                                                      Registration No. 33-58793
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                         -----------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         -----------------------------
                           BOATMEN'S BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)


          MISSOURI                          6712                   43-0672260
(State or other jurisdiction          (Primary Standard           (IRS Employer
      of incorporation            Industrial Classification      Identification
      or organization)                   Code Number)                Number)

                              One Boatmen's Plaza
                               800 Market Street
                           St. Louis, Missouri  63101
                                 (314) 466-6000
   (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)
                         -----------------------------
                                JAMES W. KIENKER
              Executive Vice President and Chief Financial Officer
                           Boatmen's Bancshares, Inc.
                              One Boatmen's Plaza
                               800 Market Street
                           St. Louis, Missouri  63101
                                 (314) 466-7718
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         -----------------------------
                                  Copies to:
 Thomas C. Erb, Esq.                               Charles E. Greef, Esq.
 Lewis, Rice & Fingersh, L.C.                      Jenkens & Gilchrist, P.C.
 500 N. Broadway, Suite 2000                       1445 Ross Avenue, Suite 3200
 St. Louis, Missouri  63102                        Dallas, Texas 75202-2799
 (314) 444-7613                                    (214) 855-4500
                         -----------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON
SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE
UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH
SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL
THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL
BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                                BOATMEN'S BANCSHARES, INC.

                            CROSS REFERENCE SHEET TO PROSPECTUS

                 FORM S-4 HEADING                              PROSPECTUS LOCATION
- ----------------------------------------------------------------------------------------------
 1. Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus . . . . . . . . . Forepart of Registration Statement
                                                       and Outside Front Cover Page of
                                                       Prospectus

 2. Inside Front and Outside Back Cover Pages of
      Prospectus . . . . . . . . . . . . . . . . . . . Inside Front and Outside Back Cover
                                                       Pages of Prospectus; Table of
                                                       Contents

 3. Risk Factors, Ratio of Earnings to Fixed Charges
      and Other Information. . . . . . . . . . . . . . Summary Information

 4. Terms of the Transaction . . . . . . . . . . . . . Summary Information; The Merger;
                                                       Description of Boatmen's Capital
                                                       Stock; Comparison of Shareholder
                                                       Rights

 5. Pro Forma Financial Information. . . . . . . . . . Pro Forma Financial Data

 6. Material Contacts with the Company Being
      Acquired . . . . . . . . . . . . . . . . . . . . Summary Information; The Merger

 7. Additional Information Required for Reoffering by
      Persons and Parties Deemed to Be Underwriters. . <F*>

 8. Interests of Named Experts and Counsel . . . . . . The Merger; Legal Opinion; Experts

 9. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities . <F*>

10. Information with Respect to S-3 Registrants. . . . Incorporation of Certain Documents
                                                       by Reference; The Merger

11. Incorporation of Certain Information by Reference. Incorporation of Certain Documents
                                                       by Reference

12. Information with Respect to S-2 or S-3 Registrants <F*>

13. Incorporation of Certain Information by Reference. <F*>





- ----------------------------------------
<F*>Indicates item not applicable



                 FORM S-4 HEADING                              PROSPECTUS LOCATION
- ----------------------------------------------------------------------------------------------
14. Information with Respect to Registrants Other than
      S-2 or S-3 Registrants . . . . . . . . . . . . . <F*>

15. Information with Respect to S-3 Companies. . . . . <F*>

16. Information with Respect to S-2 or S-3 Companies . <F*>

17. Information with Respect to Companies Other than
      S-2 or S-3 Companies . . . . . . . . . . . . . . Summary Information; The Merger;
                                                       Information About First National;
                                                       Index to Financial Statements of
                                                       First National

18. Information if Proxies, Consents or Authorizations
      are to be Solicited . . . . . . . . . .. . . . . Incorporation of Certain Documents
                                                       By Reference; Summary Information;
                                                       The Special Meeting; The Merger;
                                                       Shareholder Proposals

19. Information if Proxies, Consents or Authorizations are not to be Solicited in an Exchange Offer . . <F*>






- ----------------------------------------
<F*>Indicates item not applicable

                  FIRST NATIONAL BANK IN PAMPA
                         PROXY STATEMENT
                     ----------------------
                   BOATMEN'S BANCSHARES, INC.
                           PROSPECTUS


    This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the shareholders of First National Bank in Pampa, a national banking association located in Pampa, Texas ("First National"), in connection with the solicitation of proxies by the Board of Directors of First National for use at the Special Meeting of Shareholders of First National to be held at 2:00 p.m., local time, on May 30, 1995, at the offices of First National, 100 North Cuyler Street, Pampa, Texas (the "Special Meeting").


    At the Special Meeting, shareholders of First National will consider and vote upon the Agreement and Plan of Merger, dated November 14, 1994 (the "Merger Agreement"), between First National and Boatmen's First National Bank of Amarillo ("Boatmen's-Amarillo"), a national banking association located in Amarillo, Texas and wholly-owned subsidiary of Boatmen's Texas, Inc. ("Boatmen's-Texas"), a Missouri corporation and wholly-owned subsidiary of Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and joined in by Boatmen's and Boatmen's-Texas, which provides for, among other things, the merger of First National with and into Boatmen's-Amarillo (the "Merger"). Upon consummation of the Merger, each issued and outstanding share of common stock of First National (other than shares held by any shareholder properly exercising dissenters' rights) will be converted into the right to receive 3.3750 shares, subject to possible upward adjustment as described herein, of common stock, par value $1.00 per share, of Boatmen's and any attached rights ("Boatmen's Common"), plus cash in lieu of any fractional share interests.


    This Proxy Statement/Prospectus also constitutes a prospectus of Boatmen's with respect to up to 1,368,000 shares of Boatmen's Common issuable in the Merger to holders of common stock of First National. The outstanding shares of Boatmen's Common are, and the shares of Boatmen's Common to be issued in the Merger will be, included for quotation on the Nasdaq Stock Market's National Market ("Nasdaq"). The last reported sale price of Boatmen's Common on Nasdaq on April 28, 1995, was $33.25.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of First National on or about May 1, 1995 (the "Mailing Date").


    The Proxy Statement/Prospectus does not cover any resales of the Boatmen's Common offered hereby to be received by the stockholders deemed to be "affiliates" of Boatmen's or First National upon consummation of the Merger. No person is authorized to make use of this Proxy Statement/Prospectus in connection with such resales.

             THE SHARES OF BOATMEN'S COMMON ISSUABLE IN THE MERGER
                  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      -----------------------------------

             THE SHARES OF BOATMEN'S COMMON OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY
             BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
           FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE
                     FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                      -----------------------------------


        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MAY 1, 1995

                               TABLE OF CONTENTS
                               -----------------
                                                                      PAGE
                                                                      ----
    AVAILABLE INFORMATION                                                1

    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                      1

    SUMMARY INFORMATION                                                  3
         Introduction                                                    3
         The Parties                                                     3
             Boatmen's                                                   3
             Boatmen's-Texas                                             3
             Boatmen's-Amarillo                                          4
             First National                                              4
         The Special Meeting                                             4
             Date, Time and Place of the Special Meeting                 4
             Matters to be Considered at the Special Meeting             4
             Record Date for the Special Meeting                         5
             Vote Required to Approve Merger Agreement                   5
             Certain Holders of First National Common                    5
             Revocation of Proxies                                       5
         The Merger                                                      5
             Merger Consideration                                        5
             Value of the Merger                                         6
             Reasons for the Merger and Recommendation of the
                Boards of Directors                                      6
             Opinion of Financial Advisor                                6
             Conduct of Business Pending the Merger; Dividends           7
             Conditions to the Merger; Regulatory Approvals              7
             Termination of the Merger Agreement                         7
             Payment Upon Occurrence of Certain Triggering Events        8
             Federal Income Tax Consequences                             9
             Accounting Treatment                                        9
             Effective Time of the Merger                                9
             Interests of Certain Persons in the Merger                  9
             Dissenters' Rights                                         10
         Management and Operations After the Merger                     10
         Comparison of Shareholder Rights                               10

    COMPARATIVE STOCK PRICES                                            11

    SELECTED COMPARATIVE PER SHARE DATA                                 12

    SELECTED FINANCIAL DATA                                             13

    THE SPECIAL MEETING                                                 16
         Date, Time and Place of Special Meeting                        16


                                    i

                                                                      PAGE
                                                                      ----
         Matters to be Considered at the Special Meeting                16
         Record Date for Special Meeting                                16
         Vote Required to Approve the Merger Agreement                  16
         Voting and Revocation of Proxies for Special Meeting           17
         Solicitation of Proxies for the Special Meeting                17
         Expenses for Preparation of Proxy Statement/Prospectus         17
         Mailing Date of Proxy Statement/Prospectus                     17

    THE PARTIES                                                         18
         Boatmen's                                                      18
             General                                                    18
             Recent Developments                                        18
         Boatmen's-Texas                                                19
         Boatmen's-Amarillo                                             19
         First National                                                 20

    THE MERGER                                                          20
         Background of the Merger                                       20
         Reasons for the Merger                                         21
         Recommendation of the Board of Directors                       21
         Opinion of Financial Advisor                                   21
         Merger Consideration                                           25
         Form of the Merger                                             26
         Conduct of Business Pending the Merger; Dividends              27
         Conditions to Consummation of the Merger                       27
         Regulatory Approvals                                           28
         Termination or Abandonment                                     28
         Payment Upon Occurrence of Certain Triggering Events           29
         Dissenters' Rights                                             30
         Exchange of First National Stock Certificates;
            Fractional Shares                                           31
         Representations and Warranties of First National, Boatmen's
            and Boatmen's-Amarillo                                      32
         Certain Other Agreements                                       33
         No Solicitation                                                35
         Waiver and Amendment                                           35
         Expenses and Fees                                              36
         Federal Income Tax Consequences                                36
         Resale of Boatmen's Common                                     37
         Interests of Certain Persons in the Merger                     37
         Effective Time                                                 38
         Accounting Treatment                                           38
         Management and Operations After the Merger                     38
         Effect on Employee Benefit Plans                               38

    PRO FORMA FINANCIAL DATA                                            39

    DESCRIPTION OF BOATMEN'S CAPITAL STOCK                              44
         Boatmen's Common                                               44


                                    ii

                                                                      PAGE
                                                                      ----
         Boatmen's Series B Preferred Stock                             45

    COMPARISON OF SHAREHOLDER RIGHTS                                    46
         Shareholder Vote Required for Certain Transactions             46
         Voting Rights                                                  47
         Special Meetings of Shareholders; Shareholder Action by
            Written Consent                                             48
         Notice of Shareholder Nominations of Directors                 48
         Shareholder Proposal Procedures                                49
         Shareholder Rights Plan                                        49
         Dissenters' Rights                                             52
         Takeover Statutes                                              53
         Liability of Directors; Indemnification                        53
         Limitation of Liability of Directors                           55
         Consideration of Non-Shareholder Interests                     55

    INFORMATION ABOUT FIRST NATIONAL                                    56
         Business of First National                                     56
         Management's Discussion and Analysis of Financial Condition
            and Results of Operations                                   57
         Security Ownership of Certain Beneficial Owners and
            Management                                                  76
         Family Relationships                                           78

    LEGAL OPINION                                                       78

    EXPERTS                                                             78
         Independent Auditors for Boatmen's                             78
         Independent Auditors for First National                        79
         Presence at Special Meeting                                    79

    SHAREHOLDER PROPOSALS                                               79

    INDEX TO FINANCIAL STATEMENTS OF FIRST NATIONAL                    F-1

    APPENDICES

         Merger Agreement                                              A-1
         Fairness Opinion                                              B-1
         Excerpts of the National Bank Act (Dissenters' Rights)        C-1


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BOATMEN'S OR FIRST NATIONAL.
THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE A SOLICITATION OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT ANY INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                      AVAILABLE INFORMATION

    Boatmen's is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "S.E.C."). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the S.E.C., Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the S.E.C. located at Seven World Trade Center, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the public reference section of the S.E.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Boatmen's may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    Boatmen's has filed with the S.E.C. a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Boatmen's Common to be issued pursuant to the Merger described herein. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the S.E.C.'s principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement is qualified in all respects by such reference.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the S.E.C. by Boatmen's
(File No. 1-3750) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1.   Boatmen's Annual Report on Form 10-K for the year ended
         December 31, 1994;

    2. The description of the common stock of Boatmen's contained in Boatmen's Registration Statement on Form 8-A under the Exchange Act, as amended under cover of Form 8 dated
         July 15, 1988, and the description of the preferred share purchase rights contained in

         Boatmen's Registration Statement on Form 8-A under the
         Exchange Act, filed August 14, 1990; and


    3.   Boatmen's Current Reports on Form 8-K dated January 20,
         1995, March 14, 1995 and April 28, 1995.


    All documents and reports filed by Boatmen's pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO KEVIN R. STITT, DIRECTOR OF INVESTOR RELATIONS, BOATMEN'S BANCSHARES, INC., ONE BOATMEN'S PLAZA, 800 MARKET STREET, ST. LOUIS, MISSOURI 63101 (TELEPHONE NUMBER (314) 466-7662). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 22, 1995.

                       SUMMARY INFORMATION

    The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus. The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Proxy Statement/Prospectus, the Appendices hereto and the documents referred to herein. All information contained in this Proxy Statement/Prospectus relating to Boatmen's and its subsidiaries has been supplied by Boatmen's and all information relating to First National has been supplied by First National. Shareholders are urged to read this Proxy Statement/Prospectus and the Appendices hereto in their entirety.


                          INTRODUCTION

    This Proxy Statement/Prospectus relates to an Agreement and Plan of Merger dated November 14, 1994 (the "Merger Agreement"), between First National Bank in Pampa, a national banking association located in Pampa, Texas ("First National"), and Boatmen's First National Bank of Amarillo ("Boatmen's-Amarillo"), a national banking association located in Amarillo, Texas and wholly-owned subsidiary of Boatmen's Texas, Inc. ("Boatmen's-Texas"), a Missouri corporation and wholly-owned subsidiary of Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and joined in by Boatmen's and Boatmen's-Texas, which provides for, among other things, the merger of First National with and into Boatmen's-Amarillo (the "Merger"). As a result of the Merger, Boatmen's will retain beneficial ownership of all of the issued and outstanding stock of Boatmen's-Amarillo, and the separate existence of First National will cease.

    The summary set forth in this Proxy Statement/Prospectus of certain provisions of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein and attached as Appendix A to this Proxy Statement/Prospectus.


                           THE PARTIES

BOATMEN'S

    Boatmen's is a multi-bank holding company headquartered in St. Louis, Missouri. On February 28, 1995, Boatmen's completed its acquisition of Worthen Banking Corporation ("Worthen"), the second largest banking organization in Arkansas. See "THE PARTIES-
- -Boatmen's--Recent Developments." Restated to reflect the acquisition of Worthen (renamed "Boatmen's Arkansas, Inc." upon consummation of the transaction), Boatmen's had consolidated assets of approximately $32.4 billion and shareholders' equity of approximately $2.5 billion at December 31, 1994, making it the largest bank holding company in Missouri and among the 30 largest in the United States. Boatmen's has 56 subsidiary banks, including a federal savings bank, operating from over 500 locations in Missouri, Arkansas, Illinois, Iowa, Kansas, New Mexico, Oklahoma, Tennessee and Texas. Boatmen's also ranks among the 16 largest providers of trust services in the nation, with approximately $36.4 billion in assets under management at December 31, 1994. Boatmen's other principal businesses include a mortgage banking company, a credit life insurance company, a credit card company and an insurance agency. The principal executive offices of Boatmen's are at One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri 63101 (telephone number (314) 466-6000).

BOATMEN'S-TEXAS

    Boatmen's-Texas is a wholly-owned subsidiary of Boatmen's which, in turn, owns all of the capital stock of Boatmen's-Amarillo. At December 31, 1994, Boatmen's-Texas had consolidated assets of approximately $1.1 billion and shareholders' equity of approximately $76 million. The principal executive offices of Boatmen's-Texas are at One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri 63101 (telephone number (314) 466-6000).

BOATMEN'S-AMARILLO

    Boatmen's-Amarillo is a national banking association headquartered in Amarillo, Texas, with seventeen offices located in Amarillo, Canyon, Childress, Dalhart, Dumas, San Angelo and Vega, Texas. Boatmen's-Amarillo, which commenced operations in 1890, was acquired by Boatmen's on November 30, 1993. All of the outstanding capital stock of Boatmen's-Amarillo is owned by Boatmen's-Texas.
At December 31, 1994, Boatmen's-Amarillo had assets of approximately $1.1 billion, deposits of approximately $736 million, and shareholders' equity of approximately $74 million. Boatmen's-Amarillo, the largest commercial bank in terms of assets, deposits and earnings in its service area (which includes northwestern Texas, known as the "Panhandle", and portions of eastern New Mexico, southwestern Kansas, southeastern Colorado and western Oklahoma) offers a broad range of commercial and retail banking services as well as other financial services to its customers. Deposit products include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, savings accounts and money market accounts. Loans include commercial and industrial, real estate, mortgage, consumer and agricultural. Other products and services include full service brokerage, credit cards, credit-related insurance, automatic teller machines, safe deposit boxes and trust services. The principal executive offices of Boatmen's-Amarillo are at Eighth & Taylor, Amarillo, Texas 79101 (telephone number
(806) 378-1400).

FIRST NATIONAL

    First National is a national banking association located in Pampa, Texas. First National operates from its main office and from its detached drive-in facility in Pampa, Texas. First National offers complete banking services to the commercial, agricultural and residential areas that it serves. At December 31, 1994, First National had assets of approximately $165.8 million, loans of approximately $32.2 million and shareholders' equity of approximately $28.0 million. The principal executive offices of First National are at 100 North Cuyler Street, Pampa, Texas 79066 (telephone number (806) 665-8421).


                       THE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING


    The special meeting of shareholders of First National (the
"Special Meeting") will be held at the offices of First National, 100 North Cuyler Street, Pampa, Texas 79066, on May 30, 1995, at 2:00 p.m., local time.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, holders of common stock, par value $10.00 per share, of First National ("First National Common") will consider and vote upon the approval of the Merger Agreement providing for, among other things, the Merger of First National with and into Boatmen's-Amarillo. In addition, the holders of First National Common may be asked to vote on a proposal to adjourn or postpone the Special

Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Merger Agreement.

RECORD DATE FOR THE SPECIAL MEETING

    The record date for the Special Meeting is April 20, 1995.

VOTE REQUIRED TO APPROVE MERGER AGREEMENT

    Approval of the Merger Agreement will require the affirmative vote of two-thirds (2/3) of the outstanding shares of First
National Common entitled to vote thereon.  Holders of First
National Common will be entitled to one vote per share.

CERTAIN HOLDERS OF FIRST NATIONAL COMMON

    As of the record date, the executive officers and directors of First National and their affiliates owned beneficially 162,209.11 shares (approximately 40.55%) of First National Common, which are expected by management to be voted in favor of the Merger Agreement. See "INFORMATION ABOUT FIRST NATIONAL -- Security Ownership of Certain Beneficial Owners and Management."

REVOCATION OF PROXIES

    Proxies for use at the Special Meeting accompany this Proxy Statement/Prospectus. Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Merger Agreement by filing with the Cashier of First National a written revocation or a duly executed proxy bearing a later date. A holder of First National Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.


                           THE MERGER

MERGER CONSIDERATION

    At the time the Merger is consummated (the "Effective Time"), First National will merge into Boatmen's-Amarillo and, as a result thereof, each share of First National Common, other than shares any holders of which have duly exercised and perfected their dissenters' rights under the National Bank Act, will be converted into 3.3750 shares (the "Conversion Ratio") of common stock, par value $1.00 per share, of Boatmen's, together with any rights attached thereto ("Boatmen's Common"), under or by virtue of the Rights Agreement, dated August 14, 1990, between Boatmen's and Boatmen's Trust Company, as Rights Agent (such number of shares of Boatmen's Common, together with any cash payment in lieu of fractional shares, as described herein, is referred to herein as the "Merger Consideration"). For a description of the Rights Agreement, see "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan." No fractional shares of Boatmen's Common will be issued and, in lieu thereof, holders of shares of First National Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of First National Common held by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of Boatmen's Common on the Nasdaq Stock Market's National Market ("Nasdaq") on the business day immediately preceding the date on which the Effective Time occurs.

    The Merger Agreement provides that the Merger Consideration would be subject to possible increase should the Effective Time occur after the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1995 or the third quarter of 1995. In such event, the Merger Consideration will be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend or dividends, as the case may be, less fifteen cents ($0.15) per such dividend, multiplied by (B) 3.3750, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty trading days immediately preceding the fifth calendar day immediately preceding the closing date of the Merger (the "Boatmen's Average Price").


    Should the Effective Time occur after the record date for the payment of such second quarter or third quarter dividend on Boatmen's Common (payable to shareholders of record of Boatmen's as of June 1, 1995, with respect to the second quarter dividend), the Conversion Ratio will be adjusted for such dividend in the manner described above. The actual amount of such adjustment, if any, cannot be calculated as of the date of this Proxy Statement/Prospectus and will not be known until a date at least five calendar days prior to the closing date of the Merger.

VALUE OF THE MERGER

    Based on the Merger Consideration and the closing sales price of Boatmen's Common as reported on Nasdaq on April 28, 1995, the Merger had a per share value of $112.22 to holders of First National Common, and the approximate total value of the Merger Consideration to First National shareholders, was $44.9 million. The market value of the Merger Consideration as stated above may increase or decrease depending on the closing sale price of Boatmen's Common as reported on Nasdaq on the date on which the Effective Time occurs. No assurance can be given as to the market price of Boatmen's Common on the date on which the Effective Time occurs.


REASONS FOR THE MERGER AND RECOMMENDATION OF THE BOARDS OF
DIRECTORS

    The Board of Directors of First National has determined that the Merger and the Merger Agreement, including the Merger Consideration, are fair to, and in the best interests of, First National and its shareholders. The Board believes that a business combination with a larger and more geographically diversified regional bank holding company would, in addition to providing significant shareholder value to all shareholders, enable First National to compete more effectively in its market area and participate in the expanded opportunities for growth that the Merger will make possible. Accordingly, the Board recommends that shareholders of First National vote for approval and adoption of the Merger Agreement.

    Certain members of the management and Board of Directors of First National have interests in the Merger that are in addition to the interests of shareholders generally. See "THE MERGER --
Interests of Certain Persons in the Merger."

    The Board of Directors of each of Boatmen's and Boatmen's-
Amarillo believe that the merger of First National into Boatmen's-Amarillo would be a natural and desirable extension to Boatmen's banking franchise in the Texas Panhandle.

OPINION OF FINANCIAL ADVISOR

    First National's advisor with respect to financial aspects of the Merger, Alex Sheshunoff & Co. Investment Banking ("Sheshunoff"), has rendered its opinion to the Board of Directors of First National that the terms of the Merger are fair and equitable, from a financial perspective, to First National and its shareholders. The opinion of Sheshunoff, attached as Appendix B to this Proxy Statement/Prospectus, sets forth the matters considered in rendering such opinion and should be read by the First National shareholders in its entirety.

CONDUCT OF BUSINESS PENDING THE MERGER; DIVIDENDS

    Pursuant to the Merger Agreement, First National has agreed to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement. The Merger Agreement provides that First National may not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of the Merger Agreement unless (i) the amount of any such dividend(s) declared or paid would not exceed amounts paid on the same date of the preceding year, and (ii) the declaration of payment of any such dividend would not cause First National's Adjusted Shareholders' Equity (as defined herein) to be less than $30,800,000. The term "Adjusted Shareholders' Equity" means the total stockholders' equity of First National as of the close of business on the business day immediately preceding the Closing Date, but adjusted by adding back (i) the total amount of all FASB 115 adjustments as of such date, and (ii) the amount of any reductions of such stockholders' equity occurring after the date of the Merger Agreement on account of any accruals, reserves or changes made by First National required by the Merger Agreement.

CONDITIONS TO THE MERGER; REGULATORY APPROVALS

    The Merger is subject to various conditions including, among other things, (i) approval of the Merger Agreement by the requisite two-thirds (2/3) vote of the shareholders of First National;
(ii) receipt of regulatory approval from the Office of the Comptroller of the Currency (the "O.C.C."); (iii) receipt of a ruling of the Internal Revenue Service (the "I.R.S.") on certain tax aspects of the Merger; (iv) the occurrence of no material adverse changes in the businesses of Boatmen's or First National; and (v) First National's Adjusted Shareholders' Equity being not less than $30,800,000. The O.C.C. has approved the regulatory application to effect the Merger, and Boatmen's has received the requisite ruling from the I.R.S. with respect to certain tax aspects of the Merger.

TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by either party if the Merger is not consummated on or prior to November 14, 1995; (ii) by mutual agreement of the parties; (iii) by Boatmen's or First National in the event of a material breach by the other of any of its representations and warranties or agreements under the Merger Agreement not cured within thirty (30) days after notice of such breach is given by the non-breaching party; (iv) by either party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period); (v) by Boatmen's in the event that First National becomes a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks after the date of the Merger Agreement, provided, however, that Boatmen's may not terminate the Merger Agreement on account of any such regulatory enforcement action or proceeding which, through the reasonable efforts of First National and/or Boatmen's, could be terminated on or before the closing date of the Merger without requiring any capital infusion to be made or other action having a financial effect materially adverse to the financial benefits of the Merger to Boatmen's; (vi) by Boatmen's if certain reports of environmental inspection on the real properties of First National to be obtained pursuant to the Merger Agreement should disclose any contamination or presence of hazardous wastes, the estimated clean up or other remedial cost of which exceeds $400,000; (vii) by either party if any regulatory application filed in connection with the Merger should be finally denied or disapproved by the applicable regulatory authority; and (viii) by either party if the Merger is not approved by the shareholders of First National.

PAYMENT UPON OCCURRENCE OF CERTAIN TRIGGERING EVENTS

    The Merger Agreement provides that upon the occurrence of one or more Triggering Events (as described below), First National shall pay to Boatmen's the sum of $800,000.

    As used in the Merger Agreement, the term "Triggering Event" means any of the following events: (i) termination of the Merger Agreement by Boatmen's upon a breach thereof by First National, provided that within twelve (12) months of the date of such termination, an event described in clause (iii), (iv) or (v) of this sentence shall have occurred; (ii) the failure of First National's shareholders to approve the Merger and the Merger Agreement at the Special Meeting; provided, however, that the failure of First National's shareholders to approve the Merger and the Merger Agreement shall not be deemed a Triggering Event if
(a) the average of the daily closing prices of a share of Boatmen's Common, as reported on Nasdaq during the period of twenty (20) trading days ending on the second trading day immediately preceding the Mailing Date (the "Boatmen's Final Price"), is less than $26.00, (b) the number obtained by dividing the Boatmen's Final Price by the Boatmen's Initial Price (as defined below), is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .20 from such quotient, or (c) within eighteen (18) months after the date of such meeting an event described in clause (iii), (iv) or (v) below does not occur; (iii) any person or group of persons (other than Boatmen's) acquires, or has the right to acquire, fifty percent (50%) or more of the outstanding shares of First National Common (exclusive of any shares of First National Common sold directly or indirectly to such person or group of persons by Boatmen's); (iv) expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than Boatmen's and/or its affiliates) to purchase or acquire securities of First National if upon consummation of such offer, such person or group of persons would own, control or have the right to acquire fifty percent (50%) or more of the First National Common; or (v) upon the entry by First National into an agreement or other understanding with a person or group of persons (other than Boatmen's and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with First National or to purchase or acquire First National or all or substantially all of First National's assets.

    As used in the Merger Agreement, (a) "Index Group" means all of the bank holding companies listed on Exhibit 7.09 to the Merger Agreement, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of twenty (20) trading days ending at the end of the fifth trading day immediately preceding the closing date of the Merger for such company to be acquired or to acquire another company (which would constitute a "significant subsidiary" of such company, as such term is defined under applicable S.E.C. regulations) in exchange for its stock; (b) "Boatmen's Initial Price" means the closing price of a share of Boatmen's Common as reported on Nasdaq on November 14, 1994; (c) "Initial Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the per share closing prices of the common stock of the bank holding companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on November 14, 1994;
(d) "Final Price" of any company belonging to the Index Group means the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of twenty (20) trading days ending at the end of the second trading day immediately preceding the Mailing Date; and (e) "Final Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the Final Prices for all of the companies comprising the Index Group.

FEDERAL INCOME TAX CONSEQUENCES

    The Merger has been structured to qualify as a tax-free reorganization so that no gain or loss would be recognized by Boatmen's or First National, and no gain or loss would be recognized by First National shareholders, except in respect of cash received for fractional shares and except for any cash payments which might be received by such shareholders properly exercising their dissenters' rights. Boatmen's has received a ruling from the I.R.S. to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (ii) no gain or loss will be recognized by the shareholders of First National who receive solely shares of Boatmen's Common, (iii) the basis of shares of Boatmen's Common received by the shareholders of First National will be the same as the basis of shares of First National Common exchanged therefor, and (iv) the holding period of the shares of Boatmen's Common received by such shareholders will include the holding period of the shares of First National Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

    THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO FIRST NATIONAL SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH FIRST NATIONAL SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING ANY SUCH SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

    The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. The receipt of an opinion from Ernst & Young LLP, the independent accountants of Boatmen's, confirming that the Merger will qualify for "pooling of interests" accounting, is a condition to Boatmen's and First National's obligations to consummate the Merger. If such condition is not met, the Merger would not be consummated unless the condition were waived by Boatmen's and First National (which Boatmen's has indicated it would not intend to do) and the approval of First National shareholders entitled to vote on the Merger were resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of Boatmen's on a pro forma basis assuming the completion of the Merger. As of the date of this Proxy Statement/Prospectus, Boatmen's and First National are not aware, after consultation with Ernst & Young LLP, of any existing facts or circumstances which would preclude such a pooling opinion from being issued by Ernst & Young LLP.

EFFECTIVE TIME OF THE MERGER

    The Merger will become effective on the date specified in the certification to be issued by the O.C.C. It is presently anticipated that the Merger will be consummated during the second quarter of 1995, but no assurance can be given that such timetable will be met.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of First National's management and First
National's Board of Directors have interests in the Merger that are in addition to, and separate from, the interests of shareholders of First National generally. These include, among others, provisions in the Merger Agreement relating to director and officer indemnification and employee benefits after the Merger.

    For information about the percentage of First National Common owned by the directors and executive officers of First National, see "INFORMATION ABOUT FIRST NATIONAL -- Security Ownership of Certain Beneficial Owners and Management." None of the directors or executive officers of First National would own, on a pro forma basis giving affect to the Merger, more than 1% of the issued and outstanding shares of Boatmen's Common.

DISSENTERS' RIGHTS

    The rights of shareholders of First National with respect to the Merger, including specifically any shareholders of First National who dissent from the Merger Agreement, are governed by provisions of the National Bank Act, which provides that a shareholder of First National will be entitled to receive the value of his or her shares of First National Common held as of the Effective Time of the Merger if such shareholder: (i) votes against the Merger Agreement at the Special Meeting or gives written notice at or prior to the Special Meeting to the presiding officer that he or she dissents from the Merger Agreement;
(ii) delivers to Boatmen's-Amarillo a written request to receive payment for his or her shares of First National Common at any time before thirty (30) days after the date of consummation of the Merger; and (iii) surrenders his or her certificates for shares of First National Common to Boatmen's-Amarillo with the written request to receive payment therefor. See "THE MERGER -- Dissenters' Rights" and Appendix C attached hereto.


           MANAGEMENT AND OPERATIONS AFTER THE MERGER

    Boatmen's-Amarillo will be the surviving bank in the Merger. Following consummation of the Merger, the present offices of First National will operate as branch offices of Boatmen's-Amarillo. It is not anticipated that the Board of Directors of Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo will be affected as a result of the Merger. It is presently anticipated that the executive officers of First National will continue as officers of the Pampa operations of Boatmen's-Amarillo following the Merger. There are no written employment agreements with respect to such anticipated continued employment.


                COMPARISON OF SHAREHOLDER RIGHTS

    The rights of the shareholders of First National Common and Boatmen's Common differ in certain respects. The rights of the shareholders of First National who receive shares of Boatmen's Common in the Merger will be governed by the corporate law of Missouri, the state in which Boatmen's is incorporated, and by Boatmen's Articles of Incorporation, Bylaws and other corporate documents. The governing law and documents of Boatmen's differ from those which apply to First National, which is a national banking association, in several respects, including relative rights in connection with certain redeemable preferred stock of Boatmen's presently issued and outstanding; the shareholder votes required for certain business combinations; removal of directors and amendments to the Articles of Incorporation; certain rights pursuant to Boatmen's shareholder rights plan; the circumstances under which a shareholder may dissent from corporate action and receive fair value for his or her shares; and rights of Boatmen's and its shareholders pursuant to certain corporate takeover statutes. See "COMPARISON OF SHAREHOLDER RIGHTS."

                    COMPARATIVE STOCK PRICES

     Shares of Boatmen's Common are traded in the over-the-counter market and are listed on Nasdaq under the symbol BOAT. There is no established trading market for First National Common. The following table sets forth the high and low last sale prices of Boatmen's Common for the periods indicated, as reported on Nasdaq, and the high and low trading prices of First National known to management of First National. The Boatmen's per share prices have been restated to reflect Boatmen's 2-for-1 stock split, effected in the form of a 100% stock dividend, effective on October 1, 1993 (the "1993 Stock Split").


                                Boatmen's     First National
                              Common Stock     Common Stock
                              ------------    --------------

                              High     Low        High    Low
                              ----     ---        ----    ---
 1992  First Quarter . . . . $24.19  $21.19      <F*>    <F*>
       Second Quarter. . . .  25.63   21.44      45.00   39.50
       Third Quarter . . . .  26.63   25.00      <F*>    <F*>
       Fourth Quarter. . . .  28.25   24.75      <F*>    <F*>

 1993  First Quarter . . . .  30.50   26.88      <F*>    <F*>
       Second Quarter. . . .  32.50   27.25      <F*>    <F*>
       Third Quarter . . . .  32.38   29.19      <F*>    <F*>
       Fourth Quarter. . . .  33.50   27.50      <F*>    <F*>

 1994  First Quarter . . . .  30.50   26.75      70.00   70.00
       Second Quarter. . . .  35.00   28.88      45.00   45.00
       Third Quarter . . . .  34.88   30.13      <F*>    <F*>
       Fourth Quarter. . . .  31.31   26.25      <F*>    <F*>

 1995  First Quarter . . . .  31.38   27.25      <F*>    <F*>
       Second Quarter. . . .  33.25   30.88      <F*>    <F*>
       (through April 28)

- -------------------------------------------

 <F*> Management of First National is not aware of any sales of shares of First National Common during the periods indicated. Given the limited trading activity of First National Common, the prices reflected in the chart may not be indicative of the actual value of First National Common, which value may be more or less than that indicated. The most recent transaction reported to management of First National involving shares of First National Common took place on May 18, 1994, at a price per share of $45.00.


    On November 14, 1994, the last trading day before the announcement of the proposed Merger, the closing sale price of Boatmen's Common as reported on Nasdaq was $29.125 per share. On such date, the equivalent per share price for First National
Common, which is calculated on the basis of the Merger
Consideration, was $98.30.


    On April 28, 1995, the closing sale prices of Boatmen's
Common as reported on Nasdaq was $33.25 per share and the equivalent per share price for First National Common was $112.22.
On such date there were approximately 32,011 and 83 holders of record of Boatmen's Common and First National Common, respectively.

             SELECTED COMPARATIVE PER SHARE DATA<F1>
                           (unaudited)

The following summary presents comparative historical, pro forma and pro forma equivalent unaudited per share data for Boatmen's and First National. Boatmen's historical per share data has been restated for the periods presented to reflect the acquisition of Worthen, which acquisition was completed on February 28, 1995. The pro forma amounts also give effect to the acquisition of Worthen. See "THE PARTIES -- Boatmen's -- Recent Developments" and "PRO FORMA FINANCIAL DATA." The pro forma amounts assume the Merger had been effective during the periods presented and has been accounted for under the pooling of interests method of accounting. For a description of the pooling of interests method of accounting with respect to the Merger, see "THE MERGER -- Accounting Treatment." The amounts designated "Pro Forma Combined Per Boatmen's Share" represent the pro forma results of the Merger, the amounts designated "Equivalent Pro Forma Per First National Share" are computed by multiplying the Pro Forma Combined Per Boatmen's Share amounts by a factor of 3.3750 to reflect the Conversion Ratio (which equals 3.3750 shares of Boatmen's Common for each share of First National Common, subject to adjustment as described herein). See "THE MERGER -- Merger Consideration." The data presented should be read in conjunction with the historical financial statements and the related notes thereto included herein or incorporated by reference herein, and the pro forma financial statements included elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PRO FORMA FINANCIAL DATA" and "INDEX TO FINANCIAL STATEMENTS OF FIRST NATIONAL."

                                                   Year Ended December 31,
                                                  -------------------------
                                                  1994       1993      1992
                                                  ----       ----      ----
NET INCOME PER COMMON SHARE:

Historical
  Boatmen's. . . . . . . . . . . . . . . . .      $3.31      $2.91    $2.25
  First National . . . . . . . . . . . . . .       6.17       8.06    10.47
Pro forma combined per
  Boatmen's share. . . . . . . . . . . . . .       3.30       2.90     2.26
Equivalent pro forma
  per First National share . . . . . . . . .      11.14       9.79     7.63

DIVIDENDS PER COMMON SHARE:

Historical
  Boatmen's. . . . . . . . . . . . . . . . .      $1.27      $1.15    $1.09
  First National . . . . . . . . . . . . . .       5.00       5.00     5.00
Pro forma combined per
  Boatmen's share <F2> . . . . . . . . . . .       1.27       1.15     1.09
Equivalent pro forma
  per First National share <F3>. . . . . . .       4.29       3.88     3.68

BOOK VALUE PER COMMON SHARE
(PERIOD END):

Historical
  Boatmen's. . . . . . . . . . . . . . . . .     $20.69     $19.90   $17.67
  First National . . . . . . . . . . . . . .      69.97      74.37    71.31
Pro forma combined per
  Boatmen's share. . . . . . . . . . . . . .      20.69      19.92    17.71
Equivalent pro forma
  per First National share . . . . . . . . .      69.83      67.23    59.77

- --------------
<F1> Reflects restatement of Boatmen's share amounts to give effect to the 1993 Stock Split.
<F2> Boatmen's pro forma dividends per share represent historical dividends per share paid by Boatmen's.
<F3> Represents historical dividends per share paid by Boatmen's calculated on the basis of the Merger Consideration.


                    SELECTED FINANCIAL DATA

    The following tables present selected consolidated historical financial data for Boatmen's, selected consolidated unaudited historical financial data for First National, and unaudited pro forma combined amounts reflecting the Merger. The pro forma amounts assume the Merger had been effective during the periods presented. The data presented are derived from the consolidated financial statements of Boatmen's, which have been restated to reflect the acquisition of Worthen, and First National and should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Proxy Statement/Prospectus. The data should also be read in conjunction with the unaudited pro forma financial statements included elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PRO FORMA FINANCIAL DATA" and "INDEX TO FINANCIAL STATEMENTS OF FIRST NATIONAL."


                                                    BOATMEN'S BANCSHARES, INC.
                                                      SELECTED FINANCIAL DATA
                                                            (UNAUDITED)

                                                                     Year Ended December 31,
                                           -----------------------------------------------------------------------
                                           1994               1993             1992            1991           1990
                                           ----               ----             ----            ----           ----
                                                    (income statement amounts in thousands except per share
                                                           data and balance sheet amounts in millions)
Summarized Income Statement: . . . .
- ---------------------------
 Net Interest Income . . . . . . . .   $1,165,210         $1,107,290       $1,001,455      $845,398        $748,821
 Provision for Loan Losses . . . . .       25,705             64,812          139,475       118,017         125,662
 Noninterest Income  . . . . . . . .      591,423            568,188          516,779       415,151         346,861
 Noninterest Expense . . . . . . . .    1,116,755          1,098,858        1,016,868       878,673         763,474
 Income Tax Expense  . . . . . . . .      211,198            162,139           99,228        63,925          38,808
 Net Income. . . . . . . . . . . . .      402,975            349,669          262,663       199,934         167,738
Per Common Share Data<F1>:
- -------------------------
 Net Income. . . . . . . . . . . . .        $3.31              $2.91            $2.25         $1.78           $1.56
 Cash Dividends Paid . . . . . . . .         1.27               1.15             1.09          1.07            1.06
 Stockholders' Equity
   (period end). . . . . . . . . . .        20.69              19.90            17.67         16.32           15.09
Financial Position at Period End:
- --------------------------------
 Loans, Net of Unearned Income . . .      $18,455            $16,538          $14,709       $13,743         $13,592
 Total Assets. . . . . . . . . . . .       32,425             30,233           27,751        26,144          25,649
 Deposits. . . . . . . . . . . . . .       25,126             23,952           22,723        20,826          20,608
 Long-Term Debt. . . . . . . . . . .          558                530              430           344             317
 Stockholders' Equity. . . . . . . .        2,512              2,410            2,102         1,871           1,627
Selected Financial Ratios:
- -------------------------
 Return on Average Assets. . . . . .         1.30%              1.23%            0.99%         0.81%           0.75%
 Return on Average Common
   Equity<F2>. . . . . . . . . . . .        16.30              15.58            13.20         11.32           10.58
 Net Interest Margin . . . . . . . .         4.34               4.49             4.35          4.04            4.01
 Nonperforming Assets as % of
   Total Loans and Foreclosed
   Property<F3>. . . . . . . . . . .         1.06               1.85             2.80          3.75            3.76
 Nonperforming Loans as % of Total
   Loans . . . . . . . . . . . . . .         0.73               1.17             1.89          2.46            3.02
 Loan Reserve as % of Net Loans. . .         2.03               2.26             2.26          2.06            1.91
 Net Charge-Offs as % of Average
   Loans . . . . . . . . . . . . . .         0.15               0.23             0.75          0.78            0.73
 Equity to Assets. . . . . . . . . .         7.75               7.97             7.57          7.16            6.34
 Tangible Equity to Assets<F4> . . .         6.95               7.04             6.80          6.44            5.68
 Tier 1 Risk-Based Capital<F5> . . .        10.79              10.90            10.55         10.11              -
 Total Risk-Based Capital<F5>. . . .        13.94              14.39            13.74         13.05              -

- ---------------------------
<F1> Reflects restatement of share amounts for the 1993 Stock
     Split.
<F2> Based on net income available to common shareholders.
<F3> Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and foreclosed property.
<F4> Tangible equity to assets is defined as total equity less all intangibles as a percentage of total tangible assets.
<F5> Calculated using final 1992 risk-based guidelines.

                               FIRST NATIONAL BANK IN PAMPA
                                  SELECTED FINANCIAL DATA
                                        (UNAUDITED)


                                                         Year Ended December 31,
                                             --------------------------------------------
                                             1994      1993      1992      1991      1990
                                             ----      ----      ----      ----      ----
                                   (income statement amounts in thousands except per share data)

Summarized Income Statement:
- ---------------------------
 Net Interest Income . . . . . . . . . .    $5,887    $7,202    $7,850    $6,638    $6,138
 Provision for Loan Losses . . . . . . .      (515)     (405)     (792)       44       825
 Noninterest Income. . . . . . . . . . .       281       420       479       362       302
 Noninterest Expense . . . . . . . . . .     2,945     3,156     2,959     3,142     2,934
 Income Tax Expense. . . . . . . . . . .     1,269     1,645     1,975     1,296       967
 Net Income. . . . . . . . . . . . . . .     2,469     3,226     4,187     2,518     1,714
Per Common Share Data:
- ---------------------
 Net Income. . . . . . . . . . . . . . .    $ 6.17    $ 8.06    $10.47    $ 6.29    $ 4.28
 Cash Dividends Paid . . . . . . . . . .      5.00      5.00      5.00      1.75      1.75
 Stockholders' Equity (period end):. . .     69.97     74.37     71.31     65.84     61.30
Financial Position at Period End:
- --------------------------------
 Loans, Net of Unearned Income . . . . .  $ 33,092  $ 35,321  $ 31,606  $ 29,850  $ 34,163
 Total Assets. . . . . . . . . . . . . .   165,835   182,742   196,199   186,800   189,103
 Deposits. . . . . . . . . . . . . . . .   137,318   152,218   166,938   159,143   163,300
 Long-Term Debt. . . . . . . . . . . . .         0         0         0         0         0
 Stockholders' Equity. . . . . . . . . .    27,989    29,749    28,523    26,336    24,518
Selected Financial Ratios:
- -------------------------
 Return on Average Assets. . . . . . . .      1.40%     1.71%     2.18%     1.35%     0.95%
 Return on Average Equity. . . . . . . .      8.26     10.85     15.02      9.80      7.07
 Net Interest Margin . . . . . . . . . .      3.52      4.04      4.30      3.55      3.38
 Nonperforming Assets as % of
   Total Loans and Foreclosed
   Property<F1>. . . . . . . . . . . . .      4.46      1.22      3.46      8.12      7.25
 Nonperforming Loans as % of
   Total Loans . . . . . . . . . . . . .      3.55      1.01      2.64      3.44      2.48
 Loan Reserve as % of Net Loans. . . . .      2.65      2.81      3.36      4.33      3.27
 Net Charge-Offs as % of Average
   Loans . . . . . . . . . . . . . . . .     (1.12)    (0.97)    (1.77)    (0.40)     0.51
 Equity to Assets. . . . . . . . . . . .     16.88     16.28     14.54     14.10     12.97
 Tangible Equity to Assets<F2> . . . . .     16.88     16.28     14.54     14.10     12.97
 Tier 1 Risk-Based Capital<F3> . . . . .     84.50     70.21     73.27     71.65       -
 Total Risk-Based Capital<F3>. . . . . .     85.75     71.46     74.52     73.18       -

- ---------------------------
<F1> Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and foreclosed property.
<F2> Tangible equity to assets is defined as total equity less all intangibles as a percentage of total tangible assets.
<F3> Calculated using final 1992 risk-based guidelines.

                                BOATMEN'S BANCSHARES, INC.
                                            AND
                               FIRST NATIONAL BANK IN PAMPA
                        PRO FORMA COMBINED SELECTED FINANCIAL DATA
                                        (UNAUDITED)


                                                                    Year Ended December 31,
                                         -------------------------------------------------------------------------
                                         1994               1993              1992            1991            1990
                                         ----               ----              ----            ----            ----
                                                  (income statement amounts in thousands except per share
                                                         data and balance sheet amounts in millions)

Summarized Income Statement:
- ---------------------------
 Net Interest Income.................  $1,171,097         $1,114,492       $1,009,305      $851,960        $754,864
 Provision for Loan Losses...........      25,190             64,407          138,683       118,061         126,487
 Noninterest Income..................     591,704            568,608          517,258       415,589         347,258
 Noninterest Expense.................   1,119,700          1,102,014        1,019,827       881,815         766,408
 Income Tax Expense..................     212,467            163,784          101,203        65,221          39,775
 Net Income..........................     405,444            352,895          266,850       202,452         169,452
Per Common Share Data<F1>:
- -------------------------
 Net Income<F1>......................       $3.30              $2.90            $2.26         $1.78           $1.56
 Cash Dividends Paid.................        1.27               1.15             1.09          1.07            1.06
 Stockholders' Equity (period end):..       20.69              19.92            17.71         16.36           15.13
Financial Position at Period End:
- --------------------------------
 Loans, Net of Unearned Income.......     $18,488            $16,573          $14,741       $13,773         $13,626
 Total Assets........................      32,591             30,416           27,947        26,331          25,838
 Deposits............................      25,263             24,104           22,890        20,985          20,771
 Long-Term Debt......................         558                530              430           344             317
 Stockholders' Equity................       2,540              2,440            2,131         1,897           1,652
Selected Financial Ratios:
- -------------------------
 Return on Average Assets............        1.30%              1.23%            1.00%         0.82%           0.76%
 Return on Average Common
   Equity <F2>.......................       16.20              15.52            13.23         11.30           10.52
 Net Interest Margin.................        4.34               4.49             4.35          4.04            4.00
 Nonperforming Assets as % of
   Total Loans and Foreclosed
   Property <F3>.....................        1.07               1.85             2.81          3.76            3.77
 Nonperforming Loans as % of
   Total Loans.......................        0.73               1.17             1.89          2.46            3.01
 Loan Reserve as % of Net Loans......        2.03               2.26             2.26          2.06            1.92
 Net Charge-Offs as % of Average
   Loans.............................        0.15               0.23             0.75          0.77            0.74
 Equity to Assets....................        7.79               8.02             7.62          7.21            6.39
 Tangible Equity to Assets <F4>......        7.00               7.10             6.86          6.49            5.74
 Tier 1 Risk-Based Capital <F5>......       10.91              11.03            10.68         10.25             -
 Total Risk-Based Capital <F5>.......       14.06              14.51            13.87         13.18             -


<F1> Reflects restatement of share amounts for the 1993 Stock
     Split.
<F2> Based on net income available to common shareholders.
<F3> Nonperforming assets include nonaccrual loans,
     restructured loans, loans past due 90 days or more and foreclosed property.
<F4> Tangible equity to assets is defined as total equity less all intangibles as a percentage of total tangible assets.
<F5> Calculated using final 1992 risk-based guidelines.


                       THE SPECIAL MEETING


DATE, TIME AND PLACE OF SPECIAL MEETING


    This Proxy Statement/Prospectus is being furnished to shareholders of First National Bank in Pampa, a national banking association located in Pampa, Texas ("First National"), in connection with the solicitation of proxies by the Board of Directors of First National for use at the special meeting of shareholders to be held at the offices of First National at 100 North Cuyler Street, Pampa, Texas 79066 on May 30, 1995, at 2:00 p.m., local time (the "Special Meeting").



MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, the holders of common stock, par value $10.00 per share, of First National ("First National Common") will be asked to approve the Agreement and Plan of Merger, dated November 14, 1994 (the "Merger Agreement"), by and between First National and Boatmen's First National Bank of Amarillo ("Boatmen's-Amarillo"), a national banking association located in Amarillo, Texas and wholly-owned subsidiary of Boatmen's Texas, Inc. ("Boatmen's-Texas"), a Missouri corporation and wholly-owned subsidiary of Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and joined in by Boatmen's and Boatmen's-Texas, providing for, among other matters, the merger of First National with and into Boatmen's-Amarillo. In addition, the holders of First National Common may be asked to vote on a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Merger Agreement.


RECORD DATE FOR SPECIAL MEETING

    The Board of Directors of First National has fixed the close of business on April 20, 1995, as the record date for the determination of holders of shares of First National Common to receive notice of and to vote at the Special Meeting. On the record date, there were 400,000 shares of First National Common outstanding. Only holders of shares of First National Common of record on the record date are entitled to vote at the Special Meeting. No shares of First National Common can be voted at the Special Meeting unless the record holder is present in person or represented by proxy at the Special Meeting.


VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT

    The affirmative vote of two-thirds (2/3) of the outstanding shares of First National Common entitled to vote thereon is required to approve the Merger Agreement. Each holder of First National Common is entitled to one vote per share of First National Common. As of the record date, the executive officers and directors of First National and their affiliates have the power to vote 162,209.11 shares (approximately 40.55% of the shares outstanding) of First National Common, all of which are expected to be voted in favor of the Merger Agreement. For information regarding the shares of First National Common beneficially owned, directly or indirectly, by certain shareholders, by each director and executive officer of First National, and by all directors and officers of First National as a group, see "INFORMATION ABOUT FIRST NATIONAL -- Security Ownership of Certain Beneficial Owners and Management." As of the record date, the directors and executive officers of Boatmen's did not own beneficially any shares of First National Common.


VOTING AND REVOCATION OF PROXIES FOR SPECIAL MEETING

    Proxies for use at the Special Meeting accompany this Proxy Statement/Prospectus. A shareholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the Special Meeting. Shares of First National Common represented by a proxy properly signed and returned to First National at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned and the manner of voting is not indicated on the proxy, any shares of First National Common represented by such proxy will be voted FOR the Merger Agreement and FOR any proposal regarding adjournment or postponement, if such a proposal is made. Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof by filing with the Cashier of First National a written revocation or a duly executed proxy bearing a later date. A holder of First National Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.


SOLICITATION OF PROXIES FOR THE SPECIAL MEETING

    In addition to solicitation of proxies from shareholders of First National Common by use of the mail, proxies also may be solicited by personal interview, telephone and wire by directors, officers and employees of First National, who will not be specifically compensated for such services. Except as set forth below, all costs of soliciting proxies, assembling and mailing the Proxy Statement/Prospectus and all papers which now accompany or hereafter may supplement the same will be borne by First National.


EXPENSES FOR PREPARATION OF PROXY STATEMENT/PROSPECTUS

    Boatmen's and First National have agreed to share in the expense of preparing this Proxy Statement/Prospectus, and Boatmen's will bear the entire cost of printing this Proxy Statement/
Prospectus and all Securities and Exchange Commission ("S.E.C.")
and other regulatory filing fees incurred in connection therewith.


MAILING DATE OF PROXY STATEMENT/PROSPECTUS


    This Proxy Statement/Prospectus, the attached notice of Special Meeting and the enclosed proxy card are first being sent to shareholders of First National on or about May 1, 1995 (the "Mailing Date").

                           THE PARTIES

BOATMEN'S

    GENERAL

    Boatmen's is a multi-bank holding company headquartered in St. Louis, Missouri. Its largest subsidiary, The Boatmen's
National Bank of St. Louis, was founded in 1847 and is the oldest bank west of the Mississippi River. Boatmen's owns substantially all of the capital stock of 56 subsidiary banks, including a federal savings bank, which operate from over 500 banking locations in Missouri, Arkansas, Illinois, Iowa, Kansas, New Mexico,
Oklahoma, Tennessee and Texas. Boatmen's other principal businesses include a trust company, a mortgage banking company, a credit life insurance company, a credit card bank and an insurance agency. At December 31, 1994, including Worthen, Boatmen's had consolidated assets of approximately $32.4 billion and total shareholders' equity of approximately $2.5 billion, making it one of the 30 largest bank holding companies in the United States.

    Boatmen's is among the sixteen largest providers of personal trust services in the nation, providing personal trust services primarily within its banks' market areas and institutional and pension-related trust services on a national scale. Operating principally through Boatmen's Trust Company, its subsidiaries and trust departments of selected banks, the combined trust operations reported assets under management totaling approximately $36.4 billion at December 31, 1994. The trust operations, with revenues in 1994 of approximately $166 million, provide Boatmen's with a significant source of noninterest income.

    RECENT DEVELOPMENTS

    Dalhart Bancshares, Inc.  On January 31, 1995, Boatmen's
    ------------------------
completed its acquisition of Dalhart Bancshares, Inc. ("Dalhart") and its subsidiary bank, Citizens State Bank of Dalhart, headquartered in Dalhart, Texas. At the effective time of the merger, Dalhart merged into Boatmen's-Texas and Citizens State Bank of Dalhart merged into Boatmen's-Amarillo. At December 31, 1994, Dalhart had consolidated assets of approximately $136 million and operated from four locations in the Texas Panhandle. Approximately 700,000 shares of Boatmen's Common were exchanged for all of the capital stock of Dalhart and Citizens State Bank of Dalhart. The acquisition was accounted under the pooling of interests method of accounting.

    National Mortgage Company.  On January 31, 1995, Boatmen's
    -------------------------
completed its acquisition of National Mortgage Company, a full service mortgage banking company headquartered in Memphis, Tennessee. At the effective time of the merger, National Mortgage Company merged with Boatmen's mortgage banking subsidiary with the resulting name "Boatmen's National Mortgage, Inc." At December 31, 1994, National Mortgage Company's loan servicing portfolio was approximately $13.8 billion. Approximately five million shares of Boatmen's Common were exchanged for all of the capital stock of National Mortgage Company's parent corporations and affiliated entities. The acquisition was accounted under the pooling of interests method of accounting.

    Worthen Banking Corporation.  On February 28, 1995, Boatmen's
    ---------------------------
completed its acquisition of Worthen Banking Corporation
("Worthen"), the second largest banking organization in Arkansas.
Worthen, a multi-bank holding company headquartered in Little Rock, Arkansas (renamed "Boatmen's Arkansas, Inc." at the effective time of the merger) operates 112 retail banking offices throughout the State of Arkansas, six (6) such offices in the Austin, Texas area, and other non-banking subsidiaries including a trust company. At
December 31, 1994, Worthen had approximately $3.5 billion in assets. Approximately 17.3 million shares of Boatmen's Common were issued in exchange for all of the capital stock of Worthen. The acquisition was accounted under the pooling of interests method of accounting.

    Salem Community Bancorp, Inc.  On February 28, 1995, Boatmen's
    -----------------------------
completed its acquisition of Salem Community Bancorp, Inc. ("Salem"), a bank holding company located in Salem, Illinois. At the effective time of the merger, Salem was merged into a newly formed holding company subsidiary of Boatmen's. Salem's subsidiary bank, Community State Bank, operates from two locations in Southern Illinois and will be merged into an existing banking subsidiary of Boatmen's during the second quarter of 1995. At December 31, 1994, Salem had consolidated assets of approximately $80 million. Approximately 289,000 shares of Boatmen's Common were exchanged for all of the capital stock of Salem. The acquisition was accounted under the purchase method of accounting.

    West Side Bancshares, Inc.  On March 31, 1995, Boatmen's
    --------------------------
completed its acquisition of West Side Bancshares, Inc. ("West Side") and its subsidiary bank, Bank of the West, headquartered in San Angelo, Texas. At the effective time of the merger, West Side merged into Boatmen's-Texas and Bank of the West merged into Boatmen's-Amarillo. At March 31, 1995, West Side had consolidated assets of approximately $144 million and operated from two locations in San Angelo, Texas. Approximately 600,000 shares of Boatmen's Common were exchanged for all of the capital stock of West Side. The acquisition was accounted under the purchase method of accounting.

BOATMEN'S-TEXAS

    Boatmen's-Texas is a wholly-owned subsidiary of Boatmen's which, in turn, owns all of the capital stock of Boatmen's-Amarillo. At December 31, 1994, Boatmen's-Texas had consolidated assets of approximately $1.1 billion and shareholders' equity of approximately $76 million. The principal executive offices of Boatmen's-Texas are at One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri 63101 (telephone number (314) 466-6000).

BOATMEN'S-AMARILLO

    Boatmen's-Amarillo is a national banking association headquartered in Amarillo, Texas. Boatmen's-Amarillo, which commenced operations in 1890, was acquired by Boatmen's on November 30, 1993. All of the outstanding capital stock of Boatmen's-Amarillo is owned by Boatmen's-Texas. At December 31, 1994, Boatmen's-Amarillo had assets of approximately $1.1 billion, deposits of approximately $736 million and shareholders' equity of approximately $74 million.

    Boatmen's-Amarillo operates from seventeen offices, including one mobile banking facility, in Amarillo, Canyon, Childress, Dalhart, Dumas, San Angelo and Vega, Texas. Boatmen's-Amarillo, the largest commercial bank in terms of assets, deposits and earnings in its service area (which includes northwestern Texas, known as the "Panhandle," and portions of eastern New Mexico, southwestern Kansas, southeastern Colorado and western Oklahoma) offers a broad range of commercial and retail banking services as well as other financial services to its customers. Deposit products include certificates of deposit, individual retirement accounts and other line deposits, checking and other demand deposit accounts, NOW and super NOW accounts, savings accounts and money market accounts. Loans include commercial and industrial, real estate, mortgage, consumer and agricultural. Other products and services include full service brokerage, credit cards, credit-related insurance, automatic teller machines, safe deposit boxes and trust services.

FIRST NATIONAL

     First National is a national banking association located in Pampa, Texas. First National operates from its main office and its detached drive-in facility in Pampa, Texas. First National offers complete banking services to the commercial, agricultural and residential areas that it serves. At December 31, 1994, First National had assets of approximately $165.8 million, loans of approximately $32.2 million and shareholders' equity of approximately $28.0 million. Services include commercial and consumer loans, commercial and residential mortgages, deposit services, and many other traditional banking services. Lending is primarily to small- and medium-size businesses and is generally tied to a strong oil and gas economy.

     First National competes in a market with two other commercial banks, a state savings bank, and many credit unions. In addition, strong competition for deposit and loan services come from brokerage firms in Pampa, Texas and the surrounding area.
Competition for deposits and loans is aggressive.

     First National is subject to supervision, regulation, and examination by the Office of the Comptroller of the Currency (the "O.C.C."), and its deposits are insured by the Federal Deposit Insurance Corporation. The principal executive offices of First National are at 100 North Cuyler Street, Pampa, Texas 79066 (telephone number (806) 665-8421).


                           THE MERGER

BACKGROUND OF THE MERGER

     The Board of Directors of First National has never sought or invited acquisition proposals, and any inquirers were initially informed by management that First National was not for sale. During the early 1980's, a few unsolicited merger proposals were informally discussed with management, but were deemed to be unattractive because of uncertainties concerning the financial condition or future prospects of proposed merger partners.

     In recent years, bank merger and acquisition activity in Texas has been increasing. In January 1994, a major stockholder of First National was approached by a representative of Boatmen's and the parties discussed the possibility of Boatmen's making a proposal to acquire First National. The major stockholders of First National believed that it would be in the best interests of the stockholders to receive a stock-for-stock, tax free exchange proposal, with such a proposal to be evaluated based on the current financial condition and future prospects of the potential acquirer, and such stockholders communicated their position to the Board of Directors. In addition, for a proposal to be acceptable, it was important that current dividends being paid on the stock of the acquirer should be approximately equal to dividends paid to the stockholders of First National. Also, it was important that the market value of the stock proposed to be offered in exchange for First National Common adequately reflect what the directors and principal stockholders of First National believe to be a fair value of First National Common.

     After the initial contact by Boatmen's, one of its representatives met with the Chairman of the Board and the major stockholder, at which time a stock-for-stock acquisition was discussed. Over the course of ten months, several subsequent meetings were held between a representative of Boatmen's and the Chairman of the Board of First National. The first two proposals by Boatmen's were rejected by the directors of First National because the consideration offered was deemed to be inadequate, but a third proposal, submitted to the Board of Directors in early November 1994, was accepted in principle, subject to the negotiation of a definitive agreement acceptable to both parties. The resulting Merger Agreement was executed November 14, 1994.


REASONS FOR THE MERGER

     The Board of Directors of First National has determined that the Merger and the Merger Agreement, including the Merger Consideration (as defined herein), are fair to, and in the best interests of, First National and its shareholders. The Board has concluded that, in today's environment, a business combination with a larger bank and more geographically diversified regional bank holding company would, in addition to providing significant shareholder value to all shareholders, enable First National to compete more effectively in its market area and participate in the expanded opportunities for growth that the Merger will make possible. Accordingly, the Board recommends that shareholders of First National vote for approval and adoption of the Merger Agreement.

     Certain members of the management and Board of Directors of First National have interests in the Merger that are in addition to the interests of shareholders of First National generally. See
"THE MERGER -- Interests of Certain Persons in the Merger."

     The Board of Directors of each of Boatmen's and Boatmen's-
Amarillo believe that the merger of First National into Boatmen's-Amarillo, would be a natural and desirable addition to Boatmen's banking franchise in the Texas Panhandle.


RECOMMENDATION OF THE BOARD OF DIRECTORS

     FOR THE REASONS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF
FIRST NATIONAL RECOMMENDS THAT THE HOLDERS OF FIRST NATIONAL COMMON VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.


OPINION OF FINANCIAL ADVISOR

     In November 1994, First National retained Alex Sheshunoff & Co. Investment Banking ("Sheshunoff"), an investment banking firm based in Austin, Texas, on the basis of its experience, to render a written fairness opinion with respect to the financial aspects of the Merger (the "Opinion") to the Board of Directors and shareholders of First National. Sheshunoff has been in the business of consulting for the banking industry for twenty years, including the appraisal and valuation of banking institutions and their securities in connection with mergers and acquisitions and equity offerings. Sheshunoff has a long history of familiarity and involvement with the banking industry nationwide, as well as familiarity with the Texas market and recent transactions in this market. Sheshunoff did review the negotiated terms of the Merger Agreement, including corporate governance matters. Except as described herein, Sheshunoff is not affiliated in any way with First National or Boatmen's or their respective affiliates.

     On April 7, 1995, in connection with their consideration of the Merger Agreement, Sheshunoff issued its Opinion to the Board of Directors of First National that, in its opinion as investment bankers, the terms of the Merger as provided in the Merger Agreement are fair and equitable, from a financial perspective, to First National and its shareholders. This Opinion is based upon conditions as they existed on March 8, 1995. A copy of the Opinion is attached as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety by First National shareholders. Sheshunoff's written opinion does not constitute an endorsement of the merger or a recommendation to any shareholder as to how such shareholder should vote.

     In rendering its Opinion, Sheshunoff reviewed certain publicly available information concerning First National and Boatmen's, including each party's audited financial statements and annual reports. Sheshunoff considered many factors in making its evaluation. In arriving at its Opinion regarding the fairness of the transaction, Sheshunoff reviewed: (i) the Merger Agreement;
(ii) the most recent external auditor's reports to the Board of Directors of each organization; (iii) the audited December 31, 1994 balance sheet and income statement and the audited December 31, 1993 balance sheet and income statement for each organization; (iv) the rate sensitivity analysis reports for each organization; (v) each organization's listing of marketable securities showing rate, maturity and market value as compared to book value; (vi) the internal loan classification list of First National; (vii) the listing of other real estate owned for First National; (viii) the budget and long range operating plan of each organization; (ix) the minutes of the Board of Directors meetings for each organization;
(x) the most recent Board of Directors report for each organization; (xi) the listing and description of significant real properties for First National; and (xii) the directors and officers liability and blanket bond insurance policies for each organization. Sheshunoff conducted an on-site review of each organization's historical performance and current financial condition and performed a market area analysis.

     In addition, Sheshunoff discussed with the management of First National and Boatmen's the relative operating performance and future prospects of each organization, primarily with respect to the current level of their earnings and future expected operating results, giving weight to Sheshunoff's assessment of the future of the banking industry and each organization's performance within the industry. Sheshunoff compared the results of operation of First National with the results of operation of a peer group comprised of all Texas banks with total assets of $100 to $499 million (202 banks). Sheshunoff compared the results of operation of Boatmen's with the results of operations of a peer group comprised of all bank holding companies in the Midwestern United States with total assets over $1 billion (69 Bank Holding Companies). The following table contains the most relevant financial ratios utilized in this type of comparison.

                                             FIRST NATIONAL'S                    BOATMEN'S
                                  FIRST         PEER GROUP                          PEER
                               NATIONAL<F1>     MEDIAN<F2>     BOATMEN'S<F2>  GROUP MEDIAN<F2>
                               ------------     ----------     -------------  ----------------
Return on Average Assets           1.42%           1.24%           1.28%            1.22%
Return on Average Equity           8.41%          15.09%          16.21%           14.96%
Net Interest Margin (tax
   adjusted)/Average Assets        3.34%           4.23%           3.89%            4.20%
Noninterest
   Income/Average Assets           0.21%           0.97%           1.83%            1.26%
Total Overhead
   Expense/Average Assets          1.69%           3.40%           3.56%            3.47%
Loan Loss
   Provision/Average Assets       -0.30%           0.03%           0.10%            0.12%
Total Loans/Total Deposits         24.1%           49.7%           79.5%            80.4%
Total Nonperforming
   Loans/Gross Loans               3.55%           0.84%           1.99%            0.74%
Loan Loss Reserve/
   Total Loans                     2.65%           1.49%           2.13%            1.60%
Core Capital/Assets               17.88%           8.41%           7.37%            8.19%

<F1>Financial Data as of December 31, 1994.
<F2>Financial Data as of September 30, 1994.

    Many variables affect the value of banks, not the least of which is the uncertainty of future events, so that the relative importance of the valuation variables differs in different situations, with the result that appraisal theorists argue about which variables are the most appropriate ones on which to focus. However, most appraisers agree that the primary financial variables to be considered are earnings, equity, dividends or dividend-paying capacity, asset quality and cash flow. In addition, in most instances, if not all, value is further tempered by non-financial factors such as marketability, voting rights or block size, history of past sales of the banking company's stock, nature and relationship of the other shareholdings in the bank, and special ownership or management considerations.

    Sheshunoff analyzed the total purchase price on a cash equivalent fair market value basis using standard evaluation techniques (as discussed below) including comparable sales multiples, net present value, cash flow analysis, return on investment and price as a percentage of total assets based on certain assumptions of projected growth, earnings and dividends and a range of discount rates from 10% to 15%.

    Net asset value is the value of the net equity of a bank,
    ---------------
including every kind of property and value. This approach normally assumes liquidation on the date of appraisal with the recognition of securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets.
As such, it is not the best approach to use when valuing a going concern, because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), it still results in a liquidation value for the concern. Furthermore, since this method does not take into account the values attributable to the going concern such as the interrelationship among the company's assets and liabilities, customer relations, market presence, image and reputation, and staff expertise and depth, little weight is given by Sheshunoff to the net asset value method of valuation.

    Market value is generally defined as the price, established on
    ------------
an "arms-length" basis, at which knowledgeable, unrelated buyers and sellers would agree. The market value is frequently used to determine the price of a minority block of stock when both the
                                                      ----
quantity and the quality of the "comparable" data are deemed sufficient. However, the relative thinness of the specific market for the stock of the banking company being appraised may result in the need to review alternative markets for comparative pricing purposes. The "hypothetical" market value for a small bank with a thin market for its stock is normally determined by comparison to the average price to earnings, price to equity and dividend yield of local or regional publicly-traded bank issues, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity. The market value in connection with the evaluation of control of a bank is determined by the previous sales of banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data is available, the market value deserves greater weighting than the net asset value and similar emphasis as the investment value as discussed below.

    Sheshunoff maintains substantial files concerning the prices paid for banking institutions nationwide. The database includes transactions involving Texas banking organizations and banking organizations in the Southwest region of the United States in 1994 and over the past five years. The database provides comparable pricing and financial performance data for banking organizations sold or acquired. Organized by different peer groups, the data presents averages of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of First National, Sheshunoff has considered the market approach and has evaluated price to equity and price to earnings multiples of Texas banking organizations.

    Comparable Sales Multiples.  Sheshunoff calculated an
"Adjusted Book Value" of $123.00 per share, based on First National's March 8, 1995 equity and the average price to equity multiple of 1.61x for Texas banking organizations sold in 1994. Sheshunoff calculated an "Adjusted Earnings Value" of $58.92 per share, based on First National's 1994 earnings and the average price to earnings multiple of 9.55x for Texas banking organizations sold in 1994. The financial performance characteristics of the regional banking organizations vary, sometimes substantially, from those of First National. When the variance is significant for relevant performance factors, adjustments to the price multiples is appropriate when comparing them to the transaction value.

    The investment value is sometimes referred to as the income
        ----------------
value or earnings value. One investment value method frequently used estimates the present value of an enterprise's future earnings or cash flow. Another popular investment value method is to determine the level of current annual benefits (earnings, cash flow, dividends, etc.), and then capitalize one or more of the benefit types using an appropriate capitalization rate such as an earnings or dividend yield. Yet another method of calculating investment value is a cash flow analysis of the ability of a banking company to service acquisition debt obligations (at a certain price level) while providing sufficient earnings for reasonable dividends and capital adequacy requirements. In connection with the cash flow analysis, the return on investment that would accrue to a prospective buyer at the transaction value is calculated. The investment value methods which were analyzed in connection with this transaction were the net present value analysis, the cash flow analysis and the return on investment analysis, which are discussed below.

    Net Present Value Analysis. The investment or earnings value of any banking organization's stock is an estimate of the present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. An earnings value is calculated using an annual future earnings stream over a period of time of not less than ten years and the residual value of the earnings stream after ten years, assuming no earnings growth, and an appropriate capitalization rate (the net present value discount rate). Sheshunoff's computations were based on an analysis of the banking industry, the economic and competitive situations in First National's market area, its current financial condition and historical levels of growth and earnings. Using a net present value discount rate of 12%, an acceptable discount rate considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the "Net Present Value of Future Earnings," equaled $47.51 per share.

    Cash Flow Analysis. The cash flow method assumes the formation of a bank holding company with maximum leverage according to Federal Reserve System guidelines and analyzes the ability of the bank to retire holding company acquisition debt within a reasonable period of time while maintaining adequate capital.
Using this method Sheshunoff arrived at a value of $56.00 per share.

    Return on Investment Analysis.  Return on investment analysis
(ROI) also assumes the formation of a bank holding company using maximum regulatory leverage and analyzes the ten year ROI of a 33.33% equity investment at the transaction value of $102.52 per share for First National compared to a liquidation at book value in the year 2004, and a sale at ten times projected earnings for the year 2004. This ROI analysis provides a benchmark for assessing the validity of the fair market value of a majority block of stock. The ROI analysis is one approach to valuing a going concern, and is directly impacted by the earnings stream, dividend payout levels and levels of debt, if any. Other financial and nonfinancial factors indirectly affect the ROI; however, these factors more directly influence the level of ROI an investor would demand from an investment in a majority block of stock of a specific bank at a certain point in time. The ROI's, assuming liquidation at book value in 2004 and assuming sale at ten times projected earnings in 2004 exceed expectations.

    Price as a Percentage of Total Assets. Furthermore, a price level indicator, price as a percentage of total assets, may be used to confirm the validity of the transaction value. Price as a percentage of total assets facilitates a truer price level comparison with comparable banking organizations, regardless of the differing levels of equity capital and earnings. In this instance, a transaction value of $102.52 per share results in a price as a percentage of total assets of 24.94%. The weighted average price as a percentage of total assets for banking organizations sold in Texas in 1994 equaled 13.03%.

    Finally, another test of appropriateness for the transaction value of a majority block of stock is the net present value-to-transaction value ratio. Theoretically, an earnings stream may be valued through the use of a net present value analysis. In Sheshunoff's experience with majority block community bank stock valuations, it has determined that a relationship does exist between the net present value of an "average" community banking organization and the transaction value of a majority block of the banking organization's stock. The net present value-to-transaction value ratio equals 46.34% for First National. There are many other factors to consider, when valuing a going concern, which do not directly impact the earnings stream and the net present value but which do exert a degree of influence over the fair market value of a going concern. These factors include, but are not limited to, the general condition of the industry, the economic and competitive situations in the market area and the expertise of the management of the organization being valued.

    When the net asset value, market value and investment value methods are subjectively weighed, using the appraiser's experience and judgment, it is Sheshunoff's opinion that the proposed transaction is fair.

    Consideration was given to the levels of earnings per share, equity per share and dividends per share appreciation or dilution percentages between the merger partners over the next three to five years after consummation. A merger is usually completed with the hopes of realizing economies of scale and earnings enhancement opportunities, thereby providing a benefit to First National shareholders that otherwise might not be attainable. To justify the fairness of the transaction for First National shareholders, it is important to project, based upon realistic projections of future performance, a positive impact for First National shareholders. Sheshunoff projected that First National shareholders will have a higher level of earnings per share, equity per share and dividends per share after the merger with Boatmen's than they would on a stand-alone basis.

    Neither First National nor Boatmen's imposed any limitations upon the scope of the investigation to be performed by Sheshunoff in formulating such Opinion. In rendering its Opinion, Sheshunoff did not independently verify the asset quality and financial condition of First National or Boatmen's, but instead relied upon the data provided by or on behalf of First National and Boatmen's to be true and accurate in all material respects.

    For its services as independent financial analyst for the merger, including the rendering of its Opinion referred to above, First National has paid Sheshunoff aggregate fees of $15,000.
First National also agreed to reimburse Sheshunoff for reasonable out-of-pocket expenses. Prior to being retained for this assignment, Sheshunoff has provided professional services and products to Boatmen's. The revenues derived from such services and products are insignificant when compared to the firm's total gross revenues.


MERGER CONSIDERATION

    The Merger Agreement provides that each share of First National Common, other than shares held by any shareholder properly exercising dissenters' rights under the National Bank Act, will be converted, at the effective time of the Merger (the "Effective Time"), into the right to receive 3.3750 shares (the "Conversion Ratio") of Boatmen's Common, including any rights attached thereto, under or by virtue of the Rights Agreement, dated August 14, 1990, between Boatmen's and Boatmen's Trust Company, as Rights Agent (see "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan"), plus cash in lieu of fractional shares as described herein (the "Merger Consideration"). The Conversion Ratio is subject to possible increase as described herein. The Merger Consideration was determined through negotiations, taking into account the relative value of Boatmen's Common and First National Common, between Boatmen's and First National.

    No fractional shares of Boatmen's Common will be issued. In the event a holder of shares of First National Common would be entitled, in the aggregate, to a fractional share interest in Boatmen's Common, then, in lieu of issuing such fractional share, Boatmen's will pay to such holder an amount of cash equal to such fraction multiplied by the closing price of a share of Boatmen's Common on the Nasdaq Stock Market's National Market ("Nasdaq") on the business day immediately preceding the date on which the Effective Time occurs.

    The Merger Agreement provides that the Merger Consideration would be subject to possible increase should the Effective Time occur after the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1995 or the third quarter of 1995. In such event, the Merger Consideration will be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend or dividends, as the case may be, less fifteen cents ($0.15) per such dividend, multiplied by (B) 3.3750, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty trading days immediately preceding the fifth calendar day immediately preceding the closing date of the Merger (the "Boatmen's Average Price").


    Should the Effective Time occur after the record date for the payment of the regular second quarter or third quarter dividend on Boatmen's Common (payable to shareholders of record of Boatmen's as of June 1, 1995, with respect to the second quarter dividend), the Conversion Ratio will be adjusted for such dividend in the manner described above. The actual amount of such adjustment, if any, cannot be calculated as of the date of this Proxy Statement/Prospectus and will not be known until at least five calendar days prior to the closing date of the Merger.


    If, prior to the Effective Time, a share of Boatmen's Common would be changed into a different number of shares of Boatmen's Common or a different class of shares by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon should be declared with a record date prior to the Effective Time (a "Share Adjustment"), then the number of shares of Boatmen's Common into which a share of First National Common would be converted pursuant to the Merger Agreement will be appropriately and proportionately adjusted so that each shareholder of First National will be entitled to receive such number of shares of Boatmen's Common as such shareholder would have received pursuant to such Share Adjustment had the record date thereof been immediately following the Effective Time.


FORM OF THE MERGER

    The Merger Agreement provides that First National will merge into Boatmen's-Amarillo, and Boatmen's-Amarillo will be the surviving association in the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER; DIVIDENDS

    Pursuant to the Merger Agreement, First National has agreed to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement. The Merger Agreement provides that First National may not declare or pay a dividend on the First National Common or make any other distribution to shareholders, whether in cash, stock or other property, after the date of the Merger Agreement unless (i) the amount of any such dividend(s) declared or paid would not exceed amounts paid on the same date of the preceding year, and (ii) the declaration of payment of any such dividend would not cause First National's Adjusted Shareholders' Equity (as defined herein) to be less than $30,800,000. The term "Adjusted Shareholders' Equity" means the total stockholders' equity of First National as of the close of business on the business day immediately preceding the Closing Date, but adjusted by adding back (i) the total amount of all FASB 115 adjustments as of such date, and (ii) the amount of any reductions of such stockholders' equity occurring after the date of the Merger Agreement on account of any accruals, reserves or changes made by First National required by the Merger Agreement.


CONDITIONS TO CONSUMMATION OF THE MERGER

    The Merger is subject to various conditions. Specifically, the obligations of each party to effect the Merger are subject to the fulfillment or waiver by each of the parties, at or prior to the date on which the Merger is consummated (the "Closing Date") of the following conditions: (i) the representations and warranties of the respective parties to the Merger Agreement as set forth therein will be true and correct in all material respects on the date thereof and as of the Closing Date; (ii) the respective parties to the Merger Agreement will have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date; (iii) no party to the Merger Agreement will be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; (iv) all necessary regulatory approvals and consents required to consummate the Merger, including the approval of the shareholders of First National, will have been obtained and all waiting periods in respect thereof will have expired; (v) each party will have received all required documents from the other party; (vi) the Registration Statement relating to the Boatmen's Common to be issued pursuant to the Merger will have become effective, and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the S.E.C. or any securities agency; (vii) Boatmen's will have received a ruling of the Internal Revenue Service (the "I.R.S.") to the effect that
(a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (b) no gain or loss will be recognized by the holders of First National Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares), (c) the basis of shares of Boatmen's Common received by the shareholders of First National will be the same as the basis of shares of First National Common exchanged therefor, and (d) the holding period of the shares of Boatmen's Common received by the shareholders of First National will include the holding period of the shares of First National Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; and (viii) First National's Adjusted Shareholders' Equity being not less than $30,800,000; provided, however, that should the Adjusted Shareholders' Equity be less than $30,800,000 on the date that would have been the Closing Date but for the failure of this condition, then the Closing Date shall be such later date (not to exceed 70 days) as the Adjusted Shareholders' Equity equals or exceeds $30,800,000.

    The obligations of Boatmen's and Boatmen's-Amarillo to effect the Merger are further subject to the conditions that, prior to the Closing Date, (i) Boatmen's has received a letter from Ernst & Young LLP, its independent public accountants, to the effect that the Merger qualifies for "pooling of interests" accounting treatment; and (ii) Boatmen's has received certain environmental inspection reports required to be obtained on Pampa's real properties and Boatmen's will not have elected to exercise its termination rights in connection therewith (which such rights are described herein).

    The necessary regulatory approvals have been obtained from the O.C.C., and Boatmen's has received the requisite ruling from the I.R.S. with respect to certain tax aspects of the Merger.


REGULATORY APPROVALS

    The Merger is subject to the prior approval of the O.C.C. Acquisitions subject to O.C.C. approval under the Bank Merger Act, such as the Merger, may not be consummated until thirty (30) days after the date of the approval by the O.C.C., during which period the United States Department of Justice may in its discretion challenge the transaction under the antitrust laws; provided, however, that the Merger may be consummated after the 15th day following the date of O.C.C. approval if the O.C.C. has not received any adverse comments from the United States Department of Justice relating to the competitive aspects of the transaction and the Department of Justice has consented to such shorter waiting period. The necessary regulatory approval from the O.C.C. has been received and the applicable waiting period has expired.


TERMINATION OR ABANDONMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by either party if the Merger is not consummated on or prior to November 14, 1995; (ii) by mutual agreement of the parties; (iii) by Boatmen's or First National in the event of a material breach by the other of any of its representations and warranties or agreements under the Merger Agreement not cured within thirty (30) days after notice of such breach is given by the non-breaching party; (iv) by either party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period); (v) by Boatmen's in the event that First National becomes a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks after the date of the Merger Agreement, provided, however, that Boatmen's may not terminate the Merger Agreement on account of any such regulatory enforcement action or proceeding which, through the reasonable efforts of First National and/or Boatmen's, could be terminated on or before the Closing Date without requiring any capital infusion to be made or other action having a financial effect materially adverse to the financial benefits of the Merger to Boatmen's; (vi) by Boatmen's if certain reports of environmental inspection on the real properties of First National to be obtained pursuant to the Merger Agreement should disclose any contamination or presence of hazardous wastes, the estimated clean up or other remedial cost of which exceeds $400,000, as reasonably estimated by an environmental expert retained for such purpose by Boatmen's and reasonably acceptable to First National, or if the cost of such actions and measures cannot be so reasonably estimated by such expert with any reasonable degree of certainty; provided, however, that Boatmen's must exercise such termination right within ten (10) business days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, and provided further that termination of the Merger Agreement shall be Boatmen's sole remedy in such event; (vii) by either party if any regulatory application filed in connection with the Merger should be finally denied or disapproved by the applicable regulatory authority; and (viii) by either party, should the shareholders of First National not approve the Merger.

PAYMENT UPON OCCURRENCE OF CERTAIN TRIGGERING EVENTS

    The Merger Agreement provides that upon the occurrence of one or more Triggering Events (defined below), First National shall pay to Boatmen's the sum of $800,000.

    As used in the Merger Agreement, the term "Triggering Event" means any of the following events: (i) termination of the Merger Agreement by Boatmen's upon a breach thereof by First National, provided that within twelve (12) months of the date of such termination, either an event described in clause (iii), (iv) or (v) of this sentence shall have occurred; (ii) the failure of First National's shareholders to approve the Merger and the Merger Agreement at the Special Meeting; provided, however, that the failure of First National shareholders to approve the Merger and the Merger Agreement shall not be deemed a Triggering Event if
(a) the average of the daily closing prices of a share of Boatmen's Common, as reported on Nasdaq during the period of twenty (20) trading days ending on the second trading day immediately preceding the Mailing Date (the "Boatmen's Final Price"), is less than $26.00, (b) the number obtained by dividing the Boatmen's Final Price by the Boatmen's Initial Price (as defined below), is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .20 from such quotient, or (c) within eighteen (18) months after the date of such meeting an event described in clause (iii), (iv) or (v) below does not occur; (iii) any person or group of persons (other than Boatmen's) acquires, or has the right to acquire, fifty percent (50%) or more of the outstanding shares of First National Common (exclusive of any shares of First National Common sold directly or indirectly to such person or group of persons by Boatmen's); (iv) expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than Boatmen's and/or its affiliates) to purchase or acquire securities of First National if upon consummation of such offer, such person or group of persons would own, control or have the right to acquire fifty percent (50%) or more of the First National Common; or (v) upon the entry by First National into an agreement or other understanding with a person or group of persons (other than Boatmen's and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with First National or to purchase or acquire First National or all or substantially all of First National's assets.

    As used above, (a) "Index Group" means all of the bank holding companies listed on Exhibit 7.09 to the Merger Agreement, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of twenty (20) trading days ending at the end of the fifth trading day immediately preceding the Closing Date for such company to be acquired or to acquire another company which would constitute a "significant subsidiary" of such company (as such term is defined under applicable S.E.C. regulations) in exchange for its stock;
(b) "Boatmen's Initial Price" means the closing price of a share of Boatmen's Common as reported on Nasdaq on November 14, 1994;
(c) "Initial Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the per share closing prices of the common stock of the bank holding companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on November 14, 1994; (d) "Final Price" of any company belonging to the Index Group means the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of twenty (20) trading days ending at the end of the second trading day immediately preceding the Mailing Date; and
(e) "Final Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the Final Prices for all of the companies comprising the Index Group.

DISSENTERS' RIGHTS

    The following summary of the rights of First National shareholders who choose to dissent and demand payment for their shares of First National Common does not purport to be a complete statement of the National Bank Act relating to their rights, and is qualified by reference to the excerpts of the National Bank Act that have been set forth as Appendix C to this Proxy Statement/Prospectus. Each shareholder of First National who chooses to dissent from the Merger Agreement should consult with his or her own legal counsel concerning his or her rights and the specific procedures and available remedies under the National Bank Act.

    ANY FAILURE TO FOLLOW THE DETAILED PROCEDURES SET FORTH IN THE NATIONAL BANK ACT MAY RESULT IN A SHAREHOLDER OF FIRST NATIONAL LOSING ANY RIGHT HE OR SHE MAY HAVE TO DISSENT FROM THE MERGER AGREEMENT AND DEMAND FAIR VALUE FOR HIS OR HER SHARES OF FIRST NATIONAL COMMON.

    The shareholders of First National will have the right to dissent from the Merger Agreement in accordance with applicable law. The rights of shareholders of First National, which is a national banking association, who choose to dissent from the Merger Agreement are governed and controlled by Title 12, Section 215a(b) through 215a(d) of the National Bank Act, a copy of which is attached hereto as Appendix C. The rights of shareholders of First National who choose to dissent from the Merger Agreement are not governed or controlled by state law.

    The National Bank Act provides that a shareholder of First National who chooses to assert dissenters' rights must vote against the Merger Agreement at the Special Meeting or give written notice at or prior to such Special Meeting to the presiding officer that the shareholder dissents from the Merger Agreement. A shareholder who fails to vote against the Merger Agreement at the Special Meeting or give written notice at or prior to such Special Meeting to the presiding officer that the shareholder dissents from the Merger Agreement, will be bound by the terms of the Merger Agreement.

    Following approval of the Merger Agreement, a shareholder of First National who chooses to assert dissenter's rights, and who voted against the Merger Agreement at the Special Meeting or gave written notice at or prior to such Special Meeting to the presiding officer that the shareholder dissents from the Merger Agreement, must deliver a written request for payment for his or her shares of First National Common to Boatmen's and surrender his or her certificates representing shares of First National Common to Boatmen's with the written request for payment at any time before thirty (30) days after the date of consummation of the Merger. A shareholder who fails to deliver a written request for payment for his or her shares of First National Common to Boatmen's or fails to surrender his or her First National Common to Boatmen's with the written request for payment before thirty (30) days after the date of consummation of the Merger will be bound by the terms of the Merger Agreement.

    The value of the shares of First National Common of any dissenting shareholder who properly asserts his or her dissenters' rights shall be determined as of the effective date of the Merger. In accordance with the National Bank Act, the value of the shares of First National Common will be determined by an appraisal made by a committee of the following three persons: (1) one person who is selected by the vote of the holders of the majority of the stock, the owners of which have properly asserted their dissenters' rights; (2) one person who is selected by the Board of Directors of Boatmen's-Amarillo; and (3) one person who is selected by the two persons so selected. The valuation of the shares of First National Common agreed upon by any two of the three persons on the appraisal committee will be the governing value of the shares. If for any reason one or more of the appraisers is not selected, or if the appraisers are properly selected but fail to determine the value of the shares of a dissenting shareholder within ninety (90) days from the consummation of the Merger, the O.C.C. shall, upon receiving a written request from any interested party, cause an appraisal to be made which appraisal shall be final and binding on all parties.

    A shareholder of First National who properly asserted his or her dissenters' rights who is unsatisfied with the value fixed by the appraisal committee may, within five (5) days after being notified of the appraised value of his or her shares, appeal to the O.C.C., who will cause a reappraisal to be undertaken. The O.C.C.'s reappraisal of the dissenting shareholder's shares of First National Common will be final and binding on the dissenting shareholder who challenged the appraisal committees' original valuation. Any expenses incurred by the O.C.C. in making an appraisal or reappraisal, as the case may be, of the value of a dissenting shareholder's shares of First National Common will be paid by Boatmen's-Amarillo.

    The value of the shares of First National Common ascertained by the appraisal committee or O.C.C., as the case may be, will be promptly paid by Boatmen's-Amarillo to any dissenting shareholders who properly asserted his or her dissenters' rights. The shares of Boatmen's Common that would have been delivered to any dissenting shareholders had the dissenting shareholders not chosen to dissent will be sold by Boatmen's-Amarillo at an advertised public auction. Boatmen's-Amarillo will have the right to purchase any of such shares at the public auction, if Boatmen's-Amarillo is the highest bidder therefor, for the purpose of reselling such shares within thirty (30) days thereafter to such person or persons and at such price not less than par value as the Board of Directors of Boatmen's-Amarillo by resolution may determine. If Boatmen's-Amarillo sells such shares at the public auction at a price greater than the price paid to the dissenting shareholders of First National, the excess price of the shares sold at the public auction over the price paid to the dissenting shareholders will be paid by Boatmen's-Amarillo to such dissenting shareholders.

    If the holders of more than approximately ten percent (10%) of the shares of First National Common should exercise their dissenters' rights, the Merger would not qualify as a "pooling of interests" for accounting and financial reporting purposes and would not be consummated, unless Boatmen's should waive this condition to its obligations under the Merger Agreement. Boatmen's has no present intention to waive this condition to its obligation to consummate the Merger.

    THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE NATIONAL BANK ACT RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS OF FIRST NATIONAL, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE EXCERPTS FROM THE NATIONAL BANK ACT INCLUDED HEREIN AS APPENDIX C.


EXCHANGE OF FIRST NATIONAL STOCK CERTIFICATES; FRACTIONAL SHARES

    The conversion of First National Common into Boatmen's Common (other than any shares as to which dissenters' rights are properly exercised) will occur by operation of law at the Effective Time. After the Effective Time, certificates theretofore evidencing shares of First National Common (such certificates, other than certificates held by shareholders exercising their dissenters' rights, being collectively referred to herein as the "First National Certificates"), which may be exchanged for shares of Boatmen's Common will be deemed, for all corporate purposes other than the payment of dividends and other distributions on such shares, to evidence ownership of and entitlement to receive such shares of Boatmen's Common.

    As soon as reasonably practicable after the Effective Time, and in no event more than ten (10) business days thereafter, Boatmen's Trust Company (the "Exchange Agent") will mail a transmittal letter and instructions to each record holder of a First National Certificate whose shares were converted into the right to receive the Merger Consideration, advising such holder of the number of shares of Boatmen's Common such holder is entitled to receive pursuant to the Merger, of the amount of cash such holder is due in lieu of a fractional share of Boatmen's Common, and of the procedures for surrendering such First National Certificates in exchange for a Certificate for the number of whole shares of Boatmen's Common, and a check for the cash amount (if any) such holder is entitled to receive in lieu of fractional shares. The letter of transmittal will also specify that delivery will be effected, and risk of loss and title to the First National Certificates will pass, only upon proper delivery of the First National Certificates to the Exchange Agent and will be in such form and have such other provisions as Boatmen's may reasonably specify. SHAREHOLDERS OF FIRST NATIONAL ARE REQUESTED NOT TO SURRENDER THEIR FIRST NATIONAL CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. The shares of Boatmen's Common into which First National Common will be converted in the Merger will be deemed to have been issued at the Effective Time. Unless and until the First National Certificates are surrendered, along with a duly executed letter of transmittal, any other required documents and notification of the holder's federal taxpayer identification number, dividends on the shares of Boatmen's Common issuable with respect to such First National Common, which would otherwise be payable, will not be paid to the holders of such First National Certificates and, in such case, upon surrender of the First National Certificates, and a duly executed Letter of Transmittal, any other required documents and notification of taxpayer identification number, there will be paid any dividends on such shares of Boatmen's Common that became payable between the Effective Time and the time of such surrender and notification. No interest on any such dividends will accrue or be paid.


REPRESENTATIONS AND WARRANTIES OF FIRST NATIONAL, BOATMEN'S AND
BOATMEN'S-AMARILLO

    The Merger Agreement contains various representations and warranties of the parties thereto. These include, among other things, representations and warranties by First National, except as otherwise disclosed to Boatmen's, as to: (i) its organization and good standing; (ii) its capitalization; (iii) the due authorization and execution of the Merger Agreement by First National (iv) the accuracy of its financial statements and filings with the O.C.C.;
(v) the absence of material adverse changes in the financial condition, results of operations, business or prospects of First National; (vi) the absence of certain orders, agreements or memoranda of understanding between First National and any federal or state agency charged with the supervision or regulation of banks; (vii) the filing of tax returns and payment of taxes;
(viii) the absence of pending or threatened litigation or other such actions; (ix) agreements with employees, including employment agreements; (x) certain reports required to be filed with various regulatory agencies; (xi) its loan portfolio; (xii) employee matters and ERISA; (xiii) title to its properties, the absence of liens (except as specified) and insurance matters;
(xiv) environmental matters; (xv) compliance with applicable laws and regulations; (xvi) the absence of undisclosed liabilities;
(xvii) the absence of brokerage commissions or similar finder's fees in connection with the Merger; and (xviii) the accuracy of information supplied by First National in connection with the Registration Statement, this Proxy Statement/Prospectus and any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated by the Merger Agreement.

    Boatmen's and Boatmen's-Amarillo's representations and warranties include, among other things, those as to (i) their organization and good standing; (ii) their capitalization;
(iii) the due authorization and execution of the Merger Agreement by each of Boatmen's and Boatmen's-Amarillo, and the absence of the need (except as specified) for governmental or third party consents to the Merger; (iv) subsidiaries of Boatmen's; (v) the accuracy of Boatmen's financial statements and filings with the S.E.C.; (vi) the absence of material adverse changes in the financial condition, results of operations or business of Boatmen's and its subsidiaries; (vii) the absence of material pending or threatened litigation or other such actions;

(viii) certain reports required to be filed with various regulatory agencies; (ix) compliance with applicable laws and regulations; and (x) the accuracy of information supplied by Boatmen's and Boatmen's-Amarillo in connection with the Registration Statement, this Proxy Statement/Prospectus and any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated by the Merger Agreement.


CERTAIN OTHER AGREEMENTS

    Business of First National in Ordinary Course.  Pursuant to
    ---------------------------------------------
the Merger Agreement, First National has agreed, among other things, that it will conduct its business and engage in transactions only in the usual, regular and ordinary course as previously conducted, and that it will not, without the prior written consent of Boatmen's (which shall not be unreasonably withheld): (i) issue additional First National Common or other capital stock, options, warrants or other rights to subscribe for or purchase First National Common, or any other capital stock or any other securities convertible into or exchangeable for any capital stock of First National; (ii) directly or indirectly redeem, purchase or otherwise acquire First National Common or any other capital stock of First National; (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in any capital stock or otherwise reorganize or recapitalize; (iv) change its articles of association or bylaws; (v) except as specifically provided, grant any increase, other than ordinary and normal increases consistent with past practices, in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or change any bonus, insurance, pension, or other employee plan, payment or arrangement made to, for or with any such officers or employees; (vi) borrow or agree to borrow any amount of funds other than in the ordinary course of business or directly or indirectly guarantee or agree to guarantee any obligations of others; (vii) except as specifically provided, make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in excess of $1,500,000, or that would increase the aggregate credit outstanding to any one borrower or group of affiliated borrowers to more than $1,500,000; (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; (ix) increase or decrease the rate of interest paid on time deposits or certificates of deposit except in a manner and pursuant to policies consistent with First National's past practices; (x) enter into any agreement, contract or commitment having a term in excess of three months other than letters of credit, loan agreements and other lending, credit and deposit agreements and documents made in the ordinary course of business; (xi) mortgage, pledge, subject to lien or charge or otherwise encumber any of its assets or properties except in the ordinary course of business; (xii) cancel, accelerate or waive any material indebtedness, claims or rights owing to First National except in the ordinary course of business; (xiii) sell or otherwise dispose of any real property or any material amount of personal property other than (a) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness or
(b) securities that were held for sale by First National as of June 30, 1994, not to exceed in the aggregate $5,000,000, provided that the proceeds of any such sale shall not be reinvested, without Boatmen's prior written consent, except in United States Treasury obligations having maturities of one year or less; (xiv) foreclose or otherwise take title to or possess any real property, other than single family, non-agricultural residential property of one acre or less, without first obtaining a phase one environmental report that indicates that the property is free of hazardous, toxic or polluting waste materials; (xv) commit any act or fail to do any act which will result in a material breach of any agreement, contract or commitment;
(xvi) violate any law, statute, rule, governmental regulation or order which will materially adversely affect the business, financial condition or earnings of First National; (xvii) purchase any real or personal property or make any capital expenditure in excess of $250,000; or (xviii) engage in any transaction or take any action that would render untrue, in any material respect, any of the representations and warranties made by First National in the Merger Agreement, if such representations or warranties were given as of the date of such transaction or action.

    Additional First National Reserves, Accruals, Charges and Expenses.
    ------------------------------------------------------------------
The Merger Agreement acknowledges that while First National believes it has established all reserves and taken all provisions for possible loan losses required by generally accepted accounting principles and applicable laws, rules and regulations, Boatmen's has adopted different loan, accrual and reserve policies (including different loan classifications and levels of reserves for possible loan losses). Accordingly, the Merger Agreement provides that Boatmen's and First National will consult and cooperate with each other prior to the Effective Time (i) to conform First National's loan, accrual and reserve policies to those of Boatmen's; (ii) to determine appropriate accruals, reserves, and charges for First National to establish and take in respect of excess equipment write-off or write-down of various assets, and other appropriate charges and accounting adjustments taking into account the parties' business plans following the Merger; and (iii) to determine the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger. First National has agreed to establish and take all such reserves, accruals and charges and recognize, for financial accounting purposes, such expenses and charges, as requested by Boatmen's and at such times as are mutually agreeable to Boatmen's and First National, provided, however, that First National is not required to take any action that is inconsistent with generally accepted accounting principles.

    Environmental Inspections.  First National has provided
    -------------------------
Boatmen's, in accordance with the provisions of the Merger Agreement, a report of a phase one environmental investigation on certain real property owned or leased by First National (not including leased space in retail and similar establishments and space leased for automatic teller machines). Environmental investigations routinely are conducted by Boatmen's in connection with transactions involving the acquisition of real property, whether pursuant to the acquisition of a bank or other business or in its ongoing business operations. These investigations are intended to identify and quantify potential environmental risks of ownership, such as contamination, which could lead to liability for clean-up costs under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and other applicable laws. A "phase one" investigation is an initial environmental inquiry intended to identify areas of concern which might require more in-depth assessment. The scope of a phase one investigation varies depending on the environmental consultant utilized and the property assessed, but will typically include
(i) visual inspection of the property; (ii) review of governmental records to ascertain the presence of such things as "Superfund" sites, underground storage tanks or landfills, etc. on or near the site; (iii) review of all relevant site records such as air or water discharge permits and hazardous waste manifests; and
(iv) research regarding previous owners and uses of the property as well as those of surrounding properties. In bank or other business acquisition transactions, Boatmen's policy is to obtain phase one environmental investigations of real property to ensure that environmental problems do not exist which could result in unacceptably high or unquantifiable risk to Boatmen's and its shareholders.

    Other First National Agreements.  In addition, First National
    -------------------------------
has agreed to (i) give Boatmen's prompt written notice of any occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach of any of First National's representations or agreements in the Merger Agreement or of the occurrence of any matter or event known to and directly involving First National (not including changes in conditions that affect the banking industry generally) that is materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of First National; (ii) use its best efforts to obtain all necessary consents in any material leases, licenses, contracts, instruments and rights that require the consent of another person for their transfer or assumption pursuant to the Merger; (iii) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger

Agreement and to effect the Merger; and (iv) permit Boatmen's reasonable access to First National's properties and to disclose and make available all books, documents, papers and records relating to assets, stock ownership, properties, operations, obligations and liabilities in which Boatmen's may have a reasonable and legitimate interest in furtherance of the transactions contemplated by the Merger Agreement.

    Boatmen's Agreements.  Pursuant to the Merger Agreement,
    --------------------
Boatmen's has agreed, among other things, to (i) file all regulatory applications required in order to consummate the Merger and to provide First National with copies of all such applications;
(ii) file the Registration Statement with the S.E.C. and use its best efforts to cause the Registration Statement to become effective; (iii) timely file all documents required to obtain all necessary permits and approvals under applicable state securities laws; (iv) prepare and file any other filings required to list on Nasdaq the shares of Boatmen's Common to be issued in the Merger and any other filing required under the Exchange Act relating to the Merger and related transactions; (v) promptly notify First National in writing should Boatmen's have knowledge of any event or condition that would cause or constitute a breach of any of its representations or agreements contained in the Merger Agreement;
(vi) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger Agreement and to effect the Merger; and (vii) permit First National reasonable access to all books, documents, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Boatmen's in which First National may have a reasonable and legitimate interest in furtherance of the transactions contemplated in the Merger Agreement. In addition, the Merger Agreement states that Boatmen's shall provide certain employee benefit plans and programs to the employees of First National who continue their employment after the Effective Time.


NO SOLICITATION

    The Merger Agreement provides that, unless and until the Merger Agreement has been terminated, First National will not solicit or encourage or, subject to the fiduciary duties of its directors as advised by counsel, hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the acquisition of all or a substantial portion of the business, assets or stock of First National. First National is required to promptly advise Boatmen's of its receipt of, and the substance of, any such proposal or inquiry.


WAIVER AND AMENDMENT

    Prior to or at the Effective Time, any provision of the Merger Agreement, including, without limitation, the conditions to consummation of the Merger, may be (i) waived, in writing by the party which is entitled to the benefits thereof; or (ii) amended at any time by written agreement of the parties, whether before or after approval of the Merger Agreement by the shareholders of First National at the Special Meeting; provided, however, that after any such approval, no such amendment or modification shall alter the amount or change the form of the Merger Consideration or alter or change any of the terms of the Merger Agreement if such alteration or change would adversely affect the holders of First National Common. It is anticipated that a condition to the obligations of First National and Boatmen's to consummate the Merger would be waived only in those circumstances where the Board of Directors of First National or Boatmen's, as the case may be, deems such waiver to be in the best interests of such company and its shareholders.

EXPENSES AND FEES

    In the event the Merger Agreement is terminated or the Merger is abandoned, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses, and no party shall have any liability to the other party for costs, expenses, damages or otherwise, except that:
(i) in the event the Merger Agreement is terminated on account of a willful breach of any of the representations or warranties therein or any breach of the agreements set forth therein, the non-breaching party is entitled to seek damages against the breaching party; and (ii) in certain events, First National will be required to pay a fee of $800,000 to Boatmen's. See "THE MERGER -- Payment Upon Occurrence of Certain Triggering Events."


FEDERAL INCOME TAX CONSEQUENCES

    The Merger has been structured to qualify as a reorganization under Section 368(a) of the Code. Except for shareholders perfecting their dissenters' rights, and cash received in lieu of a fractional share interest in Boatmen's Common, holders of shares of First National Common will recognize no gain or loss on the receipt of Boatmen's Common in the Merger. Additionally, their aggregate basis in the shares of Boatmen's Common received in the Merger, will be the same as their aggregate basis in their shares of First National Common converted in the Merger, and, provided the shares surrendered are held as a capital asset, the holding period of the shares of Boatmen's Common received by them will include the holding period of their shares of First National Common converted in the Merger. Cash received in lieu of fractional share interests and cash received by shareholders exercising their dissenters' rights will be treated as a distribution in full payment of such fractional share interests, or shares surrendered in exercise of dissenters' rights, resulting in capital gain or loss or ordinary income, as the case may be, depending upon each shareholder's particular situation.

    Boatmen's has received a ruling from the I.R.S. to the effect that if the Merger is consummated in accordance with the terms set forth in the Merger Agreement (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;
(ii) no gain or loss will be recognized by the holders of shares of First National Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of Boatmen's Common received by the shareholders of First National will be the same as the basis of shares of First National Common exchanged therefor; and (iv) the holding period of the shares of Boatmen's Common received by such shareholders will include the holding period of the shares of First National Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

    THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO FIRST NATIONAL SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH FIRST NATIONAL SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING ANY SUCH SPECIFIC TAX SITUATION AND STATUS INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

RESALE OF BOATMEN'S COMMON

    The shares of Boatmen's Common issued pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any First National shareholder who may be deemed to be an "affiliate" of First National or Boatmen's for purposes of Rule 145 under the Securities Act. The Merger Agreement provides that each such affiliate will enter into an agreement with Boatmen's providing that such affiliate will not transfer any shares of Boatmen's Common received in the Merger except in compliance with the Securities Act and will make no disposition of any shares of First National Common or Boatmen's Common (or any interest therein) during the period commencing thirty (30) days prior to the Effective Time through the date on which financial results covering at least thirty (30) days of combined operations of Boatmen's and First National after the Merger have been published. This Proxy Statement/Prospectus does not cover resales of shares of Boatmen's Common received by any person who may be deemed to be an affiliate of First National. Persons who may be deemed to be affiliates of First National generally include individuals who, or entities that control, are controlled by or are under common control with First National and will include directors and certain officers of First National and may include principal shareholders of First National.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of management and the Board of Directors of First National may be deemed to have interests in the Merger in addition to their interests as shareholders of First National generally. For information about the percentage of First National Common owned by the directors and executive officers of First National, see "INFORMATION ABOUT FIRST NATIONAL -- Security Ownership of Certain Beneficial Owners and Management." None of the directors or executive officers of First National would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of Boatmen's Common.

    Insurance; Indemnification.  The Merger Agreement provides
    --------------------------
that Boatmen's will provide the directors and officers of First National, after the Merger, with the same directors' and officers' liability insurance coverage that Boatmen's provides to directors and officers of its other banking subsidiaries generally and, in addition, for a period of three (3) years will use its best efforts to continue First National's directors' and officers' liability insurance coverage with respect to actions occurring prior to the Effective Time to the extent that such coverage is obtainable for an aggregate premium not to exceed the annual premium presently being paid by First National. If the aggregate premium of such insurance would exceed such maximum amount, Boatmen's will use its best efforts to procure such level of insurance having the coverage described herein as can be obtained for an aggregate premium equal to such maximum amount. The Merger Agreement also provides that for a period of six (6) years after the Effective Time Boatmen's will cause Boatmen's-Amarillo, as the surviving association in the Merger, or any successor of Boatmen's-Amarillo, to indemnify the present and former directors, officers, employees and agents of First National against any liability arising out of actions occurring prior to the Effective Time, to the extent that such indemnification is then permitted under the National Bank Act and by First National's articles of association as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in the defense of any action or suit.

    Employee Benefits.  The Merger Agreement contains certain
    -----------------
provisions regarding employee benefits which are described under "THE MERGER -- Effect on Employee Benefit Plans."

    No member of Boatmen's management or Boatmen's Board of Directors or any other affiliate of Boatmen's has an interest in the Merger, other than as a shareholder of Boatmen's generally.


EFFECTIVE TIME

    The Merger will become effective on the date specified in the certification to be issued by the O.C.C. It is presently anticipated that the Merger will be consummated in the second quarter of 1995, but no assurance can be given that such timetable will be met.


ACCOUNTING TREATMENT

    It is anticipated that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of Boatmen's and First National will be carried forward after the Effective Time into the consolidated financial statements of Boatmen's at their recorded amounts; the consolidated income of Boatmen's will include income of Boatmen's and First National for the entire fiscal year in which the Merger occurs; and the separately reported income of Boatmen's and First National for prior periods will be combined and restated as consolidated income of Boatmen's.

    The Merger Agreement provides that a condition to Boatmen's and First National's obligations to consummate the Merger is their receipt of an opinion from Ernst & Young LLP, the independent public accountants for Boatmen's, to the effect that the Merger will qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16 if consummated in accordance with the Merger Agreement. In the event such condition is not met, the Merger would not be consummated unless the condition was waived by Boatmen's and First National and the approval of First National shareholders entitled to vote on the Merger was resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of Boatmen's on a pro forma basis assuming consummation of the Merger. As of the date of this Proxy Statement/Prospectus, Boatmen's and First National are not aware, after consultation with Ernst & Young LLP, of any existing facts or circumstances that would preclude such a pooling opinion from being issued by Ernst & Young LLP.


MANAGEMENT AND OPERATIONS AFTER THE MERGER

    Boatmen's-Amarillo will be the surviving association in the Merger. Following consummation of the Merger, the present offices of First National will be operated as branch offices of Boatmen's-Amarillo. It is not anticipated that the Board of Directors of Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo will be affected as a result of the Merger. It is presently anticipated that the executive officers of First National will continue as officers of the Pampa operations of Boatmen's-Amarillo following the Merger. There are no written employment agreements with respect to such anticipated continued employment.


EFFECT ON EMPLOYEE BENEFIT PLANS

    The Merger Agreement provides that each employee of First
National who continues as an employee following the Effective
Time will be entitled, as a new employee of a subsidiary of Boatmen's, to participate in certain employee benefit and stock plans that may be in effect for employees of all of Boatmen's subsidiaries, from time to time, on the same basis as similarly situated employees of other Boatmen's subsidiaries, subject to the right of Boatmen's to amend or terminate any such plans or programs in its discretion. Boatmen's will, for purposes of measuring periods of time for vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which former employees of First National may participate, credit each such employee with his or her term of service with First National.


                    PRO FORMA FINANCIAL DATA

    The following unaudited pro forma combined condensed balance sheet as of December 31, 1994, and the pro forma combined condensed statements of income for each of the years in the three-year period ended December 31, 1994, give effect to the Merger based on the historical consolidated financial statements of Boatmen's and its subsidiaries, which have been restated to reflect the acquisition of Worthen, and First National under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

    The pro forma combined condensed balance sheet assumes the Merger was consummated on December 31, 1994, and the pro forma condensed statements of income assume that the Merger was consummated on January 1 of each period presented. The pro forma statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or that may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Boatmen's and First National either incorporated by reference herein or contained elsewhere in this Proxy Statement/Prospectus. The pro forma financial data give effect to Boatmen's acquisition of Worthen, but does not give effect to the acquisitions of other financial institutions which were completed during 1995, which other acquisitions are not material to Boatmen's individually or in the aggregate. If such acquisitions were included as of December 31, 1994, pro forma equity would be $2,561,372, pro forma net income would be $407,802 and pro forma earnings per share would be $3.17. See "THE PARTIES -- Boatmen's -- Recent Developments."

                                             PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                                            (Unaudited)
                                                         December 31, 1994
                                                           (In Thousands)

                                                            BOATMEN'S          FIRST NATIONAL                        PRO FORMA
                                                        BANCSHARES, INC.       BANK IN PAMPA      ADJUSTMENTS        COMBINED
                                                        ----------------       --------------     -----------        ---------
ASSETS:
Cash and noninterest-bearing balances due from
 banks                                                        $2,114,215               $4,389                       $2,118,604
Short term investments                                            44,561                                                44,561
Securities
  Held to Maturity                                             5,204,606                                             5,204,606
  Available for Sale                                           4,016,760              120,519                        4,137,279
  Trading                                                         31,674                                                31,674
Federal funds sold and securities purchased under
 resale agreements                                             1,107,410                4,310                        1,111,720
Loans, net of unearned                                        18,455,014               33,092                       18,488,106
  Less reserve for loan losses                                   374,725                  878                          375,603
                                                        -------------------------------------------------------------------------
Loans, net                                                    18,080,289               32,214                       18,112,503
                                                        -------------------------------------------------------------------------
Property and equipment                                           620,428                  660                          621,088
Intangibles                                                      277,983                                               277,983
Other assets                                                     927,512                3,743                          931,255
                                                        -------------------------------------------------------------------------
Total Assets                                                 $32,425,438             $165,835              $0      $32,591,273
                                                        =========================================================================
LIABILITIES AND EQUITY:
Noninterest-bearing deposits                                 $ 5,204,000             $ 17,639                      $ 5,221,639
Interest-bearing deposits                                     19,921,530              119,679                       20,041,209
                                                        -------------------------------------------------------------------------
Total deposits                                                25,125,530              137,318                       25,262,848
                                                        -------------------------------------------------------------------------
Federal funds purchased and other short-term borrowings        3,835,686                                             3,835,686
Long-term debt                                                   558,088                                               558,088
Capital lease obligation                                          40,098                                                40,098
Other liabilities                                                353,263                  528                          353,791
                                                        -------------------------------------------------------------------------
Total liabilities                                             29,912,665              137,846               0       30,050,511
                                                        -------------------------------------------------------------------------
Redeemable preferred stock                                         1,142                                                 1,142

Stockholders' equity:
Common stock                                                     121,876                4,000          (2,650)<F1>     123,226
Surplus                                                          960,993                4,000           2,650 <F1>     967,643
Retained earnings                                              1,551,950               22,217                        1,574,167
Treasury Stock                                                   (14,516)                                              (14,516)
Unrealized net depreciation, available for sale
 securities                                                     (108,672)              (2,228)                        (110,900)
                                                        -------------------------------------------------------------------------
Total stockholders' equity                                     2,511,631               27,989               0        2,539,620
                                                        -------------------------------------------------------------------------
Total liabilities and stockholders' equity                   $32,425,438             $165,835              $0      $32,591,273
                                                        =========================================================================
Stockholders' equity per share                                    $20.69                                                $20.69
                                                        ====================                                    =================


           NOTES TO PRO FORMA CONDENSED BALANCE SHEET

<F1> Based on the exchange ratio of 3.3750 shares of Boatmen's
     Common for each outstanding share of First National Common.


                     PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                        (UNAUDITED)

                               YEAR ENDED DECEMBER 31, 1994
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       BOATMEN'S          FIRST NATIONAL        PRO FORMA
                                    BANCSHARES, INC.      BANK IN PAMPA         COMBINED
                                    ----------------      --------------        ---------
Interest Income                       $1,986,125             $9,829            $1,995,954
Interest Expense                         820,915              3,942               824,857
                                  ------------------------------------------------------------
  Net Interest Income                  1,165,210              5,887             1,171,097

Provision for loan losses                 25,705               (515)               25,190
                                  ------------------------------------------------------------
Net Interest Income after
  provision for loan losses            1,139,505              6,402             1,145,907

Noninterest income                       591,423                281               591,704
Noninterest expense                    1,116,755              2,945             1,119,700
                                  ------------------------------------------------------------
  Income before income taxes             614,173              3,738               617,911
Income tax expense                       211,198              1,269               212,467
                                  ------------------------------------------------------------
Net income                            $  402,975             $2,469            $  405,444
                                  ============================================================
Net income available to
  common shareholders                 $  402,895             $2,469            $  405,364
                                  ============================================================
Net income per common share                $3.31                                    $3.30 <F1>
                                  ====================                     ===================
Average shares outstanding               121,655                                  123,005 <F1>
                                  ====================                     ===================



See Notes to Pro Forma Combined Condensed Statements of Income


                     PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                        (UNAUDITED)

                               YEAR ENDED DECEMBER 31, 1993
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                       BOATMEN'S          FIRST NATIONAL        PRO FORMA
                                    BANCSHARES, INC.      BANK IN PAMPA         COMBINED
                                    ----------------      --------------        ---------
Interest Income                       $1,818,528             $11,452           $1,829,980
Interest Expense                         711,238               4,250              715,488
                                  ------------------------------------------------------------
  Net Interest Income                  1,107,290               7,202            1,114,492

Provision for loan losses                 64,812                (405)              64,407
                                  ------------------------------------------------------------
Net Interest Income after
  provision for loan losses            1,042,478               7,607            1,050,085

Noninterest income                       568,188                 420              568,608
Noninterest expense                    1,098,858               3,156            1,102,014
                                  ------------------------------------------------------------

  Income before income taxes             511,808               4,871              516,679
Income tax expense                       162,139               1,645              163,784
                                  ------------------------------------------------------------
Net income                              $349,669              $3,226             $352,895
                                  ============================================================
Net income available to
  common shareholders                   $349,584              $3,226             $352,810
                                  ============================================================
Net income per common share                $2.91                                    $2.90 <F1>
                                  ===================                       ==================
Average shares outstanding               120,307                                  121,657 <F1>
                                  ===================                       ==================



See Notes to Pro Forma Combined Condensed Statements of Income


                     PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                        (UNAUDITED)

                               YEAR ENDED DECEMBER 31, 1992
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       BOATMEN'S          FIRST NATIONAL        PRO FORMA
                                    BANCSHARES, INC.      BANK IN PAMPA         COMBINED
                                    ----------------      --------------        ---------
Interest Income                       $1,838,768             $13,313           $1,852,081
Interest Expense                         837,313               5,463              842,776
                                  ------------------------------------------------------------
  Net Interest Income                  1,001,455               7,850            1,009,305

Provision for loan losses                139,475                (792)             138,683
                                  ------------------------------------------------------------
Net Interest Income after
  provision for loan losses              861,980               8,642              870,622

Noninterest income                       516,779                 479              517,258
Noninterest expense                    1,016,868               2,959            1,019,827
                                  ------------------------------------------------------------
  Income before income taxes             361,891               6,162              368,053
Income tax expense                        99,228               1,975              101,203
                                  ------------------------------------------------------------
Net income                              $262,663              $4,187             $266,850
                                  ============================================================
Net income available to
  common shareholders                   $262,575              $4,187             $266,762
                                  ============================================================
Net income per common share                $2.25                                    $2.26 <F1>
                                  =====================                     ==================
Average shares outstanding               116,606                                  117,956 <F1>
                                  =====================                     ==================


   NOTES TO PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                           (Unaudited)

<F1> Based on the exchange ratio of 3.3750 shares of Boatmen's
     Common for each outstanding share of First National Common.


             DESCRIPTION OF BOATMEN'S CAPITAL STOCK

    Boatmen's Articles of Incorporation currently authorize the issuance of 150,000,000 shares of common stock, par value $1.00 per share, and 10,300,000 preferred shares, no par value per share, of which 35,045 shares are designated "7% Cumulative Redeemable Preferred Stock, Series B" $100.00 stated value per share (the "Boatmen's Series B Preferred Stock"), and 1,500,000 shares are designated "Junior Participating Preferred Stock, Series C", $1.00 stated value per share (the "Boatmen's Series C Preferred Stock").

    As of March 31, 1995, approximately 127.6 million shares of Boatmen's Common were issued and outstanding, 11,421 shares of Boatmen's Series B Preferred Stock were issued and outstanding, and 1,500,000 shares of Boatmen's Series C Preferred Stock were reserved for issuance with no shares outstanding.

    With respect to the remaining authorized but unissued preferred shares, Boatmen's Restated Articles of Incorporation provide that its Board of Directors may, by resolution, cause such preferred shares to be issued from time to time, in series, and fix the powers, designations, preferences and relative, participating, optional and other rights and qualifications, limitations and restrictions of such shares.

    The following is a brief description of the terms of Boatmen's Common and Boatmen's Series B Preferred Stock. For a discussion of the terms of Boatmen's Series C Preferred Stock, see "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan."


BOATMEN'S COMMON

    Dividend Rights.  The holders of Boatmen's Common are entitled
    ---------------
to share ratably in dividends when, as and if declared by the Board of Directors of Boatmen's from funds legally available therefor, after full cumulative dividends have been paid, or declared and funds sufficient for the payment thereof set apart, on all shares of Boatmen's Series B Preferred Stock, and any other class or series of preferred stock ranking superior as to dividends to Boatmen's Common. The ability of the subsidiary banks of Boatmen's to pay cash dividends, which are expected to be Boatmen's principal source of income, is restricted by applicable banking laws.

    Voting Rights.  Each holder of Boatmen's Common has one vote
    -------------
for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, such shareholders have cumulative voting rights, which entitle each such shareholder to the number of votes that equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such cumulative votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

    Classification of Board of Directors.  The Board of Directors
    ------------------------------------
of Boatmen's is divided into three classes, and the directors are elected by classes to three-year terms, so that approximately one-third (1/3) of the directors of Boatmen's will be elected at each annual meeting of the shareholders. Although it promotes stability and continuity of the Board of Directors, classification of the Board of Directors may have the effect of decreasing the number of directors that could otherwise be elected by anyone who obtains a controlling interest in Boatmen's Common and thereby could impede a change in control of Boatmen's. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

    Preemptive Rights.  The holders of Boatmen's Common have no
    -----------------
preemptive right to acquire any additional unissued shares or treasury shares of Boatmen's Common.

    Liquidation Rights.  In the event of liquidation, dissolution
    ------------------
or winding up of Boatmen's, whether voluntary or involuntary, the holders of Boatmen's Common will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding preferred stock.

    Assessment and Redemption.  Shares of Boatmen's Common will
    -------------------------
be, when issued, fully paid and non-assessable. Except with respect to the attached preferred share purchase rights, such shares of Boatmen's Common do not have any redemption provisions. See "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan."


BOATMEN'S SERIES B PREFERRED STOCK

    Dividend Rights.  Holders of shares of Series B Preferred
    ---------------
Stock will be entitled to receive, when and as declared by the Board of Directors, out of any funds legally available for such purpose, cumulative cash dividends at an annual dividend rate per share of seven percent (7%) of the stated value thereof, payable quarterly. Dividends on Boatmen's Series B Preferred Stock are cumulative and no dividends can be declared or paid on any shares of Boatmen's Common unless full cumulative dividends on Boatmen's Series B Preferred Stock have been paid, or declared and funds sufficient for the payment thereof set apart.

    Liquidation Rights.  In the event of the dissolution and
    ------------------
liquidation of Boatmen's, the holders of Boatmen's Series B Preferred Stock will be entitled to receive, after payment of the full liquidation preference on shares of any class or series of preferred stock ranking superior to Boatmen's Series B Preferred Stock (if any such shares are then outstanding) but before any distribution on shares of Boatmen's Common, liquidating dividends of $100.00 per share plus accumulated dividends.

    Redemption.  Shares of Boatmen's Series B Preferred Stock are
    ----------
redeemable, at the option of the holders thereof, at the redemption price of $100.00 per share plus accumulated dividends, provided, that (i) full cumulative dividends have been paid, or declared and funds sufficient for payment set apart, upon any class or series of preferred stock ranking superior to Boatmen's Series B Preferred Stock; and (ii) Boatmen's is not then in default with respect to any sinking or analogous fund or call for tenders obligation or agreement for the purchase or any class or series of preferred stock ranking superior to Boatmen's Series B Preferred Stock.

    Voting Rights.  Each share of Boatmen's Series B Preferred
    -------------
Stock has equal voting rights, share for share, with each share of Boatmen's Common.

    Superior Stock.  Boatmen's may, without the consent of holders
    --------------
of Boatmen's Series B Preferred Stock, issue preferred stock with superior or equal rights or preferences.

                COMPARISON OF SHAREHOLDER RIGHTS

    The rights of holders of shares of Boatmen's Common are governed by The General and Business Corporation Law of Missouri (the "Missouri Law"), the state of Boatmen's incorporation, and by Boatmen's Restated Articles of Incorporation, Bylaws and other corporate documents. The rights of holders of shares of First National Common are governed by the National Bank Act and by First National's articles of association, bylaws and other corporate documents. The rights of holders of shares of First National Common differ in certain respects from the rights that they would have as shareholders of Boatmen's. A summary of the material differences between the respective rights of holders of First National Common and Boatmen's Common is set forth herein.


SHAREHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

    Business Combinations.  Boatmen's Restated Articles of
    ---------------------
Incorporation provide that, in addition to any affirmative vote required by law, any "Business Combination" (as defined herein) will require the affirmative vote of the holders of not less than eighty percent (80%) of Boatmen's Common. Notwithstanding the foregoing, however, Boatmen's Restated Articles of Incorporation also provide that any such Business Combination may be approved by the affirmative vote of shareholders as required by law if it has been approved by seventy-five percent (75%) of the entire Board of Directors of Boatmen's. The term "Business Combination" means
(i) any merger or consolidation of Boatmen's or any subsidiary of Boatmen's with (a) any individual or entity who, together with certain affiliates or associates, owns greater than five percent (5%) of Boatmen's Common (a "Substantial Shareholder"); or (b) any other corporation that, after such merger or consolidation, would be a Substantial Shareholder, regardless of which entity survives;
(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Substantial Shareholder of all or substantially all of the assets of Boatmen's or any of its subsidiaries; (iii) the adoption of any plan or proposal for the liquidation of Boatmen's by or on behalf of a Substantial Shareholder; or (iv) any transaction involving Boatmen's or any of its subsidiaries, if the transaction would have the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Boatmen's of which a Substantial Shareholder is the beneficial owner.

    The National Bank Act provides that certain business combinations involving a national banking association, including a consolidation or merger where the resulting entity operates under the charter of a national banking association (e.g., the Merger) require: (1) approval of the O.C.C.; (2) approval of a majority of the national banking association's board of directors; and
(3) ratification and confirmation by the affirmative vote of shareholders of the national banking association owning at least two-thirds (2/3) of the outstanding capital stock of the national banking association.

    Removal of Directors.  Boatmen's Restated Articles of
    --------------------
Incorporation and Bylaws provide that, at a meeting called expressly for that purpose, a director or the entire Board of Directors may be removed without cause only upon the affirmative vote of the holders of not less than eighty percent (80%) of the shares entitled to vote generally in an election of directors. Notwithstanding the foregoing, however, if less than the entire Board of Directors is to be removed without cause, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him or her if then cumulatively voted at an election of the class of directors of which he or she is a part. At a meeting called expressly for that purpose, a director may be removed by the shareholders for cause by the affirmative vote of the holders of a majority of the shares entitled to vote upon his or her election.

    The National Bank Act provides that a director of a national banking association shall hold office for one year, and until his or her successor is elected and has qualified. The one-year service requirement does not, however, prohibit resignation or removal for cause of a director within the year for which the director was appointed. A director of a national banking association must be removed, unless consent to remain a director is obtained from the Federal Deposit Insurance Corporation, if the director is convicted of any criminal offense involving dishonesty or a breach of trust. In addition, the O.C.C. may remove a director if the director, directly or indirectly, violates certain banking laws or regulations. Neither First National's articles of association nor bylaws address the ability of shareholders to remove a director from the Board of Directors of First National.

    Amendments to Articles of Incorporation.  Under the Missouri
    ---------------------------------------
Law, a corporation may amend its articles of incorporation upon receiving the affirmative vote of the holders of a majority of its voting shares; provided, however, that if the corporation's articles of incorporation or bylaws provide for cumulative voting in the election of directors, the number of directors of the corporation may not be decreased to less than three by amendment to the corporation's articles of incorporation when the number of shares voting against the proposal for decrease would be sufficient to elect a director if the shares were voted cumulatively at an election of three directors; and provided, further, that a proposed amendment which provides that Section 351.407 of the Missouri Law does not apply to "control share acquisitions" of shares of a corporation requires the affirmative vote of the holders of two-thirds (2/3) of such corporation's voting shares. See "COMPARISON OF SHAREHOLDER RIGHTS -- Takeover Statutes."

    Article XII of Boatmen's Restated Articles of Incorporation provides that Boatmen's may amend, alter, change or repeal provisions of the Restated Articles of Incorporation in the manner provided by law, with the exception, however, of amendments to those provisions of the Restated Articles relating to the classification and number of directors, the approval of Business Combinations, and the aforementioned exceptions set forth in
Article XII, which require the affirmative vote of the holders of eighty percent (80%) of Boatmen's Common then entitled to vote at a meeting of shareholders called for that purpose.

    The National Bank Act provides that unless a national banking association's articles of association provide otherwise, a national banking association may amend its articles of association upon receiving the approving vote of the holders of a majority of the voting shares of stock of the national banking association obtained at a meeting of the stockholders. The articles of association of First National require the affirmative vote of shareholders owning at least a majority of the shares of First National Common that are entitled to vote on the proposed amendment in order to amend the articles of association.


VOTING RIGHTS

    Under the Missouri Law, unless otherwise provided in the articles of incorporation, each outstanding share is entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. However, the Missouri Law provides that, unless the articles of incorporation provide otherwise, each shareholder is entitled to cumulative voting when electing directors, which means that each shareholder has the right to cast as many votes in the aggregate equal to the number of votes held by such person multiplied by the number of directors to be elected at the election, and the person may cast the whole number of votes for one candidate or distribute them in any manner he or she desires.

    Boatmen's Bylaws provide that at all meetings of the shareholders, unless otherwise provided in the Bylaws or Articles of Incorporation, each share is entitled to one vote in each matter submitted to a vote, but no share belonging to or hypothecated to Boatmen's shall be voted. Additionally, Boatmen's Bylaws provide for cumulative voting with regard to the election of directors.

    The National Bank Act provides that shareholders of a national banking association shall be entitled to one vote on each share of stock held, except that: (1) the voting rights of holders of preferred stock, as defined in a national banking association's articles of association, shall not be subject to the one-vote rule (First National has no authorized preferred stock); (2) in all elections of directors, each shareholder of a national banking association shall have the right to vote the number of shares owned by him or her for as many director candidates as there are directors to be elected, or to cumulate such shares and give one director candidate as many votes as equals the number of directors multiplied by the number of his or her shares, or to distribute such cumulative votes among as many director candidates as he or she may decide; (3) in the election of directors, shares of its own stock held by a national banking association as sole trustee, whether registered in the national banking association's own name as such trustee or in the name of its nominee, shall not be voted by the registered owner unless under the terms of the trust the manner in which such shares shall be voted may be determined by a donor or beneficiary of the trust and unless such donor or beneficiary actually directs how such shares shall be voted; and
(4) shares of its own stock held by a national banking association and one or more persons as trustees may be voted by such other person or persons, as trustees, in the same manner as if he, she or they were the sole trustee.


SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

    As permitted by the Missouri Law, Boatmen's Bylaws provide that a special meeting of shareholders may be called by the Chairman of the Board or the President or by resolution of the Board of Directors whenever deemed necessary. The business transacted at any such special meeting will be confined to the purpose or purposes specified in the notice therefor and the matters germane thereto. The Missouri Law provides that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent, in writing, setting forth the action taken is signed by the holders of all of the shares entitled to vote on the subject matter.

    First National's articles of association authorize First National's Board of Directors or any three (3) or more shareholders of First National owning, in the aggregate, not less than ten percent (10%) of the shares of First National Common to call a special meeting of shareholders. Neither the National Bank Act nor First National's articles of association specifically authorize shareholder action by unanimous written consent of the shareholders.


NOTICE OF SHAREHOLDER NOMINATIONS OF DIRECTORS

    Boatmen's Bylaws provide that a shareholder may nominate a person for director only if he or she delivers notice of such nomination to the Secretary of Boatmen's, accompanied or promptly followed by such supporting information as the Secretary of Boatmen's shall reasonably request, not less than 75 days prior to the date of any annual meeting or more than seven days after the mailing of notice of any special meeting.

    First National's articles of association provide that a shareholder may nominate a director if the shareholder delivers or mails a written nomination to the President of First National and to the O.C.C. not less than fourteen (14) days and not more than fifty (50) days prior to the date of any shareholders' meeting called for the purpose of the election of directors, provided, however, if less than twenty-one (21) days notice of the shareholders' meeting is given to shareholders, such written director nomination must be delivered or mailed to the President of First National and to the O.C.C. not later than the close of business on the seventh (7th) day following the date on which the notice of the shareholders' meeting was mailed. The above requirements for a shareholder to nominate a director do not apply to shareholder nominations made by or on behalf of the then existing management of First National. The chairman of the shareholders' meeting may, in his or her discretion, disregard any shareholder nominations that fail to comply with the above requirements.


SHAREHOLDER PROPOSAL PROCEDURES

    Boatmen's Bylaws provide that in order for any business to be transacted at any meeting of the shareholders, other than business proposed by or at the direction of the Board of Directors, notice thereof must be received from the proposing shareholder by the Secretary of Boatmen's, accompanied or promptly followed by such supporting information as the Secretary of Boatmen's shall reasonably request, not less than 75 days prior to the date of any annual meeting or more than seven days after the mailing of notice of any special meeting.

    The National Bank Act does not mandate the procedures that shareholders of a national banking association must follow in order to propose business to be transacted at a regular or special shareholders' meeting. The articles of association and bylaws of First National do not provide procedures that shareholders of First National must follow in order to propose business to be transacted at a regular or special shareholders' meeting.


SHAREHOLDER RIGHTS PLAN

    Boatmen's has adopted a shareholder rights plan pursuant to which holders of a share of Boatmen's Common also hold one preferred share purchase right which may be exercised upon the occurrence of certain "triggering events" specified in Boatmen's shareholder rights plan. Shareholder rights plans such as Boatmen's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of Boatmen's, could have the effect of discouraging a business combination which shareholders believe to be in their best interests.

    On August 14, 1990, the Board of Directors of Boatmen's declared a dividend, payable on August 31, 1990 (the "Boatmen's Record Date"), of one Preferred Share Purchase Right (a "Boatmen's Right") for each outstanding share of Boatmen's Common. Each Boatmen's Right entitles the registered holder to purchase from Boatmen's one one-hundredth share of Boatmen's Series C Preferred Stock at a price of $110.00 per one one-hundredth share of Boatmen's Series C Preferred Stock (the "Boatmen's Purchase Price"), subject to adjustment. The description and terms of the Boatmen's Rights are set forth in a Rights Agreement (the "Boatmen's Rights Agreement") between Boatmen's and Boatmen's Trust Company as Rights Agent (the "Rights Agent"), and the following description is qualified in its entirety by the Boatmen's Rights Agreement.

    Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (a "Boatmen's Acquiring Person") has acquired beneficial ownership of twenty percent (20%) or more of the outstanding shares of Boatmen's Common; or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes a Boatmen's Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of twenty percent (20%) or more of such outstanding shares of Boatmen's Common (the earlier of such dates being called the "Boatmen's Distribution Date"), the Boatmen's Rights will be evidenced, with respect to any of the Boatmen's Common share certificates outstanding as of the Boatmen's Record Date, by such Boatmen's Common share certificates, with a copy of a Summary of Rights attached thereto.

    The Boatmen's Rights Agreement provides that until the Boatmen's Distribution Date (or earlier redemption or expiration of the Boatmen's Rights), the Boatmen's Rights will be transferred only with shares of Boatmen's Common. New Boatmen's Common share certificates issued after the Boatmen's Record Date, upon transfer or new issuance of Boatmen's Common, including issuance of shares pursuant to the Merger, will contain a notation incorporating the Boatmen's Rights Agreement by reference, and the surrender for transfer of any certificates for Boatmen's Common outstanding as of the Boatmen's Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Boatmen's Rights associated with the Boatmen's Common shares represented by such certificate. As soon as practicable following the Boatmen's Distribution Date, separate certificates evidencing the Boatmen's Rights (the "Boatmen's Right Certificates") will be mailed to holders of record of Boatmen's Common as of the close of business on the Boatmen's Distribution Date and such separate Boatmen's Right Certificates alone will evidence the Boatmen's Rights.

    The Boatmen's Rights are not exercisable until the Boatmen's
Distribution Date. The Boatmen's Rights will expire on August 14, 2000 (the "Final Expiration Date"), unless the Final Expiration
Date is extended or unless the Boatmen's Rights are earlier redeemed by Boatmen's, in each case as described herein.

    The Boatmen's Purchase Price payable, and the number of shares of Boatmen's Series C Preferred Stock or other securities or property issuable, upon exercise of the Boatmen's Rights are subject to adjustment from time to time upon the occurrence of certain events in order to prevent dilution. In addition, the number of outstanding Boatmen's Rights and the number of one one-hundredths of a share of Boatmen's Series C Preferred Stock issuable upon exercise of each Boatmen's Right are also subject to adjustment in the event of a stock split of Boatmen's Common or a stock dividend on Boatmen's Common payable in shares of Boatmen's Common or subdivisions, consolidations or combinations of shares of Boatmen's Common occurring, in any such case, prior to the Boatmen's Distribution Date.

    Boatmen's Series C Preferred Stock purchasable upon exercise of the Boatmen's Rights will not be redeemable. Each share of Boatmen's Series C Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on each share of Boatmen's Common. In the event of liquidation, the holders of the Boatmen's Series C Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share and will be entitled to an aggregate payment of 100 times the payment made on each share of Boatmen's Common. Each share of Boatmen's Series C Preferred Stock will have 100 votes, voting together with the Boatmen's Common shares. Finally, in the event of any merger, consolidation or other transaction in which shares of Boatmen's Common are exchanged, each share of Boatmen's Series C Preferred Stock will be entitled to receive 100 times the amount received on each share of Boatmen's Common. The Boatmen's Rights are protected by customary anti-dilution provisions.

    Because of the nature of the Boatmen's Series C Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Boatmen's Series C Preferred Stock purchasable upon exercise of each Boatmen's Right should approximate the value of one Boatmen's Common share.

    In the event that Boatmen's is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Boatmen's Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Boatmen's Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Boatmen's Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of twenty percent (20%) or more of the outstanding shares of Boatmen's Common (unless such person first acquires twenty percent (20%) or more of the outstanding shares of Boatmen's Common by a purchase pursuant to a tender offer for all of the Boatmen's Common for cash, which purchase increases such person's beneficial ownership to eighty percent (80%) or more of the outstanding Boatmen's Common); or (ii) during such time as there is a Boatmen's Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of Boatmen's or other transaction or series of transactions involving Boatmen's which has the effect of increasing by more than one percent (1%) the proportionate share of the outstanding shares of any class of equity securities of Boatmen's or any of its subsidiaries beneficially owned by the Boatmen's Acquiring Person, proper provision will be made so that each holder of a Boatmen's Right, other than Boatmen's Rights beneficially owned by the Boatmen's Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Boatmen's Common having a market value of two times the exercise price of the Boatmen's Right.

    At any time after the acquisition by a Boatmen's Acquiring Person of beneficial ownership of twenty percent (20%) or more of the outstanding shares of Boatmen's Common, and prior to the acquisition by such Boatmen's Acquiring Person of fifty percent (50%) or more of the outstanding shares of Boatmen's Common, the Board of Directors of Boatmen's may exchange the Boatmen's Rights (other than Boatmen's Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Boatmen's Common per Boatmen's Right (subject to adjustment).

    With certain exceptions, no adjustment in the Boatmen's Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) of the Boatmen's Purchase Price. No fractional shares of Boatmen's Series C Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share of Boatmen's Series C Preferred Stock and that may, at the election of Boatmen's, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Boatmen's Common on the last trading day prior to the date of exercise.

    At any time prior to the acquisition by a Boatmen's Acquiring Person of beneficial ownership of twenty percent (20%) or more of the outstanding shares of Boatmen's Common, the Board of Directors of Boatmen's may redeem the Boatmen's Rights in whole, but not in part, at a price of $0.01 per Boatmen's Right (the "Boatmen's Redemption Price"). The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors of Boatmen's in its sole discretion may establish.

    In addition, if a bidder who does not beneficially own more than one percent (1%) of the shares of Boatmen's Common and all other voting shares of Boatmen's (together the "Voting Shares")
(and who has
not within the past year owned in excess of one percent (1%) of the Voting Shares and, at a time he held a greater than one percent (1%) stake, disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition or influence of control of Boatmen's) proposes to acquire all of the Voting Shares for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then Boatmen's, upon the request of the bidder, will hold a special shareholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Boatmen's
Rights will be automatically redeemed at the Boatmen's Redemption
Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; provided, however, that no redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of twenty percent (20%) or more of the outstanding shares of Boatmen's Common. Immediately upon any redemption of the Boatmen's Rights, the right to exercise the Boatmen's Rights will terminate and the only right of the holders of Boatmen's Rights will be to receive the Boatmen's Redemption
Price.

    The terms of the Boatmen's Rights may be amended by the Board of Directors of Boatmen's without the consent of the holders of the Boatmen's Rights, including an amendment to lower certain thresholds described herein to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of Boatmen's Common then known to Boatmen's to be beneficially owned by any person or group of affiliated or associated persons; or (ii) ten percent (10%), except that from and after such time as any person becomes a Boatmen's Acquiring Person no such amendment may adversely affect the interests of the holders of the Boatmen's Rights.

    Until a Boatmen's Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Boatmen's, including, without limitation, the right to vote or to receive dividends.

    First National does not have a shareholder rights plan.


DISSENTERS' RIGHTS

    Under the Missouri Law, a shareholder of a corporation is entitled to receive payment for the fair value of his or her shares if such shareholder dissents from a sale or exchange of substantially all of the property and assets of the corporation or a merger or consolidation to which such corporation is a party. A shareholder is also entitled to receive payment for the fair value of his or her shares if such shareholder dissents from according voting rights to "control shares" in a control share acquisition, as further described herein. Because Boatmen's is not merging directly with First National, Boatmen's shareholders will not be entitled to assert such rights in connection with the Merger.

    The rights of shareholders of First National with respect to the Merger, including specifically any shareholders of First National who dissent from the Merger Agreement, are governed by the National Bank Act, which provides that a shareholder of First National will be entitled to receive the value of his or her shares of First National Common held as of the time of the Effective Time if such shareholder: (i) votes against the Merger Agreement at the Special Meeting or gives written notice at or prior to such Special Meeting to the presiding officer that he or she dissents from the Merger Agreement; (ii) delivers to Boatmen's-Amarillo a written request to receive payment for his or her shares of First National Common at any time before thirty (30) days after the date of consummation of the Merger; and (iii) surrenders his or her certificates representing shares of First National Common to Boatmen's-Amarillo with the written request to receive payment.
See "THE MERGER -- Dissenters' Rights" and Appendix C attached hereto.


TAKEOVER STATUTES

    The Missouri Law contains provisions regulating a broad range of business combinations, such as a merger or consolidation, between a Missouri corporation with shares of its stock registered under the federal securities laws, or a corporation that makes an election to be subject to the provisions of this statute, and an "interested shareholder" (which is defined as any owner of twenty percent (20%) or more of the corporation's stock) for five years after the date on which such shareholder became an interested shareholder, unless the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. This so-called "five year freeze" provision is effective even if all the parties should subsequently decide that they wish to engage in a business combination. The Missouri Law also contains a "control share acquisition" provision which effectively denies voting rights to shares of a Missouri corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by affirmative majority vote of (i) all outstanding shares entitled to vote at such meeting voting by class if required by the terms of such shares; and
(ii) all outstanding shares entitled to vote at such meeting voting by class if required by the terms of such shares, excluding all interested shares. A control share acquisition is one by which a purchasing shareholder acquires more than one-fifth (1/5), one-third (1/3), or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is a Missouri corporation with (i) one hundred or more shareholders; (ii) its principal place of business, principal office or substantial assets in Missouri; and
(iii) either (a) more than ten percent (10%) of its shareholders resident in Missouri; (b) more than ten percent (10%) of its shares owned by Missouri residents; or (c) 10,000 shareholders resident in Missouri. Boatmen's meets the statutory definition of an "issuing public corporation." Finally, if a control share acquisition should be made of a majority or more of the corporation's voting stock, and those shares are granted full voting rights, shareholders are granted dissenters' rights.

    The National Bank Act provides that certain business combinations involving a national banking association, including a consolidation or merger where the resulting entity operates under the charter of a national banking association (e.g., the Merger), require: (1) approval of the O.C.C.; (2) approval of a majority of the national banking association's board of directors; and
(3) ratification and confirmation by the affirmative vote of shareholders of the national banking association owning at least two-thirds (2/3) of the outstanding capital stock of the national banking association.

    The National Bank Act does not specifically restrict business combinations with an "interested shareholder," nor does the National Bank Act contain a "control share acquisition" provision. The articles of association and bylaws of First National do not restrict business combinations with "interested shareholders," nor do they contain a "control share acquisition" provision.


LIABILITY OF DIRECTORS; INDEMNIFICATION

    Pursuant to the Missouri Law and the National Bank Act, each entity may indemnify certain officers and directors in connection with liabilities arising from legal proceedings resulting from such persons' service to the entity in certain circumstances. The Articles of Incorporation and Bylaws of Boatmen's and articles of association and bylaws of First National obligate each to indemnify certain directors and officers.

Each of Boatmen's and First National may also voluntarily undertake to indemnify certain persons acting on the entity's behalf in certain circumstances. While the indemnification laws and provisions applicable to Boatmen's and First National are substantially similar in most material respects, there are certain material differences, which differences are discussed herein.

    Section 351.355(1) and (2) of the Missouri Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355 further provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he or she shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355 also provides that a Missouri corporation may provide additional indemnification to any person indemnifiable under subsection (1) or
(2) thereof, provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved by-law or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. The Restated Articles of Incorporation of Boatmen's provide that it shall indemnify its directors and certain of its executive officers to the full extent specified in Section 351.355 and, in addition, shall indemnify each of them against all expenses incurred in connection with any claim by reason of service for or at the request of Boatmen's in any of the capacities referred to in
Section 351.355 or arising out of his or her status in any such capacity, provided that he or she may not be indemnified against conduct finally adjudged to have been knowingly fraudulent, deliberately dishonest or wilful misconduct, and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

    A national banking association may provide in its articles of association for the indemnification of directors, officers and employees for expenses reasonably incurred in actions to which the directors, officers and employees are parties or potential parties by reason of the performance of their official duties. A national banking association may not provide indemnification against expenses, penalties or other payments incurred in an administrative proceeding or action instituted by an appropriate bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requires affirmative action of such director, officer or employee in the form of money payments to the national banking association. A national banking association may provide in its articles of association for insurance covering directors, officers and employees, but must explicitly exclude insurance coverage for a formal order assessing civil money penalties against a director or employee of the national banking association.

    First National's articles of association provide that a person may be indemnified or reimbursed by First National for reasonable expenses actually incurred in connection with any action or suit to which the person may be made a party by reason of his or her being or having been a director, officer or employee of First National or of any organization that the person served in any such capacity at the request of First National. First National's articles of association further provide, however, that no person shall be indemnified or reimbursed: (1) for any expenses incurred in an administrative proceeding or action instituted by an appropriate bank regulatory agency, which proceeding or action results in a final order assessing civil penalties or requiring affirmative action by the person in the form of payment to First National; (2) in relation to any matter in such suit or action as to which the person is finally adjudged to be guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his or her duties to First National; and (3) in relation to any matter in such suit or action in which a compromised settlement has been reached except upon the approval of: (i) a court of competent jurisdiction; (ii) the holders of a majority of the outstanding shares of First National Common; or (3) the Board of Directors of First National, acting by vote of the directors not parties to the action constituting a majority of the entire Board of Directors.

    First National's articles of association provide that First National may, upon the affirmative vote of a majority of its directors, purchase insurance for the purpose of indemnifying its directors, officers and employees to the extent that such indemnification is permitted in First National's articles of association.


LIMITATION OF LIABILITY OF DIRECTORS

    The Missouri Law provides that a Missouri corporation may include any provision in its articles of incorporation that is not inconsistent with the law, but does not specifically prohibit or allow a provision limiting the liability of directors in the articles of incorporation of a Missouri corporation. Other than in regard to the indemnification of directors, Boatmen's Articles of Incorporation do not contain a provision regarding the liability of directors.

    First National's articles of association provide that, to the fullest extent allowed by law, a director of First National shall not be liable to First National or the shareholders of First National for any monetary damages for any act or omission in the director's capacity as a director. First National's articles of association do not, however, eliminate or limit liability of a director for: (1) a breach of a director's duty of loyalty to First National or the shareholder or members of First National;
(2) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (3) a transaction for which a director received an improper benefit, whether or not such benefit resulted from an action taken within the scope of the director's office; (4) an act or omission for which the liability of a director is expressly provided by statute; or (5) an act related to an unlawful stock repurchase or payment of a dividend.


CONSIDERATION OF NON-SHAREHOLDER INTERESTS

    The Missouri Law provides that in exercising business judgment in consideration of acquisition proposals, a Missouri corporation's board of directors may consider the following factors, among others: (i) the consideration being offered; (ii) the existing political, economic, and other factors bearing on security prices generally, or the corporation's securities in particular;
(iii) whether the acquisition proposal may violate any applicable laws; (iv) social, legal and economic effects on employees, suppliers, customers and others having similar relationships with the corporation, and the communities in which the corporation conducts its businesses; (v) the financial condition and earning prospects of the person making the acquisition proposal; and
(vi) the competence, experience and integrity of the person making the acquisition proposal.

    The National Bank Act requires a majority of the board of directors of a national banking association to approve a plan of consolidation or merger, but the National Bank Act does not specify the factors that the board of directors may properly consider in making its decision. When voting on a plan of consolidation or merger, the directors of a national banking association are bound by their fiduciary duty to the shareholders of the national banking association and, thus, may be limited in considering any non-shareholder interests.

    The National Bank Act also requires the O.C.C. to approve any plan of consolidation or merger in which the resulting entity will operate as a national banking association. The O.C.C. is not limited to considering shareholder interests in making its approval decision and will consider the following non-shareholder interests:
(i) the effect of the proposed plan of consolidation or merger upon competition; (ii) the convenience and needs of the community to be served by the consolidating or merging depository institutions;
(iii) the financial history of the consolidating or merging depository institutions; (iv) the condition of the consolidating or merging depository institutions, including capital, management and earnings prospects; (v) the existence of any insider transactions; and (vi) the adequacy of disclosure of the terms of the plan of consolidation or merger.


                INFORMATION ABOUT FIRST NATIONAL


BUSINESS OF FIRST NATIONAL

    First National was chartered on June 16, 1934, as a national banking association. First National has no subsidiaries and operates from a main office and its detached drive-in facility in Pampa, Texas. First National offers complete banking services to the commercial, agricultural and residential areas that it serves. Services include commercial, agricultural, real estate, and personal loans, checking, savings and time deposits. Services also include safe deposit, investment, signature guarantee, ATM, ACH, wire transfer, savings bonds, notary, collection and credit card processing services. The largest portion of First National's lending business is related to oil and gas production.

    First National is subject to competition from other banks and financial institutions located in its principal service area around Pampa, Texas. In making loans, First National encounters competition from banks and other lending institutions, such as savings and loan associations, insurance companies, finance companies and credit unions. In addition, First National competes for deposit accounts with institutions offering various forms of fixed income investments, particularly other banks, savings and loan associations, credit unions and money-market funds and securities brokers.

    First National is subject to supervision, regulation and examination by the O.C.C., and its deposits are insured by the Federal Deposit Insurance Corporation.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS


INTRODUCTION

    This section presents an analysis of the financial condition and results of operations of First National for the years ended December 31, 1994, 1993 and 1992. The following discussion and analysis is intended to review the significant factors affecting the financial condition and results of operations of First National for such years, and should be read in conjunction with the financial statements, notes to financial statements, and financial data presented elsewhere in this Proxy Statement/Prospectus.


RESULTS OF OPERATIONS

    Net income for the years ending December 31, 1994, 1993, and 1992 was $2,469,000, $3,226,000, and $4,187,000, respectively. Net income per share for such periods was $6.17, $8.06, and $10.47, respectively. The decreases in net income from 1992 to 1993 to 1994 were due primarily to decreasing net interest margins and noninterest income. Net income of each of the three years as a percent of average assets and average equity was:

                            Return on                   Return on
                          Average Assets              Average Equity
                            December 31,                December 31,
                    ------------------------      ------------------------
                    1994      1993      1992      1994      1993      1992
                    ----      ----      ----      ----      ----      ----
Net Income          1.40%     1.71%     2.18%     8.26%    10.85%    15.02%


    During the years ended December 31, 1994, 1993, and 1992, the dividend payout ratios (dividends declared divided by net income) were 81.00%, 61.99% and 47.76%, respectively.

    The following is an analysis of the primary components of net income for the three years ended December 31, 1994, 1993, and 1992.


NET INTEREST INCOME

    Net interest income is the principal source of First
National's net income and represents the difference between interest income and interest expense. The following schedule provides a summary concerning net interest income, average balances and the related interest rate/yields for the past three years. Nonaccruing loans are included in interest-earning assets; interest income on such loans is recorded when received.

    Interest earning assets include tax-exempt investments.
Income from tax-exempt investments has not been presented on a tax-equivalent basis, due to the immateriality of tax-exempt income to total income for the periods presented. Total income from tax-exempt investments was approximately $17,000, $24,000 and $37,000 for the years ended December 31, 1994, 1993 and 1992, respectively, or 0.17%, 0.20% and 0.26% of total income, respectively.

                                                         December 31, 1994
                                            --------------------------------------------
                                                                    Interest/  Average
                                             Average   Percent of    Income/    Yield/
                                             Balance  Total Assets   Expense     Rate
                                            --------------------------------------------
                                                       (Dollars in Thousands)
Interest earnings assets:
     Loans                                  $ 35,801     20.34%      $2,915     8.14%
     Taxable securities                      126,828     72.06        6,734     5.31
     Nontaxable securities                         0      0.00            0     0.00
     Federal funds sold                        4,512      2.56          180     3.99
                                             ---------------------------------
     Total Interest earnings assets         $167,141     94.96%      $9,829     5.88%

Noninterest bearing assets:
     Cash and due from banks                  $6,040      3.43%
     Premises and equipment                      688      0.39
     Other assets                              3,276      1.86
     Reserve for loan losses                  (1,121)    (0.64)
                                             ---------------------
     Total assets                           $176,024    100.00%
                                             =====================
Interest-bearing liabilities:
     NOW accounts                            $37,646     21.39%        $951     2.53%
     Savings and individual
          retirement accounts                  3,257      1.85           84     2.58
     Money market accounts                    27,116     15.40          803     2.96
     Certificates of deposit                  59,310     33.70        2,104     3.55
                                             ---------------------------------
     Total interest-bearing
          liabilities                       $127,329     72.34%      $3,942     3.10%

Noninterest bearing liabilities:
     Demand deposits                         $17,437      9.91%
     Other liabilities                         1,362      0.77%
                                             ---------------------
     Total liabilities                      $146,128     83.02%

Stockholders' equity:                         29,896     16.98
                                             ---------------------
     Total liabilities and
     stockholders' equity                   $176,024    100.00%
                                             =====================

Net interest income                                                  $5,887
                                                                     ======
Interest rate spread                                                            2.78%
Net interest margin                                                             3.52%

                                                         December 31, 1993
                                            --------------------------------------------
                                                                    Interest/  Average
                                             Average   Percent of    Income/    Yield/
                                             Balance  Total Assets   Expense     Rate
                                            --------------------------------------------
                                                       (Dollars in Thousands)
Interest earnings assets:
     Loans                                  $ 34,510     18.31%     $22,641     7.65%
     Taxable securities                      138,032     73.24        8,640     6.26
     Nontaxable securities                        24      0.01            1     4.17
     Federal funds sold                        5,697      3.02          170     2.98
                                             ---------------------------------
     Total Interest earnings assets         $178,263     94.58%     $11,452     6.42%

Noninterest bearing assets:
     Cash and due from banks                  $6,764      3.59%
     Premises and equipment                      768      0.41
     Other assets                              3,681      1.95
     Reserve for loan losses                  (1,007)    (0.53)
                                             ---------------------
     Total assets                           $188,469    100.00%
                                             =====================
Interest-bearing liabilities:
     NOW accounts                            $38,359     20.35%      $1,032     2.69%
     Savings and individual
          retirement accounts                  3,068      1.63           86     2.80
     Money market accounts                    29,924     15.87          876     2.93
     Certificates of deposit                  67,916     36.04        2,256     3.32
                                             ---------------------------------
     Total interest-bearing
          liabilities                       $139,267     73.89%      $4,250     3.05%

Noninterest bearing liabilities:
     Demand deposits                         $18,059      9.58%
     Other liabilities                         1,408      0.75%
                                             ---------------------
     Total liabilities                      $158,734     84.22%

Stockholders' equity:                         29,735     15.78
                                             ---------------------
     Total liabilities and
     stockholders' equity                   $188,469    100.00%
                                             =====================

Net interest income                                                  $7,202
                                                                     ======
Interest rate spread                                                            3.37%
Net interest margin                                                             4.04%

                                                         December 31, 1992
                                            --------------------------------------------
                                                                    Interest/  Average
                                             Average   Percent of    Income/    Yield/
                                             Balance  Total Assets   Expense     Rate
                                            --------------------------------------------
                                                       (Dollars in Thousands)
Interest earnings assets:
     Loans                                  $ 31,742     16.49%      $2,589     8.16%
     Taxable securities                      141,742     73.64       10,396     7.33
     Nontaxable securities                       169      0.09           10     5.92
     Federal funds sold                        8,722      4.53          318     3.65
                                             ---------------------------------
     Total Interest earnings assets         $182,375     94.75%     $13,313     7.30%

Noninterest bearing assets:
     Cash and due from banks                  $6,658      3.46%
     Premises and equipment                      731      0.38
     Other assets                              4,455      2.31
     Reserve for loan losses                  (1,728)    (0.90)
                                             ---------------------
     Total assets                           $192,491    100.00%
                                             =====================
Interest-bearing liabilities:
     NOW accounts                            $36,868     19.15%      $1,167     3.17%
     Savings and individual
          retirement accounts                  2,678      1.39           89     3.32
     Money market accounts                    30,055     15.61        1,029     3.42
     Certificates of deposit                  76,816     39.91        3,178     4.14
                                             ---------------------------------
     Total interest-bearing
          liabilities                       $146,417     76.06%      $5,463     3.73%

Noninterest bearing liabilities:
     Demand deposits                         $17,106      8.89%
     Other liabilities                         1,093      0.57%
                                             ---------------------
     Total liabilities                      $164,616     85.52%

Stockholders' equity:                         27,875     14.48
                                             ---------------------
     Total liabilities and
     stockholders' equity                   $192,491    100.00%
                                             =====================

Net interest income                                                  $7,850
                                                                     ======
Interest rate spread                                                            3.57%
Net interest margin                                                             4.30%

   The decrease in net interest income was attributable to lower net interest margins which reflected narrower interest spreads. Interest expense on deposits decreased $1,213,000 from 1992 to 1993, representing a decrease of 0.68% in the cost of funds. Interest expense on deposits also decreased from 1993 to 1994 by $308,000, however, the cost of funds increased 0.05% due primarily to rising interest rates. Interest income on earning assets decreased $1,862,000 from 1992 to 1993, representing a decrease in the average yield of 0.87%. Interest income on earnings assets also decreased from 1993 to 1994 by $1,623,000, representing a decrease in the average yield of 0.56%. The net interest margin declined by 0.26% from 1992 to 1993, primarily due to a relatively large decline in investment yield as compared to the relatively smaller declines in cost of funds. The net interest margin declined by 0.52% from 1993 to 1994 as investment yield continued to decline and cost of funds began to level off. This occurred because First National had a negative one year cumulative gap ratio of 27.5% of total assets. Average earning assets decreased from $182,375,000 at December 31, 1992 to $178,263,000 at December 31,
1993. During the same period, average interest bearing liabilities decreased from $146,417,000 at December 31, 1992 to $139,267,000 at
December 31, 1993. These declines, coupled with declining interest rates, resulted in overall decreases in interest income and interest expense. However, interest income decreased by a greater amount than interest expense because investment yields declined by a greater amount than the cost of funds. Average earning assets again decreased from 1993 to 1994. They totaled $178,263,000 at December 31, 1993 and declined to $167,141,000 at December 31, 1994. During the same period, average interest bearing liabilities also decreased, going from $139,267,000 at December 31, 1993 to $127,329,000 at December 31, 1994. Although both interest earning assets and interest earning liabilities declined by approximately the same amount during this period, increasing interest rates slowed the decline in interest expense more greatly than it slowed the decline in interest income. This was due to First National's rather large negative one year cumulative gap of 28.4% of total assets.

   Net interest income is affected by the volume and rate of both interest-earning assets and interest-bearing liabilities. The following table depicts the dollar effect and rate change for the different categories of interest-earning assets and interest-bearing liabilities and the resultant change in interest income and interest expense. Nonperforming loans are included with loans in such table.

                                         1994 COMPARED TO            1993 COMPARED TO 1992
                                          1993 INCREASE            INCREASE (DECREASE) DUE TO
                                        (DECREASE) DUE TO                   -----------------
                                        -----------------
                                    Volume   Rate<F1>     Net      Volume   Rate<F1>     Net
                                    ------   --------     ---      ------   --------     ---
Interest earned on:

Loans                                 $96      $165       $261      $219     $(169)       $50

Taxable securities                   (702)   (1,204)    (1,906)     (272)   (1,484)    (1,756)

Nontaxable securities                  (1)        0         (1)       (8)       (1)        (9)

Federal funds sold                    (35)       44          9      (110)      (37)      (147)

Total interest-earning assets        (642)     (995)    (1,637)     (171)   (1,691)    (1,862)

                                    61

                                         1994 COMPARED TO            1993 COMPARED TO 1992
                                          1993 INCREASE            INCREASE (DECREASE) DUE TO
                                        (DECREASE) DUE TO                   -----------------
                                        -----------------
                                    Volume   Rate<F1>     Net      Volume   Rate<F1>     Net
                                    ------   --------     ---      ------   --------     ---
Interest paid on:

NOW accounts                          (19)      (62)       (81)       47      (182)      (135)

Savings and individual
  retirement accounts                   5        (7)        (2)       13       (16)        (3)

Money market accounts                 (82)        9        (73)       (4)     (149)      (153)

Certificates of deposit              (286)      134       (152)     (368)     (554)      (922)

Total interest-bearing liabilities   (382)       74       (308)     (312)     (901)    (1,213)

Net interest income                  (260)   (1,069)    (1,329)      141      (790)      (649)

<F1>  Changes in interest income and interest expense due to both rate and volume are included in rate variances.

PROVISION FOR LOAN LOSSES AND ALLOWANCE FOR LOAN LOSSES

   The provision for loan losses provides an allowance (the allowance for loan losses) against which loan losses are charged as those losses become evident. Management evaluates the appropriate level of the allowance for loan losses on a quarterly basis. The analyses take into consideration the results of an ongoing loan review process, the purpose of which is to determine the level of credit risk within the portfolio and to ensure proper adherence to underwriting and documentation standards. A specific portion of the allowance is allocated to those loans that appear to represent a more than normal exposure to risk. In addition, estimates are made for potential losses on loans not specifically reviewed, based on historical loan loss experience and other factors and trends.

   Negative provisions of $515,000, $405,000 and $792,000 were recorded for the years ended December 31, 1994, 1993 and 1992, respectively, based on management's evaluation of the adequacy of the allowance for loan losses. Factors that influenced management's determination that negative provisions for loan losses were appropriate included (i) an evaluation of each nonperforming, classified and potential problem loan to ascertain an estimate of loss exposure based upon circumstances then known to management, (ii) current economic conditions and outlook, and
(iii) an overall review of the loan portfolio in light of past loan loss experience. Net recoveries on loans of $561,000, $335,000 and $402,000 were realized for 1992, 1993 and 1994, respectively.

   Based on First National's review of remaining collateral and the financial condition of identified loans with characteristically more than a normal degree of risk, historical loan loss percentages and economic conditions, management believes that the allowance for loan losses at December 31, 1994, is adequate to cover future possible losses.

   Following is a table setting forth the activity for loan losses and certain ratios to nonperforming loans and total loans for 1994, 1993 and 1992.

                                                 YEARS ENDED
                                                 DECEMBER 31,
                                           1994     1993       1992
                                       --------------------------------
                                            (Dollars in Thousands)
Balance at beginning of period             $991    $1,062     $1,292

Loans charged off:
   Commercial and financial                (366)      (10)    (1,205)
   Real estate:
     Commercial                               0         0          0
     Residential                              0         0          0
   Consumer                                (142)      (67)       (55)
                                            ---      ----       ----
Total charge-offs:                         (508)      (77)    (1,260)

Recoveries:
   Commercial and financial                 823       255        435
   Real estate:
     Commercial                               0        90      1,150
     Residential                              7        25        187
   Consumer                                  80        41         50
                                            ---      ----       ----
Total recoveries:                           910       411      1,822
                                            ---      ----      -----
Net loans recovered                         402       335        562

Negative provision for loan losses         (515)     (405)      (792)
                                            ---      ----       ----
Balance at end of period                  $ 878     $ 991     $1,062
                                           ====      ====      =====
Net loan recoveries to average loans      1.12%     0.97%      1.77%
Allowance to loans, net of unearned
   income                                 2.65%     2.81%      3.36%
Allowance to nonperforming loans         73.66%   272.25%    125.52%

   The following tables set forth the allocation of the allowance for loan losses for the indicated categories of loans.

                                                    RESERVE AS A
                                                  PERCENT OF LOANS  PERCENT OF LOANS
                                         RESERVE    OUTSTANDING     IN EACH CATEGORY
                                         BALANCE    BY CATEGORY      TO TOTAL LOANS
                                   -------------------------------------------------------
                                                     December 31, 1994
                                     ---------------------------------------------------
                                                   (Dollars in Thousands)
Balance at end of
period applicable to:
- ---------------------
Commercial and financial                   $471        3.00%            47.32%

Real estate:
   Commercial                               108        2.35              18.92
   Residential                              138        2.72              15.36

Consumer                                     62         1.01             18.40

Off balance sheet items                      78         0.00              0.00

Unallocated                                  21         0.00              0.00
                                            ---                        -------
   Total Reserve                           $878        2.65%           100.00%
                                            ===                        ======


                                                    RESERVE AS A
                                                  PERCENT OF LOANS  PERCENT OF LOANS
                                         RESERVE    OUTSTANDING     IN EACH CATEGORY
                                         BALANCE    BY CATEGORY      TO TOTAL LOANS
                                   -------------------------------------------------------
                                                     December 31, 1993
                                     ---------------------------------------------------
                                                   (Dollars in Thousands)
Balance at end of
period applicable to:
- ---------------------
Commercial and financial                   $471        2.48%            53.83%

Real estate:
   Commercial                               141        2.98              17.81
   Residential                              147        3.36              12.40

Consumer                                     56         1.00             15.96

Off balance sheet items                     117         0.00              0.00

Unallocated                                  59         0.00              0.00
                                            ---                        -------
   Total Reserve                           $991        2.81%           100.00%
                                            ===                        ======

                                                    RESERVE AS A
                                                  PERCENT OF LOANS  PERCENT OF LOANS
                                         RESERVE    OUTSTANDING     IN EACH CATEGORY
                                         BALANCE    BY CATEGORY      TO TOTAL LOANS
                                   -------------------------------------------------------
                                                     December 31, 1992
                                     ---------------------------------------------------
                                                   (Dollars in Thousands)
Balance at end of
period applicable to:
- ---------------------
Commercial and financial                 $  519        2.35%            52.33%

Real estate:
   Commercial                               182        3.57              20.35
   Residential                              180        3.80              14.96

Consumer                                     39         1.00             12.36

Off balance sheet items                     133         0.00              0.00

Unallocated                                   8         0.00              0.00
                                            ---                        -------
   Total Reserve                         $1,061        3.36%           100.00%
                                          =====                        ======


   Improving oil and gas prices since the late 1980's have resulted in declining loss reserve requirements. These conditions coupled with successful recovery of numerous charged-off loans have resulted in negative provisions for 1992, 1993 and 1994.


NONPERFORMING ASSETS

   Nonperforming assets are defined as loans delinquent 90 or more days, nonaccrual loans, restructured loans and foreclosed assets. Such assets do not necessarily represent future losses to First National since underlying collateral can be sold and the financial condition of the borrower may improve. The following table sets forth the detail of nonperforming assets. First National had no restructured loans or loans
90 days or more past due at any of the dates listed herein.

                                                           DECEMBER 31,
                                                    1994       1993      1992
                                              -------------------------------------
                                                      (Dollars in Thousands)
Nonaccrual loans                                   $1,192      $ 364    $  846

Foreclosed assets                                     319         75       273
                                                    -----       ----     -----
Total nonperforming assets                         $1,511      $ 439    $1,119
                                                    =====       ====     =====
Nonperforming loans to total loans                  3.55%      1.01%     2.64%

Nonperforming assets to total assets                0.91%      0.24%     0.57%

   The following table compares the allowance for loan losses and the total nonperforming loans at December 31, 1994, 1993 and 1992:


                                                           DECEMBER 31,
                                                    1994       1993      1992
                                              -------------------------------------
                                                      (Dollars in Thousands)
Allowance for loan losses                          $  878      $ 991    $1,062
Nonperforming loans                                 1,192        364       846
                                                    -----       ----     -----
Allowance as a percentage of
  nonperforming loans                              73.66%    272.25%   125.52%


     At December 31, 1994, 1993 and 1992, there were no significant commitments to lend additional funds to borrowers whose loans were considered nonperforming.

     First National's policy is to discontinue accruing interest on loans when principal or interest is due and remains unpaid for 90 days or more, unless the loan is well secured and in the process of collection. First National would have recognized additional interest income of approximately $17,000, $29,100 and $75,000 for 1994, 1993 and 1992,
respectively, if contractual interest on these loans had been recognized. The amount of interest actually collected and included in income related to these loans was $124,000 in 1994, $11,000 in 1993 and $51,000 in 1992.

     The loan portfolio does not include any loans to foreign countries, credit card loans or highly leveraged transactions loans. First National primarily originates or participates in loans to individuals and businesses in its local lending area of Pampa, Texas. Lending within the commercial and real estate markets is diversified among many industries and activities. Due to the strength and long history of the oil and gas industry in this area, many local businesses and activities are dependent upon oil and gas industry support. First National has written policies requiring security for loans including liens on residential mortgage loans. In addition, policies and procedures are in place to assess the creditworthiness of borrowers for all loans and commitments. Borrowers' ability to honor their loan contracts are largely dependent upon the economic conditions within their market and on the national level.


NONINTEREST INCOME

     The remaining earnings of a financial institution are typically generated through noninterest income from fees and service charges.

     Deposit and service charge income decreased $4,000 or 1.56% from 1992 to 1993. It decreased again from 1993 to 1994 by $21,000 or 8.30%.
These decreases were due primarily to a decrease in the level of deposits during these time periods, without an increase in service fees.

OTHER EXPENSES

     Compensation and benefits decreased from 1992 to 1993 by $27,000 or 1.73%. During this period, the number of officers was increased by one; however, this increase was more than offset by a smaller overall bonus in 1993 as compared to 1992. Compensation and benefits decreased only slightly from 1993 to 1994 by $6,000 or 0.39%.

     Occupancy expense increased $43,000 or 15.36% from 1992 to 1993. This was due primarily to increases in building and equipment repair and maintenance, insurance and depreciation. Occupancy expense decreased $30,000 or 9.29% from 1993 to 1994. This was due primarily to decreases in service contracts, building and equipment repair and maintenance and insurance.

     Other operating expenses increased $55,000 or 4.41% from 1992 to 1993. This increase due primarily to increases in the loss on other real estate, data processing expenses, advertising and deposit insurance assessments. Other operating expenses decreased $175,000 or 13.45% from 1993 to 1994. This was due primarily to decreases in losses on other real estate, deposit insurance assessments, other real estate expenses, audit expenses, data processing expenses, and blanket bond insurance.

INCOME TAXES

     A reconciliation of expected income tax expense for First National, computed by applying the Federal statutory rate of 34% to income before the provision for income taxes, is as follows:

                                                  DECEMBER 31,
                                            1994     1993      1992
                                        -------------------------------
                                              (Dollars in Thousands)
Federal income taxes at statutory rate     $1,269   $1,645    $1,975
                                            -----    -----     -----
     Total provision for income taxes      $1,269   $1,645    $1,975
                                            =====    =====     =====

     First National adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," during 1993. The effect was to increase reported results of operations by $135,000.


                           FINANCIAL CONDITION

INVESTMENTS

     On January 1, 1994, First National adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, each security is classified as either trading, available for sale or held to maturity. Investments held to maturity are recorded at amortized cost. Securities available for sale are recorded at their fair value. The after-tax difference between amortized cost and fair value of securities available for sale is recorded as an unrealized gain or loss on securities and either increases (in the case of an unrealized gain) or decreases (in the case of an unrealized loss) total shareholders' equity. The tax impact of such adjustment is recorded as an adjustment to the amount of the deferred tax liability.

     As of December 31, 1994, First National's entire investment portfolio was held as available for sale.

     The following tables present the composition of investments and the change in each category for the periods presented:

BOOK VALUE                                      DECEMBER 31,               1994-93 CHANGE        1993-92 CHANGE
- ----------
                                       1994        1993        1992      AMOUNT     PERCENT    AMOUNT     PERCENT
                                  ------------------------------------------------------------------------------------
                                                        (In Thousands)
U.S. Treasury notes                  $120,519    $131,632    $145,766   $(11,113)   (8.44%)   $(14,134)     (9.70%)
State and political subdivisions            0           0         150          0                  (150)   (100.00%)
                                      -------     -------     -------    -------               -------

Total investment                     $120,519    $131,632    $145,916   $(11,113)             $(14,284)
                                      =======     =======     =======    =======               =======


MARKET VALUE                                    DECEMBER 31,               1994-93 CHANGE        1993-92 CHANGE
- ------------
                                       1994        1993        1992      AMOUNT     PERCENT    AMOUNT     PERCENT
                                  ------------------------------------------------------------------------------------
                                                        (In Thousands)
U.S. Treasury notes                  $120,519    $133,156    $148,879    $12,637    (9.49%)   $(15,723)    (10.56%)
State and political subdivisions            0           0         150          0                  (150)   (100.00%)
                                      -------     -------     -------     ------               -------

Total investment                     $120,519    $133,156    $149,029    $12,637              $(15,873)
                                      =======     =======     =======     ======               =======

     Not included in the table above is First National's investment in stock of the Federal Reserve Bank of Dallas ("FRB Stock"), which is reflected at its historical cost of $240,000. The FRB Stock is not included due to the lack of a published market value and certain restrictions that limit the marketability of this investment.

     First National's holdings of federal funds sold and relatively short-term treasury notes (average maturity less than two years) serve as a source of liquidity to meet depositor requirements, in addition to being the largest element of total interest income. Federal funds sold were $4,310,000 at December 31, 1994, $4,675,000 at December 31, 1993,
and $8,160,000 at December 31, 1992. U.S. Treasury notes were $120,519,000 at December 31, 1994, $131,632,000 at December 31, 1993,
and $145,766,000 at December 31, 1992. The overall decrease in investments during these periods was due to decreases in deposits during the same periods. In addition, the U.S. Treasury note balance at December 31, 1994 reflected the adoption of FAS 115, which resulted in all such securities being categorized as "available-for-sale" and carried at market value. The market value of U.S. Treasury notes held by First National was $120,519,000 at December 31, 1994, $133,156,000 at
December 31, 1993, and $148,879,000 at December 31, 1992.

INVESTMENT SECURITIES--MATURITIES AND YIELDS

     The following table shows the maturities and yields for the various forms of investment securities:

                                                 (Dollars in Thousands)

                                                   DECEMBER 31, 1994
                     -----------------------------------------------------------------------------
                              IN ONE               AFTER ONE THROUGH
                           YEAR OR LESS                FIVE YEARS              AFTER FIVE YEARS
                       --------------------       --------------------        ------------------
                        AMOUNT       YIELD         AMOUNT       YIELD          AMOUNT     YIELD
                       --------------------       --------------------        ------------------
U.S. Treasury notes     $36,437      4.34%         $84,082      5.72%          $0.00      0.00%
                         ------                     ------                      ----
                        $36,437      4.34%         $84,082      5.72%          $0.00      0.00%
                         ======                     ======                      ====

                                                   DECEMBER 31, 1993
                     -----------------------------------------------------------------------------
                              IN ONE               AFTER ONE THROUGH
                           YEAR OR LESS                FIVE YEARS              AFTER FIVE YEARS
                       --------------------       --------------------        ------------------
                        AMOUNT       YIELD         AMOUNT       YIELD          AMOUNT     YIELD
                       --------------------       --------------------        ------------------
U.S. Treasury notes     $65,050      6.35%         $66,582      4.62%          $0.00      0.00%
                         ------                     ------                      ----
                        $65,050      6.35%         $66,582      4.62%          $0.00      0.00%
                         ======                     ======                      ====

                                                   DECEMBER 31, 1992
                     -----------------------------------------------------------------------------
                              IN ONE               AFTER ONE THROUGH
                           YEAR OR LESS                FIVE YEARS              AFTER FIVE YEARS
                       --------------------       --------------------        ------------------
                        AMOUNT       YIELD         AMOUNT       YIELD          AMOUNT     YIELD
                       --------------------       --------------------        ------------------
U.S. Treasury notes     $60,982      7.76%         $84,784      6.13%          $0.00      0.00%
State and political
  subdivisions              150      6.40%            0.00                      0.00
                         ------                     ------                      ----
                        $61,132      7.75%         $84,784      6.13%          $0.00      0.00%
                         ======                     ======                      ====

     Not included in the table above is First National's investment in FRB Stock, which represents an equity security with no stated maturity.

LOANS

     The loan portfolio constitutes the major earning asset of most banks and typically offers the best alternative for obtaining the maximum interest spread above the cost of funds. The overall economic strength of any bank generally parallels the quality and yield of its loan portfolio. The following table presents loans outstanding at December
31, 1994, 1993 and 1992.

                        DECEMBER 31, 1994    DECEMBER 31, 1993    DECEMBER 31, 1992
                       -------------------  -------------------  -------------------
                                   PERCENT              PERCENT              PERCENT
                        AMOUNT    OF TOTAL   AMOUNT    OF TOTAL   AMOUNT    OF TOTAL
                        ------    --------   ------    --------   ------    --------
                                           (Dollars in Thousands)
Real estate:
  Commercial and
   land development     $   165      0.49%   $   776      2.15%   $   591      1.84%

  Farm                    1,859      5.54        858      2.38      1,019      3.18

  Residence               5,081     15.14      4,378     12.16      4,726     14.73

  Non farm, non
    residential           4,239     12.63      4,655     12.93      4,820     15.03

Commercial               13,347     39.78     14,849     41.25     12,715     39.64

Agricultural
  production              2,026      6.04      1,615      4.49      1,520      4.74

Consumer                  6,551     19.52      6,315     17.54      4,378     13.65

Tax-exempt                  234      0.70        427      1.19        516      1.61

Other                        54      0.16      2,128      5.91      1,792      5.58
                         ------    ------     ------    ------     ------    ------
                         33,556    100.00%    36,001    100.00%    32,077    100.00%

Unearned discount          (464)                (680)                (471)
                         ------               ------               ------
    Total               $33,092              $35,321              $31,606
                         ======               ======               ======

     The loan portfolio experienced a decline of $2,445,000 or 6.8% from December 31, 1993 to December 31, 1994. The major portion of this decline resulted from large commercial credit line reductions. Most other loan categories were relatively constant from 1993 to 1994.

     The following table sets forth the maturity composition of total loans at December 31, 1994, December 31, 1993 and December 31, 1992.


                        DECEMBER 31, 1994    DECEMBER 31, 1993    DECEMBER 31, 1992
                       -------------------  -------------------  -------------------
                                   PERCENT              PERCENT              PERCENT
                        AMOUNT    OF TOTAL   AMOUNT    OF TOTAL   AMOUNT    OF TOTAL
                        ------    --------   ------    --------   ------    --------
                                           (Dollars in Thousands)
In one year or less     $24,689     73.58%   $28,166     78.24%   $26,310     82.02%

After one through
  five years              8,227     24.52%     7,359     20.44%     5,229     16.30%

After five years            640      1.90%       476      1.32%       538      1.68%
                         ------    ------     ------    ------     ------    ------

Total loans             $33,556   $100.00%   $36,001    100.00%   $32,077    100.00%
                         ======    ======     ======    ======     ======    ======


                                           INTEREST SENSITIVITY
                     -----------------------------------------------------------------
                        DECEMBER 31, 1994    DECEMBER 31, 1993    DECEMBER 31, 1992
                       -------------------  -------------------  -------------------
                         FIXED    VARIABLE    FIXED    VARIABLE    FIXED    VARIABLE
                         RATE       RATE      RATE       RATE      RATE       RATE
                        ------    --------   ------    --------   ------    --------
                                           (Dollars in Thousands)
In one year or less      $9,054    $15,635   $12,316    $15,850   $11,831    $14,479

After one through
  five years              8,227          0     7,188        171     5,033        196

After five years            640          0       476          0       538          0
                         ------     ------    ------     ------    ------     ------
                        $17,921    $15,635   $19,980    $16,021   $17,402    $14,675
                         ======     ======    ======     ======    ======     ======

DEPOSITS

     The deposit base provides the major funding source for interest earning assets of First National. First National's average deposits have declined during the period from December 31, 1992 to December 31, 1994. First National's total average deposits were $144,766,000 at December 31, 1994, $157,326,000 at December 31, 1993 and $163,523,000 at
December 31, 1992. This represents an overall decrease during these periods of 11.47%. Management believes that demand, savings and certificates of deposit less than $100,000 represent a core base of deposits while certificates of deposit of $100,000 or more and public funds and money market accounts are more subject to interest rate variations and, thus, are not included in the core deposit base. The levels of core deposits were $88,566,000 at December 31, 1994, $91,970,000 at December 31, 1993, and $91,864,000 at December 31, 1992.
This represents a decline in core deposits during those periods of 3.59%.

     The following tables indicate the mix and levels of deposits at December 31, 1994, 1993, and 1992.

                                                      DECEMBER 31, 1994
                                         -----------------------------------------
                                                         COST OF
                                             AMOUNT       FUNDS         PERCENT
                                            --------      -----        ---------
                                                   (Dollars in Thousands)
Demand and other noninterest bearing         $17,639       0.00%         12.85%

NOW Accounts                                  33,371       2.53          24.30

Savings                                        3,251       2.58           2.37

Money market deposit accounts                 27,362       2.96          19.93

Certificates of Deposit/IRA's:

     Less than $100,000                       35,060       3.51          25.52

     $100,000 or more                         20,635       3.60          15.03
                                             -------                    ------
                                            $137,318       3.10%        100.00%
                                             =======                    ======

                                                      DECEMBER 31, 1993
                                         -----------------------------------------
                                                         COST OF
                                             AMOUNT       FUNDS         PERCENT
                                            --------      -----        ---------
                                                   (Dollars in Thousands)
Demand and other noninterest bearing         $21,073       0.00%         13.84%

NOW Accounts                                  38,382       2.69          25.22

Savings                                        3,205       2.80           2.11

Money market deposit accounts                 28,493       2.93          18.71

Certificates of Deposit/IRA's:

     Less than $100,000                       36,605       3.51          24.05

     $100,000 or more                         24,460       4.00          16.07
                                             -------                    ------
                                            $152,218       3.05%        100.00%
                                             =======                    ======

                                    72

                                                      DECEMBER 31, 1992
                                         -----------------------------------------
                                                         COST OF
                                             AMOUNT       FUNDS         PERCENT
                                            --------      -----        ---------
                                                   (Dollars in Thousands)
Demand and other noninterest bearing         $18,743       0.00%         11.22%

NOW Accounts                                  38,071       3.17          22.81

Savings                                        2,915       3.32           1.75

Money market deposit accounts                 30,926       3.42          18.53

Certificates of Deposit/IRA's:

     Less than $100,000                       40,554       4.49          24.29

     $100,000 or more                         35,729       4.26          21.40
                                             -------                    ------
                                            $166,938       3.73%        100.00%
                                             =======                    ======

     The following table sets forth the amount and maturities of time deposits of $100,000 or more at December 31, 1994:

                                           DECEMBER 31,                PERCENT
                                               1994                    OF TOTAL
                                      ----------------------      ------------------
                                                  (Dollars in Thousands)
Three months or less                         $10,394                     50.37%

Over three through twelve months               8,639                     41.87

Over twelve months                             1,602                      7.76
                                              ------                     -----
                                             $20,635                    100.00%
                                              ======                    ======

LIQUIDITY AND RATE SENSITIVITY

     Liquidity is the measure of First National's ability to meet its customers' present and future deposit withdrawals or increased loan demand without penalizing earnings. Interest rate sensitivity involves the relationships between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on First National's net interest income. First National manages both liquidity and interest sensitivity using a static GAP model and a simulation model which are both reviewed on a monthly basis by the Board of Directors.

     Liquidity is provided for First National by projecting credit demand and other financial needs and then maintaining sufficient cash and assets readily convertible into cash to meet these projected requirements. First National provides for its liquidity needs through core deposits, maturing loans, scheduled maturities of U.S. Treasury notes and federal funds sold. Cash and federal funds sold were $8,699,000 at

December 31, 1994, $12,840,000 at December 31, 1993, and $15,048,000
at December 31, 1992. These levels represent a decline of 14.67% from 1992 to 1993 and 32.17% from 1993 to 1994; however, these levels are considered to be adequate in view of projected liquidity needs.

     Interest rate-sensitive assets and liabilities are those with yields or rates subject to change within a future time period due to maturity or changes in market rates. An ongoing objective of the use of First National's asset/liability models is to monitor gaps between rate-adjustable assets and liabilities and to make sure these gaps fall within the board approved ranges given the current interest rate market. The models are also used to project future net interest income under a set of possible interest rate movements. The Board of Directors reviews this information to determine if the projected future net interest income levels would be acceptable. First National attempts to stay within acceptable gap levels and net interest income levels by matching as close as possible rate-adjustable assets and liabilities with similar maturity horizons. Management realizes, however, that there are limits to these efforts because of relatively low loan volume compared to the level of deposits and the need to invest in securities that will maximize yield rather than match shorter-term interest-sensitive liabilities.

     The following table reflects rate-sensitive assets and liabilities of First National at December 31, 1994, 1993, and 1992.

                                                              1994           1993            1992
                                                            --------       --------        --------
                                                                    (Dollars in Thousands)
Rate-Sensitive Assets:
- ---------------------
Loans less than one year                                    $ 24,689       $ 28,166        $ 26,310

Investments less than one year                                36,437         65,050          61,132

Federal funds less than one year                               4,310          4,675           8,160
                                                             -------        -------         -------
Total rate-sensitive assets                                 $ 65,436       $ 97,891        $ 95,602

Rate-sensitive assets to total assets                          39.46%         53.56%          48.72%
                                                             =======        =======         =======

Rate-Sensitive Liabilities:
- --------------------------
Savings accounts less than one year                            $   0          $   0           $   0

NOW accounts less than one year                               33,371         38,382          38,071

Money market funds less than one year                         27,362         28,493          30,926

CDs/IRAs less than one year                                   51,741         61,065          75,704
                                                             -------        -------         -------
Total rate-sensitive liabilities                            $112,474       $127,940        $144,701

Rate-sensitive liabilities to total liabilities                81.59%         83.62%          86.30%
                                                             =======        =======         =======
Total assets                                                $165,835       $182,742        $196,199
                                                             -------        -------         -------
Cumulative gap                                               (47,038)       (30,049)        (49,099)
                                                             -------        -------         -------
One year cumulative gap divided by
  total assets                                                (28.4)%        (16.4)%          25.01%
                                                             -------        -------         -------
     These interest sensitivity positions are considered acceptable by management.

CAPITAL

     The strength of its capital position determines the ability of a financial institution to take advantage of growth opportunities and handle unforeseen financial difficulties. First National's shareholders' equity was $30,217,000 (before net unrealized losses on available-for-sale securities of $2,228,000) at December 31, 1994, $29,749,000 at December 31, 1993, and $28,523,000 at December 31, 1992.
This represents an increase of $1,226,000 or 4.3% from 1992 to 1993 and an increase of $469,000 or 1.58% from 1993 to 1994.

     First National is subject to the issuance of capital adequacy guidelines by its regulators, all of which have issued similar guidelines for the measurement of capital adequacy. One measure is the leverage ratio, which equals the ratio of ending total capital less intangible assets to average total assets less intangible assets. The guidelines include a definition of capital and provide a framework for calculating weighted risk assets by assigning assets and off-balance-sheet instruments to broad risk categories. The risk-based capital standards are a minimum ratio of total capital to risk-weighted assets with a minimum of 4% when using Tier 1 capital and a minimum of 8% when using total capital. Tier 1 capital is the sum of the core capital elements (common shareholders' equity less intangible assets). Total capital includes the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets.

     As the following table indicates, First National substantially exceeded the minimum risk-based and leverage ratios at December 31, 1994, 1993, and 1992:

                                        December 31, 1994 December 31, 1993 December 31, 1992
                                        ----------------- ----------------- -----------------
                                                       (Dollars in Thousands)
Tier 1 capital                               $30,218           $29,749           $28,523

Total capital                                 30,664            30,278            29,009

Risk-weighted assets                          35,760            42,373            38,928

Capital ratios:

Leverage                                      18.22%            16.28%            14.54%

Tier 1 capital to
  risk-weighted assets                        84.50%            70.21%            73.27%

Total capital to
  risk-weighted assets                        85.75%            71.46%            74.52%


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of the record date, the names and addresses of each beneficial owner of more than five percent (5%) of First National Common known to the Board of Directors of First National, showing the amount and nature of such beneficial ownership and the names of each director and executive officer of First National who owns shares of First National Common, the number of shares of First National Common owned beneficially by each director and executive officer, and the number of shares of First National Common owned beneficially by all directors and executive officers as a group. None of the shareholders listed herein would own, on a pro forma basis giving effect to the Merger, more than one percent (1%) of the issued and outstanding shares of Boatmen's Common.


                                               SHARES OF FIRST NATIONAL     PERCENT
NAME AND ADDRESS<F1>                          COMMON BENEFICIALLY OWNED    OF CLASS
- ----------------                              -------------------------    --------
Don Babcock<F2>                                        4,030.00             1.01%

Louise Bailey<F3>                                        200.00             <F*>

Frank Moore Carter<F4>                                17,187.11             4.30%

Patrick Casey Carter                                  22,191.11             5.55%
P.O. Box 2605
Sun Valley, Idaho  83353

Frances Louise Ferguson                               23,040.00             5.76%
19 Court Circle
San Antonio, Texas  78209

Phil B. Gentry<F5>                                       100.00             <F*>

E.L. Green Family Partnership                         79,923.00            19.98%
P.O. Box 2021
Pampa, Texas  79066-2021

Eugene L. Green, III<F6>                              86,690.00            21.67%
18334 County Road 361
Winona, Texas  75792

Robert F. Green<F7>                                   90,090.00            22.52%
1600 Bellaire
Amarillo, Texas  79106

Virginia Green<F8>                                    79,923.00            19.98%
Suite 401, Combs-Worley Building
120 West Kingsmill
Pampa, Texas  79066

W. Wesley Green<F9>                                   87,359.00            21.84%
P.O. Box 2436
Pampa, Texas  79066-2436

Phebe Anne Hethcock                                   25,103.11             6.28%
c/o Sena, Weller, Rohs, Williams, Inc.
300 Main Street
Cincinnati, Ohio  45202-4173


                                    76


                                               SHARES OF FIRST NATIONAL     PERCENT
NAME AND ADDRESS<F1>                          COMMON BENEFICIALLY OWNED    OF CLASS
- ----------------                              -------------------------    --------
Benny M. Kirksey<F10>                                  2,250.00               <F*>

Don R. Lane<F11>                                         100.00               <F*>

Flora Deen Martin                                     22,960.00             5.74%
1607 Elmhurst
Oklahoma City, Oklahoma 73120

Kathy Pratt<F12>                                           0.00               <F*>

Debra Stokes<F13>                                        100.00               <F*>

Floyd F. Watson<F14>                                  48,083.00            12.02%
P.O. Box 781
Pampa, Texas  79066-0781

Randy Watson<F15>                                      2,800.00               <F*>

Directors and Executive Officers of First
National as a Group (11 persons)                     162,209.11            40.55%

- ------------------------------------

<F*>   Represents less than one percent (1%) of the issued and
       outstanding shares of First National Common.

<F1>   Addresses are provided only with respect to each beneficial owner of more than five percent (5%) of First National Common known to the Board of Directors of First National.

<F2>   Mr. Babcock serves as President and a director of First National.
       Includes 100.00 shares of First National Common held in
       Mr. Babcock's Individual Retirement Account.

<F3>   Ms. Bailey serves as a Vice President of First National.  Shares are held in the names of Olen V. and Louise Bailey.

<F4>   Mr. Carter serves as a director of First National.

<F5>   Mr. Gentry serves as Executive Vice President of First National.
       Shares are held in the names of Phil B. and Pat Gentry.

<F6>   Includes 6,767.00 shares of First National Common held by
       Mr. Green individually and 79,923.00 shares held in the name of the E.L. Green Family Partnership, of which Mr. Green is a partner.

<F7>   Includes 8,067.00 shares of First National Common held in the names of Robert F. and Genevieve Currie Green, 420.00 shares held by each of David Faulkner Green, Gabrielle Garner Green, Genevieve Virginia Green, Jean Elaine Green and Robert Douglass Green, Mr. Green's children and 79,923.00 shares held in the name of the E.L. Green Family Partnership, of which Mr. Green is a partner.

<F8>   Shares are held in the name of the E.L. Green Family Partnership, of which the Virginia Green Trust is a partner. Mrs. Green serves as the sole trustee of the Virginia Green Trust.

                                    77

<F9>   Mr. Green serves as a director of First National.  Includes
       7,436.00 shares of First National Common held by Mr. Green and his wife, Kathryn M. Green, and 79,923.00 shares held in the name of the E.L. Green Family Partnership, of which Mr. Green is a partner.

<F10>  Mr. Kirksey serves as a director of First National.

<F11>  Mr. Lane serves as a director of First National.

<F12>  Ms. Pratt serves as a Vice President of First National.

<F13>  Ms. Stokes serves as a Vice President of First National.

<F14>  Mr. Watson serves as Chairman of the Board and a director of
       First National.

<F15>  Mr. Watson serves as a Senior Vice President of First National.
       Shares are held in the names of Randall F. and Kari Beth
       Watson, Joint Tenants.

FAMILY RELATIONSHIPS

  Randy Watson, Senior Vice President of First National, is the son of Floyd F. Watson, Chairman of the Board and a director of First National. Benny J. Kirksey, Assistant Vice President of First National, is the son of Benny M. Kirksey, a director of First National. Virginia Green is the mother of E.L. Green, III, Robert F. Green and W. Wesley Green, who serves as a director of First National. Frank Moore Carter, who serves as a director of First National, Patrick Casey Carter and Phebe Anne Hethcock are siblings.


                              LEGAL OPINION

     The legality of the securities offered hereby will be passed upon by Lewis, Rice & Fingersh, L.C. Members of Lewis, Rice & Fingersh, L.C. and attorneys employed by them owned, directly or indirectly, as of April 15, 1995, 75,677 shares of Boatmen's Common.


                                 EXPERTS

INDEPENDENT AUDITORS FOR BOATMEN'S

     The consolidated financial statements of Boatmen's incorporated by reference in Boatmen's Annual Report (Form 10-K) for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


     The supplemental consolidated financial statements of Boatmen's incorporated by reference in Boatmen's Current Report (Form 8-K) dated April 28, 1995, at December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which is based in part on the reports of KPMG Peat Marwick LLP and Frost & Company, independent auditors. The supplemental consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


INDEPENDENT AUDITORS FOR FIRST NATIONAL

     The consolidated financial statements of First National at December 31, 1994, 1993, 1992 and for the years then ended appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Lewis Meers, P.C., independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


PRESENCE AT SPECIAL MEETING

     Representatives of Lewis Meers, P.C., are expected to be present at the Special Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.


                          SHAREHOLDER PROPOSALS

     The annual meeting of Boatmen's was held on April 25, 1995.
Shareholder proposals for the 1996 annual meeting of Boatmen's must meet the requirements established by the S.E.C. for shareholder proposals and must be received by Boatmen's not later than November 14, 1995 in order to be considered for inclusion in the 1996 proxy statement.

     Upon receipt of any such proposal, Boatmen's will determine whether or not to include such proposal in the Proxy Statement and proxies in accordance with the S.E.C.'s regulations governing the solicitation of proxies.
                             ---------------


                                 FIRST NATIONAL BANK IN PAMPA
                                 INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Financial Statements:
- --------------------

Report of Independent Auditors.............................................   F-2


Balance Sheets as of December 31, 1994, 1993 and 1992......................   F-3


Statements of Income for the Years Ended December 31, 1994,
  1993 and 1992............................................................   F-4


Statements of Changes in Stockholders' Equity for the Years
  Ended December 31, 1994, 1993 and 1992...................................   F-6


Statements of Cash Flows for the Years Ended December 31, 1994,
  1993 and 1992............................................................   F-7


Notes to Financial Statements..............................................   F-9

                    INDEPENDENT AUDITOR'S REPORT
                    ----------------------------

To the Board of Directors and Stockholders
First National Bank in Pampa


     We have audited the accompanying balance sheets of First National Bank in Pampa (a corporation) as of December 31, 1994, 1993 and 1992, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First National Bank in Pampa as of December 31, 1994, 1993 and 1992, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Lewis Meers

February 6, 1995

                                                   FIRST NATIONAL BANK IN PAMPA
                                                          BALANCE SHEETS
                                                 December 31, 1994, 1993 and 1992

                  ASSETS                                     1994                     1993                 1992
                  ------                                     ----                     ----                 ----

Cash and due from banks                                  $  4,389,463             $  8,164,679         $  6,888,025
Investment securities                                     120,519,082              131,631,536          145,916,380
Federal funds sold                                          4,310,000                4,675,000            8,160,000
Loans, net                                                 32,213,792               34,330,266           30,544,389
Bank premises and equipment, net                              659,461                  730,149              684,605
Other assets                                                3,742,984                3,210,380            4,005,705
                                                          -----------              -----------          -----------

    Total Assets                                         $165,834,782             $182,742,010         $196,199,104
                                                          ===========              ===========          ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------

Deposits
- --------
Demand                                                   $ 17,639,110             $ 21,072,934         $ 18,742,666
NOW and money market accounts                              60,732,594               66,874,500           68,997,118
Savings                                                     3,250,759                3,205,222            2,915,338
Time                                                       55,695,314               61,065,095           76,282,911
                                                          -----------              -----------          -----------

    Total Deposits                                       $137,317,777             $152,217,751         $166,938,033

Accrued interest and other liabilities                        327,917                  575,680              538,132
Dividends payable                                             200,000                  200,000              200,000
                                                          -----------              -----------          -----------

    Total Liabilities                                    $137,845,694             $152,993,431         $167,676,165
                                                          -----------              -----------          -----------

Stockholders' Equity
- --------------------

Common stock of $10 par value. 400,000 shares
  authorized, issued and outstanding                     $  4,000,000             $  4,000,000         $  4,000,000
Surplus                                                     4,000,000                4,000,000            4,000,000
Retained earnings                                          22,217,180               21,748,579           20,522,939
Unrealized gain (loss) on securities
  available-for-sale                                       (2,228,092)                     -0-                  -0-
                                                          -----------              -----------          -----------

    Total Stockholders' Equity                           $ 27,989,088             $ 29,748,579         $ 28,522,939
                                                          -----------              -----------          -----------

    Total Liabilities and Stockholders' Equity           $165,834,782             $182,742,010         $196,199,104
                                                          ===========              ===========          ===========


See Accompanying Notes to Financial Statements

                                                    FIRST NATIONAL BANK IN PAMPA
                                                        STATEMENTS OF INCOME
                                            Years Ended December 31, 1994, 1993 and 1992

                                                             1994                     1993                 1992
                                                             ----                     ----                 ----

Interest Income
- ---------------

Interest and fees on loans                               $ 2,915,193              $ 2,642,304          $ 2,590,128
Interest on investment securities:
  U.S. Treasury securities                                 6,734,220                8,640,390           10,396,359
  Obligation of state and
    political subdivisions                                         0                        0                9,137
Interest on federal funds sold                               179,276                  169,348              317,413
                                                           ---------               ----------           ----------

      Total Interest Income                              $ 9,828,689              $11,452,042          $13,313,037

Interest Expense
- ----------------

Interest on deposits                                      (3,942,200)              (4,250,092)          (5,463,061)
                                                          ----------               ----------           ----------

      Net Interest Income                                $ 5,886,489              $ 7,201,950          $ 7,849,976

Provision for loan (losses) income                           515,388                  404,721              791,564
                                                          ----------               ----------           ----------

      Net Interest Income After Provisions
        For Loan Losses                                  $ 6,401,877              $ 7,606,671            8,641,540
                                                          ----------               ----------           ----------

Other Income
- ------------

Securities gains                                         $       -0-              $    10,348          $       -0-
Service fees                                                 170,350                  198,518              200,090
Other income                                                 110,861                  210,986              279,320
                                                          ----------               ----------           ----------

      Total Other Income                                 $   281,211              $   419,852          $   479,410
                                                          ----------               ----------           ----------


See Accompanying Notes to Financial Statements



                                    F-4


                                                    FIRST NATIONAL BANK IN PAMPA
                                                  STATEMENTS OF INCOME, Continued
                                            Years Ended December 31, 1994, 1993 and 1992

                                                            1994                     1993                 1992
                                                            ----                     ----                 ----

Other Expenses
- --------------

Salaries                                                  $1,131,470               $1,169,716           $1,225,916
Employee benefits                                            394,875                  362,296              333,570
Occupancy expenses                                           174,305                  204,184              183,349
Regulatory assessments                                       392,814                  426,550              412,849
Data processing                                              110,519                  100,354               83,014
Other expenses                                               741,333                  893,180              719,812
                                                           ---------                ---------            ---------

      Total Other Expenses                                $2,945,316               $3,156,280           $2,958,510
                                                           ---------                ---------            ---------

      Income before Income Taxes                          $3,737,772               $4,870,243           $6,162,440

Federal income taxes                                      (1,269,171)              (1,644,603)          (1,975,461)
                                                           ---------                ---------            ---------

      Net Income                                          $2,468,601               $3,225,640           $4,186,979
                                                           =========                =========            =========

Net Income per share of Common Stock                      $     6.17               $     8.06           $    10.47
                                                           =========                =========            =========


See Accompanying Notes to Financial Statements


                                                    FIRST NATIONAL BANK IN PAMPA
                                           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                            Years Ended December 31, 1994, 1993 and 1992
                                                           (In Thousands)
                                                                                            Appreciation
                                                                                           (Depreciation)
                                              Common Stock                                  of Available-
                                              ------------                      Retained      for-Sale
                                          Shares     Par Value       Surplus    Earnings     Securities         Total
                                          ------     ---------       -------    --------   --------------       -----
Balance, December 31, 1991                 400         $4,000         $4,000     $18,336      $   -0-          $26,336

Net income for 1992                         -              -              -        4,187           -             4,187

Dividends Declared ($5.00 per sh)                                                 (2,000)          -            (2,000)
                                           ----         -----          -----      ------       ------           ------

Balance, December 31, 1992                 400         $4,000         $4,000     $20,523      $   -0-          $28,523

Net income for 1993                         -              -              -        3,226           -             3,226

Dividends Declared ($5.00 per sh)                                                 (2,000)          -            (2,000)
                                           ----         -----          -----      ------       ------           ------

Balance, December 31, 1993                 400         $4,000         $4,000     $21,749      $   -0-          $29,749

Net income for 1994                         -              -              -        2,468           -             2,468

Unrealized losses                           -              -              -                    (2,228)          (2,228)

Dividends Declared ($5.00 per sh)                                                 (2,000)          -            (2,000)
                                           ----         -----          -----      ------       ------           ------

Balance, December 31, 1994                 400         $4,000         $4,000     $22,217      $(2,228)         $27,989
                                           ===          =====          =====      ======       ======           ======


See Accompanying Notes to Financial Statements


                                 FIRST NATIONAL BANK IN PAMPA
                                   STATEMENTS OF CASH FLOWS
                         Years Ended December 31, 1994, 1993 and 1992


                                                  1994           1993            1992
                                                  ----           ----            ----
Cash Flows from Operating Activities:

 Net Income                                   $ 2,468,601     $ 3,225,640     $ 4,186,979
 Non-cash expenses, revenues,
    losses & gains included in
    income:
      Depreciation and amortization               340,440         397,002         403,305
      Provision for loan losses                  (515,388)       (404,721)       (791,564)
      Increase (decrease) in interest
        payable                                    40,052         (98,336)       (235,670)
      Increase (decrease) in accrued
       expenses                                   166,729          37,318         (47,603)
      (Increase) decrease in interest
        receivable                               (343,567)        488,186         304,030
                                               ----------      ----------      ----------

      Net Cash Provided By Operating
        Activities                            $ 2,156,867     $ 3,645,089     $ 3,819,477
                                               ----------      ----------      ----------


Cash Flows from Investing Activities:

 Capital expenditures                         $   (52,043)    $  (172,226)    $   (22,965)
 Net decrease (increase) in loans               2,387,693      (3,381,156)     (1,195,133)
 Decrease in other assets                         749,196         426,967         241,039
 Decrease in federal funds sold                   365,000       3,485,000       3,055,000
 Decrease in securities                         7,518,044      13,993,262     (10,529,263)
                                               ----------      ----------      ----------

      Net Cash Provided (Used) By
        Investing Activities                  $10,967,890     $14,351,847     $(8,451,322)
                                               ----------      ----------      ----------


Cash Flows from Financing Activities:

 Dividends paid                               $(2,000,000)    $(2,000,000)    $(2,300,000)
 Increase (decrease) in deposits              (14,899,973)    (14,720,282)      7,795,304
                                               ----------      ----------      ----------
     Net Cash Provided (Used) By
       Financing Activities                   (16,899,973)    (16,720,282)      5,495,304
                                               ----------      ----------      ----------
Net Increase (Decrease) in Cash
  and Cash Equivalents                         (3,775,216)      1,276,654         863,459

Cash and Cash Equivalents, Beginning            8,164,679       6,888,025       6,024,566
                                               ----------      ----------      ----------

Cash and Cash Equivalents, Ending             $ 4,389,463     $ 8,164,679     $ 6,888,025
                                               ==========      ==========      ==========





                                    F-7


                                 FIRST NATIONAL BANK IN PAMPA
                              STATEMENTS OF CASH FLOWS, Continued
                         Years Ended December 31, 1994, 1993 and 1992


                                                  1994           1993            1992
                                                  ----           ----            ----
Supplemental Disclosures of Cash
  Flow Information:

Interest paid during year                     $ 3,902,148     $ 4,348,429     $ 5,698,731
                                               ==========      ==========      ==========

Cash paid during the year for
  income taxes                                $ 1,225,000     $ 1,630,000     $ 1,923,664
                                               ==========      ==========       =========

Securities (Available-for-Sale,
  1994 Only) (In Thousands):
    Maturities of securities                  $    60,500     $    58,000     $    28,646
    Sales of securities                               -0-           4,000             -0-
    Purchases of securities                       (53,000)        (48,000)        (39,175)
                                               ----------      ----------      ----------

     Decrease (increase) in
       securities                             $     7,500     $    14,000     $   (10,529)
                                               ==========      ==========      ==========

Non-Cash Transactions:

  Other real estate owned transferred
    to non-accrual loans                      $   776,635     $       -0-     $       -0-
                                               ==========      ==========      ==========









See Accompanying Notes to Financial Statements

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Accounting Basis
     ----------------

     The accounts are maintained on an accrual basis in accordance with generally accepted accounting principles.


     Investment Securities
     ---------------------

     Effective January 1, 1994, the Bank was required by FASB 115 to reclassify its investment securities into various categories. Investment securities that are held for short-term resale are classified as trading securities and carried at fair value. Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of securities sold is recognized using the specific identification method.

     Prior to 1994, investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Gains and losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.


     Loans and Allowance for Loan Losses
     -----------------------------------

     Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans under the rule of seventy-eights method. Generally accepted accounting principles require that income on the unearned discount on installment loans be recognized by the interest method. Due to the insignificant amount of installment loans made, the difference between the two methods does not materially affect the financial statements. As such, no adjustment has been made to reflect this difference. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are used to reduce principal rather than be recorded as interest income.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


     Bank Premises and Equipment
     ---------------------------

     Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation of bank premises and equipment is provided on the straight-line and declining balance methods over the following estimated useful lives:

                                            Years
                                            -----
     Buildings and improvements            15-50
     Furniture and equipment                5-30

     Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.


     Other Real Estate Owned
     -----------------------

     Other real estate owned includes property acquired through foreclosure or forgiveness of debt. These properties are carried at the lower of cost or current appraisal. Losses from the acquisition of property in full or partial satisfaction of debt are treated as credit losses. Routine holding costs, subsequent declines in value and gains or losses on disposition are included in other expenses.


     Income Taxes
     ------------

     Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the available-for-sale securities (after 1993), allowance for loan losses and accumulated depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


     Net Income Per Share
     --------------------

     Net income per share is calculated on the basis of the number of shares outstanding.


     Cash Flows
     ----------

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts and federal funds purchased and sold are reported net, since their original maturities are less than three months. Renewals and extensions of loans and time deposits are treated as gross cash flows.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements

     Current Accounting Developments
     -------------------------------

     The Financial Accounting Standards Board has issued Statement No. 114, Accounting by Creditors for Impairment of a Loan, which becomes effective for fiscal years beginning after December 15, 1994. Earlier application is permitted. The Statement generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The Bank has not addressed the potential future impact of the application of this Statement.

     Fair Values of Financial Instruments
     ------------------------------------

     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

     The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

     TIME DEPOSITS: Fair values for time deposits are estimated using a discounted cash flow analysis that applied interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

     INVESTMENT SECURITIES (INCLUDING TRADING ACCOUNT SECURITIES AND MORTGAGE-BACKED SECURITIES): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     LOANS: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


     DEPOSITS: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

     SHORT-TERM BORROWINGS AND NOTES PAYABLE: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

     COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.


2.   INVESTMENT SECURITIES
     ---------------------

Securities held-to-maturity consist of the following:

                                        December 31, 1994
                         -------------------------------------------
                                      Gross       Gross
                         Amortized  Unrealized  Unrealized    Fair
                           Cost       Gains       Losses      Value
                         ---------  ----------  ----------   -------
U.S. government and
 federal agencies         $    -0-    $ -0-      $   -0-    $    -0-

State and local
 governments                   -0-      -0-          -0-         -0-
                           -------     ----       ------     -------
                          $    -0-    $ -0-      $   -0-    $    -0-
                           =======     ====       ======     =======

Securities available-for-sale consist of the following: (In Thousands)

                                        December 31, 1994
                         -------------------------------------------
                           Gross       Gross
                         Amortized  Unrealized  Unrealized    Fair
                           Cost       Gains       Losses      Value
                         ---------  ----------  ----------   -------
U.S. government and
 federal agencies         $123,895    $ -0-      $(3,376)   $120,519
State and local
 governments                   -0-      -0-          -0-         -0-
                           -------     ----       ------     -------
                          $123,895    $ -0-      $(3,376)   $120,519
                           =======     ====       ======     =======

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements

     The amortized cost and estimated fair value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Estimated
(In Thousands)                            Amortized        Fair
                                            Cost           Value
                                          ---------      ---------
Due in one year or less                    $ 37,032       $ 36,437
Due after one year through five years        86,863         84,082
Due after five years through ten years          -0-            -0-
Due after ten years                             -0-            -0-
                                            -------        -------
     Total                                 $123,895       $120,519
                                            =======        =======

     Proceeds from sales of securities during 1994 were $-0-.
Gross gains of $-0- and gross losses of $-0- were realized on those sales.

     The approximate amortized cost of securities pledged to secure public deposits and for other purposes as required by law at December 31, 1994, 1993 and 1992 aggregated $23,286,000,
$23,345,000, and $23,174,000, respectively. Approximate fair values were $22,373,000, $24,036,000, and $24,213,000.

     1993
     ----

     Investment securities are carried at amortized cost.  The
amortized cost and estimated market values of investments in debt securities are as follows:  (In Thousands)
                                        December 31, 1993
                                        -----------------
                                        Gross      Gross    Estimated
                            Amortized Unrealized Unrealized   Market
                              Cost       Gains     Losses      Value
                            --------- ---------- ---------- ---------
US Treasury securities       $131,632    $1,524      $-0-    $133,156
                              -------     -----       ---     -------
    Totals                   $131,632    $1,524      $-0-    $133,156
                              =======     =====       ===     =======

     The amortized cost and estimated market value of debt securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Estimated
(In Thousands)                            Amortized       Market
                                            Cost           Value
                                          ---------      ---------
Due in one year or less                    $ 65,050       $ 66,031
Due after one year through five years        66,582         67,125
Due after five years through ten years          -0-            -0-
Due after ten years                             -0-            -0-
                                            -------        -------
     Total                                 $131,632       $133,156
                                            =======        =======

     Proceeds from sales of investments in debt securities during 1993 were $4,000,000. Gross gains of $10,348 and gross losses of $-0- were realized on those sales.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


     Since the Bank was not required to adopt FASB 115 prior to January 1, 1994, it did not reclassify its investment securities for 1993 and 1992 into the categories presented for 1994.

     1992
     ----

     Investment securities are carried at amortized cost.  The
amortized cost and estimated market values of investments in debt securities are as follows:  (In Thousands)
                                        December 31, 1992
                                        -----------------
                                        Gross      Gross    Estimated
                            Amortized Unrealized Unrealized  Market
                              Cost       Gains     Losses     Value
                            --------- ---------- ---------- ---------
US Treasury securities       $145,766   $3,113      $-0-     $148,879
Obligations of states and
  political subdivisions          150      -0-       -0-          150
                              -------    -----       ---      -------
    Totals                   $145,916   $3,113      $-0-     $149,029
                              =======    =====       ===      =======

     The amortized cost and estimated market value of debt securities at December 31, 1992, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
(In Thousands)                            Amortized        Market
                                            Cost            Value
                                          ---------       --------
Due in one year or less                    $ 61,132       $ 62,550
Due after one year through five years        84,784         86,479
Due after five years through ten years          -0-            -0-
Due after ten years                             -0-            -0-
                                            -------        -------
     Total                                 $145,916       $149,029
                                            =======        =======

     Proceeds from sales of investments in debt securities during 1992 were $-0-. Gross gains of $-0- and gross losses of $-0- were realized on those sales.


3.   LOANS
     -----

     A summary of loans as of December 31, 1994, 1993 and 1992
follows:
(In Thousands)
                                               1994       1993      1992
                                               ----       ----      ----
          Commercial loans                   $13,347    $14,895   $12,715
          Real estate loans                   11,345     11,067    11,156
          Agricultural loans                   2,026      1,615     1,520
          Consumer loans                       6,551      6,325     4,378
          Other loans                            287      2,099     2,308
                                              ------     ------    ------
                                              33,556     36,001    32,077
          Unearned discount                     (464)      (680)     (471)
                                              ------     ------    ------
                                              33,092     35,321    31,606
          Allowance for possible
            loan losses                         (878)      (991)   (1,062)
                                              ------     ------    ------
               Net Loans                     $32,214    $34,330   $30,544
                                              ======     ======    ======

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


     A summary of transactions affecting the allowance for possible loan losses of 1994, 1993 and 1992 follows: (In Thousands)

                                      1994       1993      1992
                                      ----       ----      ----
     Balance at beginning of year     $991      $1,062    $1,292
     Provision charged to operations  (515)       (405)     (792)
     Recoveries on loans previously
       charged off                     910         411     1,822
     Loans charged off                (508)        (77)   (1,260)
                                       ---       -----     -----
     Balance at end of year           $878      $  991    $1,062
                                       ===       =====     =====

     Nonaccruing loans totaled $1,191,000, $364,000 and $846,000 at December 31, 1994, 1993 and 1992, respectively, which had the effect of reducing income $17,000, $29,100, and $75,000, respectively, and earnings per common share $0.04, $0.07, and $0.19, respectively. Loans past due over 90 days were $-0-, $-0-, and $-0- for 1994, 1993 and 1992, respectively.


4.   BANK PREMISES AND EQUIPMENT
     ---------------------------

     The following summarizes bank premises and equipment at December 31, 1994, 1993, and 1992:

                                              1994           1993           1992
                                              ----           ----           ----
     Land                                 $   96,281      $   96,281      $  96,281
     Buildings and improvements            1,649,512       1,649,512      1,731,297
     Office furniture and equipment          525,842         453,671        428,072
     Vehicles                                 36,085          36,085         36,085
                                           ---------       ---------      ---------
                                           2,307,720       2,235,549      2,291,735
     Less accumulated depreciation        (1,648,259)     (1,505,400)    (1,607,130)
                                           ---------       ---------      ---------
       Net Book Value                     $  659,461      $  730,149     $  684,605
                                           =========       =========      =========

     Depreciation charged to operating expenses amounted to $122,000, $105,000 and $93,430 for 1994, 1993 and 1992,
respectively.


5.   OTHER REAL ESTATE
     -----------------

     The following summarizes other real estate at December 31, 1994, 1993 and 1992, which is included in other assets:

                                    1994     1993       1992
                                    ----     ----       ----
     Other Real Estate           $ 74,800  $851,435  $1,278,402
                                  =======   =======   =========

     Included in the above are the amounts of approximately $-0-, $777,000 and $1,006,000 respectively for 1994, 1993 and 1992, which represents other real estate that has been "insubstance foreclosed"
- - the Bank has not completed its foreclosure procedures, but control and possession has been effectively turned over to the Bank.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


6.   CERTIFICATES OF DEPOSIT OF $100,000 AND OVER
     --------------------------------------------

     The following is a maturity distribution of time certificates of deposit in denominations of $100,000 or more: (In Thousands)

                                       1994       1993      1992
                                       ----       ----      ----
     Three months or less            $10,394    $13,126   $19,967
     Over three months through
       twelve months                   8,639     11,333    14,257
     Over twelve months                1,602        -0-       -0-
                                      ------     ------    ------
                                     $20,635    $24,459   $34,224
                                      ======     ======    ======

7.   FEDERAL INCOME TAXES
     --------------------

     The total income taxes included in the statements of income for the years ended December 31, 1994, 1993 and 1992 are as follows: (In Thousands)

                                        1994       1993      1992
                                        ----       ----      ----
     Currently payable                $1,089     $1,510    $1,823
     Deferred                            180        135       152
                                       -----      -----     -----
          Total                       $1,269     $1,645    $1,975
                                       =====      =====     =====

     Accumulated deferred income taxes of $-0-, $287,000 and $152,000 at December 31, 1994, 1993 and 1992, respectively, are included in accrued interest and other liabilities. A net tax asset of $680,000 is included in other assets for December 31, 1994.

     Interest income on securities totaling $17,000, $24,000 and $37,000 for 1994, 1993 and 1992, respectively, is exempt from Federal income taxes; accordingly, the tax provision is less than that obtained by using the statutory Federal corporate income tax rate.

     A reconciliation of the statutory income tax to the income tax expense included in the statements of income is as follows:
(In Thousands)

                                          Year Ended December 31,
                                1994                1993               1992
                          -------------------------------------------------------
                                     % Of                % Of               % Of
                          Dollar    Pretax    Dollar    Pretax    Dollar   Pretax
                          Amount    Income    Amount    Income    Amount   Income
                          ------    ------    ------    ------    ------   ------
Income tax at statutory
  rate                    $1,271      34%     $1,656      34%     $2,095     34%
Tax-exempt interest           (6)      -          (8)     (1%)       (12)     -
Other                          4       -          (3)      -        (108)    (2%)
                           -----      ---      -----      ---      -----     ---
                          $1,269      34%     $1,645      33%     $1,975     32%
                           =====      ===      =====      ===      =====     ===

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements

     Deferred tax provisions are applicable to the following items:
Asset (Liability)
                                      1994       1993      1992
                                      ----       ----      ----
Depreciation                         $  (88)     $ (73)    $ (80)
Bad Debts                            (1,287)      (771)     (367)
Securities, Available-for-Sale        3,376        -0-       -0-
Valuation allowance                     -0-        -0-       -0-
                                      -----       ----      ----
     Total                           $2,001      $(844)    $(447)
Assuming Effective Tax Rate             34%        34%       34%
                                      -----       ----      ----
Deferred Tax (Liability) Asset       $  680      $(287)    $(152)
                                      =====       ====      ====

     In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes," which significantly changes the recognition and measurement of deferred income tax assets and liabilities. Statement No. 109 requires that deferred taxes be recorded on a liability method and adjusted when new tax rates are enacted. Before the adoption of Statement No. 109, the Bank's deferred tax balances were recorded using the rates in effect when the transactions giving rise to the deferred tax occurred, and deferred tax balances were not adjusted when tax rates changed. The Statement provides that the effect of its adoption may be recorded entirely in the year of adoption or retroactively by restating one or more prior years. The Company has adopted Statement No. 109 effective for the year ended December 31, 1993 and has recorded the effect of its adoption entirely in 1993.

     At December 31, 1994, 1993 and 1992, the Bank has the following deferred tax assets and liabilities:

                                         1994            1993           1992
                                         ----            ----           ----
     Deferred tax assets             $1,148,000       $    -0-      $     -0-
     Valuation allowance                    -0-            -0-            -0-
     Deferred tax liabilities          (468,000)      (287,000)      (152,000)
                                      ---------       --------       --------
       Net Deferred Tax Assets       $  680,000      $(287,000)     $(152,000)
                                      =========       ========       ========

8.   RETIREMENT PLAN
     ---------------

     The Bank has a noncontributory pension plan covering all eligible employees, as outlined in the Tax Reform Act of 1986 and amendments thereto and subsequent Treasury Regulations.

     The contribution amounts are determined at the discretion of the Board of Directors, annually, and are limited to the lesser of 15% of the participants defined compensation or $30,000.

     Vesting of benefits is as follows:

                                Nonforfeitable        Forfeited
     Years of Service             Percentage          Percentage
     ----------------           --------------        ----------
     Less than 3                     0%                 100%
     3 but less than 4              20%                  80%
     4 but less than 5              40%                  60%
     5 but less than 6              60%                  40%
     6 but less than 7              80%                  20%
     7 or more                     100%                   0%

     The total retirement expense for 1994, 1993 and 1992 was $139,037, $133,703 and $135,334, respectively. The Bank has no other liability beyond these contributions.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


9.   COMMITMENTS AND CONTINGENCIES
     -----------------------------

     In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, and standby letters of credit. The Bank does not anticipate losses as a result of these transactions.

     Various legal proceedings are pending against the Bank.
Management believes that the aggregate liability, if any, resulting therefrom will not be material.


10.  RELATED PARTY TRANSACTIONS
     --------------------------

     At December 31, 1994, 1993 and 1992 loans with an aggregate outstanding principal balance of approximately $190,000, $132,000 and $56,000 respectively had been made directly or indirectly to the Bank's executive officers, directors, and other related parties.


11.  RETAINED EARNINGS
     -----------------

     Banking regulations limit the amount of dividends that may be paid without approval of the Bank's regulatory agency. Retained earnings against which dividends may be charged were $5,881,000, $7,230,000 and $7,018,000 for 1994, 1993 and 1992, respectively.


12.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     -----------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of financial instruments:


INVESTMENT SECURITIES:

     For U.S. Government and U.S. Government Agency securities, fair values are based on market prices or dealer quotes. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

LOANS:

     Fair value of homogeneous categories of residential mortgages, credit card receivables, and automobile loans is estimated using the quoted market prices for securities backed by similar loans, adjusted for known differences in loan characteristics.

DEPOSITS:

     Fair value of demand deposits, savings accounts, and NOW accounts is defined as the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated based on the rates currently offered for deposits of similar remaining maturities.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT:

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

     The estimated fair values of the Bank's financial instruments are as follows: (In Thousands)

                                              December 31
                            1994                  1993                  1992
                    -------------------   -------------------   -------------------
                    Carrying     Fair     Carrying     Fair     Carrying     Fair
                     Amount      Value     Amount      Value     Amount      Value
                    --------    -------   --------    -------   --------    -------
Financial assets:
  Residential real
    estate loans     $  4,758   $  4,746    $  4,325   $  4,413  $  4,726   $  4,013
  Installment loans     4,957      4,936       6,325      6,519     4,378      3,937
  Other loans             234        229         427        419       516        455
Allowance for loan
    losses               (877)        -         (991)        -     (1,061)        -

Deposits             (137,318)  (137,318)   (152,218)  (152,218) (166,938)  (166,938)
Commitments to
  extend credit        (7,444)    (7,444)     (5,875)    (5,875)   (6,793)    (6,793)
Standby letters of
    credit               (764)      (764)       (951)      (951)     (770)      (770)


     It is not practicable to estimate the market value of commercial and certain other loans that are carried at amounts due from borrowers, reduced by appropriate allowances for collectibility. There are no quoted market prices for loans of these types; the loans are not a part of a homogeneous group; and the Bank does not have available resources to estimate fair values based on estimated cash flows of the individual loans. The average effective interest rate for these loans was 8.74% at December 31, 1994, 7.4% at December 31, 1993 and 7.7% at December 31, 1992.
Maturities range from 30 days to 5 years.

     The average maturity and estimated discount rates used for calculating fair value of loans are as follows:

                                          1994           1993           1992
                                         ------         -------        -------
Commercial real estate:
  Estimated discount rate                 9.67%               -              -
  Estimated average maturity             1 year               -              -
Residential real estate loans:
  Estimated discount rate                 8.53%              9%           9.5%
  Estimated average maturity             1 year         2 years        2 years
Installment loans:
  Estimated discount rate                11.71%             10%            11%
  Estimated average maturity            3 years         2 years        2 years
Other loans:
  Estimated discount rate                  6.8%              5%             5%
  Estimated average maturity            3 years         2 years        2 years


                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     -------------------------------------------------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

                                                        Contract
                                                         Amount
                                           ----------------------------------
                                           12-31-94     12-31-93     12-31-92
                                           --------     --------     --------
Financial instruments whose contract
  amounts represent credit risk:
     Commitments to extend credit        $7,444,000   $5,875,000   $6,793,000
     Standby letters of credit              763,500      951,000      770,000


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

     Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. The Bank holds marketable securities or inventory as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1994, 1993 and 1992 is 100 percent.

     The Bank had deposits with another financial institution in excess of the federally insured limits. The amount of deposits in excess of the federally insured limits at December 31, 1994 is $2,600,000.

                    FIRST NATIONAL BANK IN PAMPA
                    Notes to Financial Statements


14.  SIGNIFICANT CONCENTRATIONS OF CREDIT RISK
     -----------------------------------------

     The Bank makes agricultural, commercial real estate, commercial business, single family residential, and oil and gas loans in the local market area. A substantial portion of its borrowers' ability to repay their obligations depends on the oil and gas industry. At December 31, 1994, the Bank has the following concentrations of credit by individual:

                                  Outstanding    Unfunded
              Type                  Balance     Commitment      Total
     ----------------------       -----------   ----------   -----------
     Oil and gas                   $6,408,000   $6,105,000   $12,513,000
     Real estate                    3,283,000         -0-      3,283,000
     Commercial operations          2,930,000      343,000     3,273,000

     The commercial operations concentration consists of five companies whose primary source of income is from the construction, auto, medical, and retail food industries. The real estate concentration consists of six separate customers - one for church construction, one for ranchland, two for retail stores (food and carpet), one for commercial operations, and one for a single family home. The oil and gas concentration consists of seven customers whose primary or single source of income is from the oil and gas industry.


15.  INTEREST COST
     -------------

     Interest expense for each deposit category follows:

                                         1994            1993           1992
                                         ----            ----           ----
     Savings                         $   84,175      $   87,579     $   89,000
     Money market & NOW accounts      1,754,317       1,907,173      2,196,000
     Certificate of deposits
       $100,000 and over                855,019         855,019      1,401,000
     Other time deposits              1,248,689       1,400,321      1,777,000
                                      ---------       ---------      ---------
         Total                       $3,942,200      $4,250,092     $5,463,000
                                      =========       =========      =========

16.  SALE OF BANK
     ------------

     The Board of Directors of the Bank voted to merge the Bank with Boatmen's First National Bank of Amarillo, a subsidiary of Boatmen's Bancshares, Inc., a Missouri corporation. The merging transaction is structured as a stock exchange with the Bank stock tendered in exchange for stock in the Boatmen's entity, with the survivor corporation being Boatmen's First National Bank of Amarillo. The closing of the transaction will be after all regulatory agencies have approved of the merger, which will be after the first calendar quarter of 1995. The present management of the Bank will continue to manage the affairs at the Bank until the transaction is completed.

                                                           APPENDIX A


- ---------------------------------------------------------------------
- ---------------------------------------------------------------------


                    AGREEMENT AND PLAN OF MERGER



                           by and between


                    FIRST NATIONAL BANK IN PAMPA,
                   a national banking association,

                                 and

              BOATMEN'S FIRST NATIONAL BANK OF AMARILLO
                   a national banking association,


                          and joined in by


                     BOATMEN'S BANCSHARES, INC.,
                       a Missouri corporation

                                 and

                       BOATMEN'S TEXAS, INC.,
                       a Missouri corporation



                       Dated November 14, 1994


- ---------------------------------------------------------------------
- ---------------------------------------------------------------------

                          TABLE OF CONTENTS
                          -----------------
                                                                                     Page
                                                                                     ----
ARTICLE ONE          TERMS OF THE MERGER & CLOSING . . . . . . . . . . . . . . . . . . A-1

     Section 1.01.   The Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1
     Section 1.02.   Merging Association . . . . . . . . . . . . . . . . . . . . . . . A-1
     Section 1.03.   Receiving Association . . . . . . . . . . . . . . . . . . . . . . A-1
     Section 1.04.   Effect of the Merger. . . . . . . . . . . . . . . . . . . . . . . A-2
     Section 1.05.   Conversion of Shares. . . . . . . . . . . . . . . . . . . . . . . A-2
     Section 1.06.   The Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . A-3
     Section 1.07.   Closing Date. . . . . . . . . . . . . . . . . . . . . . . . . . . A-3
     Section 1.08.   Closing Deliveries. . . . . . . . . . . . . . . . . . . . . . . . A-3
     Section 1.09.   Exchange Procedures; Surrender of Certificates. . . . . . . . . . A-4

ARTICLE TWO          REPRESENTATIONS OF FIRST NATIONAL . . . . . . . . . . . . . . . . A-5

     Section 2.01.   Organization and Capital Stock. . . . . . . . . . . . . . . . . . A-5
     Section 2.02.   Authorization; No Defaults. . . . . . . . . . . . . . . . . . . . A-6
     Section 2.03.   Financial Information . . . . . . . . . . . . . . . . . . . . . . A-6
     Section 2.04.   Absence of Changes. . . . . . . . . . . . . . . . . . . . . . . . A-6
     Section 2.05.   Regulatory Enforcement Matters. . . . . . . . . . . . . . . . . . A-7
     Section 2.06.   Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
     Section 2.07.   Litigation. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
     Section 2.08.   Employment Agreements . . . . . . . . . . . . . . . . . . . . . . A-7
     Section 2.09.   Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
     Section 2.10.   Loan Portfolio. . . . . . . . . . . . . . . . . . . . . . . . . . A-7
     Section 2.11.   Employee Matters and ERISA. . . . . . . . . . . . . . . . . . . . A-8
     Section 2.12.   Title to Properties; Insurance. . . . . . . . . . . . . . . . . . A-9
     Section 2.13.   Environmental Matters . . . . . . . . . . . . . . . . . . . . . . A-9
     Section 2.14.   Compliance with Law . . . . . . . . . . . . . . . . . . . . . . . A-9
     Section 2.15.   Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . .A-10
     Section 2.16.   Brokerage . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-10
     Section 2.17.   Statements True and Correct . . . . . . . . . . . . . . . . . . .A-10

ARTICLE THREE        REPRESENTATIONS OF BOATMEN'S AND BOATMEN'S-
                     AMARILLO. . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-10

     Section 3.01.   Organization and Capital Stock. . . . . . . . . . . . . . . . . .A-10
     Section 3.02.   Authorization . . . . . . . . . . . . . . . . . . . . . . . . . .A-11
     Section 3.03.   Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . . . .A-11
     Section 3.04.   Financial Information . . . . . . . . . . . . . . . . . . . . . .A-11
     Section 3.05.   Absence of Changes. . . . . . . . . . . . . . . . . . . . . . . .A-12
     Section 3.06.   Litigation. . . . . . . . . . . . . . . . . . . . . . . . . . . .A-12
     Section 3.07.   Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-12
     Section 3.08.   Compliance With Law . . . . . . . . . . . . . . . . . . . . . . .A-12
     Section 3.09.   Statements True and Correct . . . . . . . . . . . . . . . . . . .A-12

                                    A-i

ARTICLE FOUR         AGREEMENTS OF FIRST NATIONAL. . . . . . . . . . . . . . . . . . .A-13

     Section 4.01.   Business in Ordinary Course . . . . . . . . . . . . . . . . . . .A-13
     Section 4.02.   Breaches. . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-15
     Section 4.03.   Submission to Shareholders. . . . . . . . . . . . . . . . . . . .A-15
     Section 4.04.   Consents to Contracts and Leases. . . . . . . . . . . . . . . . .A-15
     Section 4.05.   Conforming Accounting and Reserve Policies; Restructuring
                     Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-16
     Section 4.06.   Consummation of Agreement . . . . . . . . . . . . . . . . . . . .A-16
     Section 4.07.   Environmental Reports . . . . . . . . . . . . . . . . . . . . . .A-17
     Section 4.08.   Restriction on Resales. . . . . . . . . . . . . . . . . . . . . .A-17
     Section 4.09.   Access to Information . . . . . . . . . . . . . . . . . . . . . .A-17

ARTICLE FIVE         AGREEMENTS OF BOATMEN'S AND BOATMEN'S-AMARILLO. . . . . . . . . .A-18

     Section 5.01.   Regulatory Approvals and Registration Statement . . . . . . . . .A-18
     Section 5.02.   Breaches. . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-18
     Section 5.03.   Consummation of Agreement . . . . . . . . . . . . . . . . . . . .A-18
     Section 5.04.   Directors and Officers' Liability Insurance and Indemnification .A-19
     Section 5.05.   Employee Benefits . . . . . . . . . . . . . . . . . . . . . . . .A-19
     Section 5.06.   Access to Information . . . . . . . . . . . . . . . . . . . . . .A-20

ARTICLE SIX          CONDITIONS PRECEDENT TO THE MERGER. . . . . . . . . . . . . . . .A-20

     Section 6.01.   Conditions to Boatmen's Obligations . . . . . . . . . . . . . . .A-20
     Section 6.02.   Conditions to First National's Obligations. . . . . . . . . . . .A-21

ARTICLE SEVEN        TERMINATION OR ABANDONMENT. . . . . . . . . . . . . . . . . . . .A-22

     Section 7.01.   Mutual Agreement. . . . . . . . . . . . . . . . . . . . . . . . .A-22
     Section 7.02.   Breach of Representations or Agreements . . . . . . . . . . . . .A-22
     Section 7.03.   Environmental Reports . . . . . . . . . . . . . . . . . . . . . .A-22
     Section 7.04.   Failure of Conditions . . . . . . . . . . . . . . . . . . . . . .A-22
     Section 7.05.   Approval Denial . . . . . . . . . . . . . . . . . . . . . . . . .A-22
     Section 7.06.   Shareholder Approval Denial . . . . . . . . . . . . . . . . . . .A-22
     Section 7.07.   Regulatory Enforcement Matters. . . . . . . . . . . . . . . . . .A-23
     Section 7.08.   Automatic Termination . . . . . . . . . . . . . . . . . . . . . .A-23
     Section 7.09.   Termination Fee . . . . . . . . . . . . . . . . . . . . . . . . .A-23

ARTICLE EIGHT        GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-25

     Section 8.01.   Confidential Information. . . . . . . . . . . . . . . . . . . . .A-25
     Section 8.02.   Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-25
     Section 8.03.   Return of Documents . . . . . . . . . . . . . . . . . . . . . . .A-25
     Section 8.04.   Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . .A-25
     Section 8.05.   Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . .A-26
     Section 8.06.   Nonsurvival of Representations, Warranties and Agreements . . . .A-26
     Section 8.07.   Entire Agreement. . . . . . . . . . . . . . . . . . . . . . . . .A-26
     Section 8.08.   Headings and Captions . . . . . . . . . . . . . . . . . . . . . .A-27
     Section 8.09.   Waiver, Amendment or Modification . . . . . . . . . . . . . . . .A-27

                                    A-ii

     Section 8.10.   Rules of Construction . . . . . . . . . . . . . . . . . . . . . .A-27
     Section 8.11.   Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . .A-27
     Section 8.12.   Successors and Assigns. . . . . . . . . . . . . . . . . . . . . .A-27
     Section 8.13.   Governing Law; Assignment . . . . . . . . . . . . . . . . . . . .A-27


EXHIBIT 1.09(a) - First National's Legal Opinion Matters
EXHIBIT 1.09(b) - Boatmen's Legal Opinion Matters
EXHIBIT 4.08 - Affiliates Agreements
EXHIBIT 7.09 - Index Group

                    AGREEMENT AND PLAN OF MERGER
                    ----------------------------

     This is an AGREEMENT AND PLAN OF MERGER (this "Agreement") made November 14, 1994, by and between BOATMEN'S FIRST NATIONAL BANK OF AMARILLO ("Boatmen's-Amarillo"), a national banking association organized under the laws of the United States, FIRST NATIONAL BANK IN PAMPA ("First National"), a national banking association organized under the laws of the United States, and joined in by BOATMEN'S BANCSHARES, INC., a Missouri corporation and ultimate parent corporation of Boatmen's-Amarillo ("Boatmen's") and BOATMEN'S TEXAS, INC., a Missouri corporation, wholly-owned subsidiary of Boatmen's and parent of Boatmen's-Amarillo ("Boatmen's-Texas").

     WHEREAS, Boatmen's-Texas desires to acquire, by merger or otherwise, substantially all of the assets of First National, and First National desires to transfer substantially all of its assets to Boatmen's-Texas in exchange solely for Boatmen's Common (as defined in Section 1.05 below); and

     WHEREAS, Boatmen's-Texas is prohibited by applicable law from directly acquiring, by merger or otherwise, the assets and liabilities and operating the business of First National; and

     WHEREAS, in order to remain in compliance with applicable law and to meet the intention of the parties hereto, Boatmen's-Texas will, and hereby does, direct that its subsidiary, Boatmen's-Amarillo, acquire by merger the assets, liabilities and business of First National;

     WHEREAS, the merger contemplated hereby shall have the same effect as though First National had merged into Boatmen's-Texas in exchange for Boatmen's Common followed by a transfer to Boatmen's-Amarillo by Boatmen's-Texas of all of the assets, liabilities and business of First National received in the transaction;

     NOW, THEREFORE, In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.


                             ARTICLE ONE
                             -----------

                    TERMS OF THE MERGER & CLOSING
                    -----------------------------

     SECTION 1.01.  THE MERGER.  In lieu of a direct merger of
     ------------   ----------
First National with and into Boatmen's-Texas (which is not permissible under applicable law), and pursuant to (i) the terms and provisions of this Agreement, (ii) direction by Boatmen's-Texas to Boatmen's-Amarillo, and (iii) the Act of November 7, 1918, as amended, 12 U.S.C. 215a (the "National Bank Act"), First National shall merge with and into Boatmen's-Amarillo under the charter of the latter (the "Merger").

     SECTION 1.02.  MERGING ASSOCIATION.  First National shall be
     ------------   -------------------
the merging association under the Merger, and the corporate identity and existence of First National, separate and apart from Boatmen's-Amarillo, shall cease on consummation of the Merger.

     SECTION 1.03.  RECEIVING ASSOCIATION.  Boatmen's-Amarillo
     ------------   ---------------------
shall be the receiving association in the Merger (sometimes referred to herein as the "Surviving Association" when reference is made as of the Effective Time (as defined in Section 1.07 below) or thereafter). No changes in the articles of association of Boatmen's-Amarillo shall be effected by the Merger, and the name of the Surviving Association shall continue to be "Boatmen's First National Bank of Amarillo." At the Effective Time, the articles of association of the Surviving Association shall read in their entirety as do the articles of association of Boatmen's-Amarillo on the date hereof.

     SECTION 1.04.  EFFECT OF THE MERGER.  The Merger shall have
     ------------   --------------------
all of the effects provided by the National Bank Act and this Agreement. The business of the Surviving Association shall be that of a national banking association. This business shall be conducted by the Surviving Association at its main office which shall continue to be located at Eighth & Taylor, Amarillo, Texas, and at its legally established branches, which shall include all of the existing locations of First National. The present board of directors of Boatmen's-Amarillo shall continue to serve as the Board of Directors of the Surviving Association until the next annual meeting or until such time as their successors have been elected and have qualified. All assets as they exist at the Effective Time shall pass to and vest in the Surviving Association without any conveyance or other transfer.

     SECTION 1.05.  CONVERSION OF SHARES.
     ------------   --------------------

     (a) At the Effective Time, each share of common stock, par value $10.00, of First National ("First National Common") issued and outstanding immediately prior to the Effective Time, other than any shares the holders of which have duly exercised and perfected their dissenters' rights under the National Bank Act, shall be converted into the right to receive 3.3750 (the "Conversion Ratio") shares of voting common stock, par value $1.00 per share, of Boatmen's (the "Boatmen's Common") (together with any cash payment in lieu of fractional shares, as provided below, the "Merger Consideration"). No fractional shares of Boatmen's Common shall be issued and, in lieu thereof, holders of shares of First National Common who would otherwise be entitled to a fractional share interest in Boatmen's Common (after taking into account all shares of First National Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of Boatmen's Common on Nasdaq Stock Market's National Market ("Nasdaq") on the business day immediately preceding the date on which the Effective Time occurs. If the Effective Time does not occur on or before the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1995 or the third quarter of 1995, then, notwithstanding the foregoing, the number of shares of Boatmen's Common included in the Merger Consideration shall be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend or dividends, as the case may be, less fifteen cents ($0.15) per such dividend, multiplied by (B) 3.3750, divided by
(ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty trading days immediately preceding the fifth calendar day immediately preceding the Closing Date; provided, however, that the adjustment to the Merger Consideration provided by this sentence shall not be made if the reason that the Effective Time shall not have occurred on or before any such record date is that the private letter ruling of the Internal Revenue Service contemplated by Sections 5.01, 6.01(i) and 6.02(g) hereof shall not have been received by such date.

     (b) At the Effective Time, each share of common stock of Boatmen's-Amarillo issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger. The amount of the capital stock of the Surviving Association shall be $20,258,000, divided into 2,794,184 shares of common stock, each of $7.25 par value.

     (c) At the Effective Time, all of the shares of First National Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of First National Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.09 hereof.

     (d) If between the date hereof and the Effective Time a share of Boatmen's Common shall be changed into a different number of shares of Boatmen's Common or a different class of shares by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Boatmen's Common into which a share of First National Common will be converted pursuant to subsection (a) above will be appropriately and proportionately adjusted so that each shareholder of First National shall be entitled to receive such fraction of a share or such number of shares of Boatmen's Common as such shareholder would have received pursuant to such reclassification, recapitalization, splitup, exchange of shares or readjustment or as a result of such stock dividend had the record date therefor been immediately following the Effective Time of the Merger.

     (e) If holders of First National Common dissent from the Agreement and Merger under the National Bank Act, any issued and outstanding shares of First National Common held by a dissenting holder shall not be converted as described in this Section 1.05 but from and after the Effective Time shall represent only the right to receive such consideration as may be determined to be due to such dissenting holder pursuant to the National Bank Act; provided, however, that each share of First National Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal shall have only such rights as are provided under the National Bank Act.

     SECTION 1.06.  THE CLOSING.  The closing of the Merger (the
     ------------   -----------
"Closing") shall take place at the main offices of Boatmen's, or at such other location as the parties may agree, at 10:00 A.M. Central Time on the Closing Date described in Section 1.07 of this Agreement.

     SECTION 1.07.  CLOSING DATE.  At Boatmen's election, the
     ------------   ------------
Closing shall take place on (i) the last business day of, or
(ii) the first business day of the month following, or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which each of the conditions in Sections 6.01(d) and 6.02(d) is satisfied or waived by the appropriate party or on such other date after such satisfaction or waiver as First National, Boatmen's-Amarillo and Boatmen's may agree (the "Closing Date"). The Merger shall be effective upon the issuance of a Certificate of Merger by the Comptroller of the Currency of the United States (the "Effective Time" with respect to the Merger), which the parties shall use their best efforts to cause to occur on the Closing Date.

     SECTION 1.08.  CLOSING DELIVERIES.
     ------------   ------------------

     (a) At the Closing, First National shall deliver to Boatmen's and Boatmen's-Amarillo:

          (i) a certified copy of the Articles of Association of First National;

         (ii) a Certificate or Certificates signed by an appropriate officer of First National stating that, with respect to First National, (A) each of the representations and warranties contained in Article Two is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.01(b) have been satisfied or waived as provided therein;

        (iii)  a certified copy of the resolutions of First
     National's Board of Directors and shareholders, as required for valid approval of the execution of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

         (iv) Certificate of the Comptroller of the Currency, dated a recent date, stating that First National is in good standing; and

          (v) a legal opinion of counsel for First National, in form reasonably acceptable to Boatmen's counsel, opining with respect to the matters listed on Exhibit 1.09(a) hereto.

     (b) At the Closing, Boatmen's and/or Boatmen's-Amarillo, as the case may be, shall deliver to First National:

          (i) a Certificate signed by an appropriate officer of Boatmen's and Boatmen's-Amarillo stating that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and
     (B) all of the conditions set forth in Section 6.02(b) and 6.02(d) (but only with respect to approvals other than by First National's shareholders) have been satisfied;

         (ii)  a certified copy of the resolutions of Boatmen's
     Executive Committee authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby;

        (iii)  a certified copy of the resolutions of Boatmen's-
     Amarillo's Board of Directors and sole shareholder, as required for valid approval of the execution of this Agreement and the consummation of the transactions contemplated hereby; and

         (iv) a legal opinion of counsel for Boatmen's, in form reasonably acceptable to First National's counsel, opining with respect to the matters listed on Exhibit 1.09(b) hereto.

     SECTION 1.09.  EXCHANGE PROCEDURES; SURRENDER OF CERTIFICATES.
     ------------   ----------------------------------------------

     (a) Boatmen's Trust Company, St. Louis, Missouri, shall act as Exchange Agent in the Merger (the "Exchange Agent").

     (b) As soon as reasonably practicable, and in no event more than ten (10) business days after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Boatmen's may reasonably specify)
(each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     (c) At any time following six months after the Effective Time, Boatmen's shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to Boatmen's (subject to abandoned property, escheat or other similar laws) with respect to the Merger
Consideration issuable upon surrender of their Certificates.

     (d) No dividends that are otherwise payable on shares of Boatmen's Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of Boatmen's Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of Boatmen's Common shall be issued any dividends which shall have become payable with respect to such shares of Boatmen's Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.


                             ARTICLE TWO
                             -----------

                  REPRESENTATIONS OF FIRST NATIONAL
                  ---------------------------------

     First National hereby makes the following representations and warranties:

     SECTION 2.01.  ORGANIZATION AND CAPITAL STOCK.
     ------------   ------------------------------

     (a) First National is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

     (b) The authorized capital stock of First National consists of 400,000 shares of First National Common, all of which, as of the date hereof, are issued and outstanding. All of the issued and outstanding shares of First National Common are duly and validly issued and outstanding and are fully paid and non-assessable, except for assessibility under 12 U.S.C. Section 55. None of the outstanding shares of First National Common has been issued in violation of any preemptive rights of the current or past stockholders of First National. Except as disclosed in
Section 2.01(b) of that certain confidential writing delivered by First National to Boatmen's and Boatmen's-Amarillo and executed by each of First National, Boatmen's and Boatmen's-Amarillo concurrently with the delivery and execution of this Agreement (the "Disclosure Schedule"), each Certificate representing shares of First National Common issued by First National in replacement of any Certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by First National only upon receipt of an affidavit of lost stock certificate and indemnity agreement of such shareholder indemnifying First National against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

     (c) Except as set forth in subsection 2.01(b), there are no shares of capital stock or other equity securities of First National issued or outstanding and there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of First National or contracts, commitments, understandings or arrangements by which First National is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     (d) Except as set forth in Section 2.01(d) of the Disclosure Schedule, First National has no subsidiaries and is not a party or a member of any partnership or joint venture and does not own any shares of stock of, or other equity interest in, any corporation or other business association.

     SECTION 2.02.  AUTHORIZATION; NO DEFAULTS.  First National's
     ------------   --------------------------
Board of Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by First National of its obligations hereunder. Nothing in the articles of association or bylaws of First National, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it is bound or subject would prohibit or inhibit First National from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by First National and constitutes a legal, valid and binding obligation of First National, enforceable against First National in accordance with its terms. First National is neither in default under nor in violation of any provision of its articles of association or incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to First National.

     SECTION 2.03.  FINANCIAL INFORMATION.  The audited balance
     ------------   ---------------------
sheets of First National as of December 31, 1993 and 1992 and related income statements and statements of changes in shareholders' equity and of cash flows for the three years ended December 31, 1993, together with the notes thereto, and the unaudited balance sheets of First National as of June 30, 1994 and June 30, 1993 and the related unaudited income statements and statements of changes in shareholders' equity and cash flows for the six months then ended, and the year-end and quarterly Reports of Condition and Report of Income of First National for 1993 and June 30, 1994, as filed with the Comptroller of the Currency (together, the "First National Financial Statements"), have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences required by First National's regulatory reports) and fairly present the financial position and the results of operations, changes in shareholders' equity and cash flows of First National as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

     SECTION 2.04.  ABSENCE OF CHANGES.  Since December 31, 1993,
     ------------   ------------------
there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of First National, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the First National Financial Statements not misleading. Notwithstanding the foregoing, each of the following matters shall not, in and of itself, be deemed to be a material adverse change in the financial condition, the results of operations or the business or prospects of First National: (i) any provision for loan losses taken by First National pursuant to
Section 4.05 hereof; (ii) any change in the market value of the securities portfolio of First National which occurred during the period commencing

July 1, 1994 and ending on the date of this Agreement; and (iii) the enactment of the Riegle-Neal Interstate Banking and Branching
Efficiency Act of 1994.

     SECTION 2.05.  REGULATORY ENFORCEMENT MATTERS.  Except as may
     ------------   ------------------------------
be disclosed in Section 2.05 of the Disclosure Schedule, First National is not subject to, and has not received any notice or advice that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to First National.

     SECTION 2.06.  TAX MATTERS.  First National has filed all
     ------------   -----------
federal, state and material local tax returns due in respect of its business and properties in a timely fashion and has paid or made provision for all amounts due shown on such returns. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the First National Financial Statements were made in accordance with generally accepted accounting principles and in the aggregate do not materially fail to provide for potential tax liabilities.

     SECTION 2.07.  LITIGATION.  Except as may be disclosed in
     ------------   ----------
Section 2.07 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of First National, threatened, against First National, or of which the property of First National is or would be subject.

     SECTION 2.08.  EMPLOYMENT AGREEMENTS.  Except as may be
     ------------   ---------------------
disclosed in Section 2.08 of the Disclosure Schedule, First National is not a party to or bound by any contract for the employ-ment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by First National on thirty
(30) days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each written agreement disclosed in Section 2.08 of the Disclosure Schedule and any and all amendments or supplements thereto is included as an exhibit thereto.

     SECTION 2.09.  REPORTS.  Except as may be disclosed in
     ------------   -------
Section 2.09 of the Disclosure Schedule, First National has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the Comptroller of the Currency and any other governmental authority with jurisdiction over First National. As of their respective dates, each of such report and document, including any financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 2.10.  LOAN PORTFOLIO.  Except as may be disclosed in
     ------------   --------------
Section 2.10 of the Disclosure Schedule, (i) all loans and discounts shown on the First National Financial Statements at December 31, 1993 or which were entered into after December 31, 1993, but before the Closing Date were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of First National, in accordance in all material respects with sound banking practices, and are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be; and (iii) First National has complied and will prior to the Closing Date comply in all material respects with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan.

     SECTION 2.11.  EMPLOYEE MATTERS AND ERISA.
     ------------   --------------------------

     (a) Except as may be disclosed in Section 2.11(a) of the Disclosure Schedule, First National has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of First National and to the knowledge of First National there is no present effort nor existing proposal to attempt to unionize any group of employees of First National.

     (b) Except as may be disclosed in Section 2.11(b) of the Disclosure Schedule, (i) First National is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and First National is not engaged in any unfair labor practice; (ii) there is no material unfair labor practice complaint against First National pending or, to the knowledge of First National, threatened before the National Labor Relations Board;
(iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of First National, threatened against or directly affecting First National; and (iv) First National has not experienced any material work stoppage or other material labor difficulty during the past five years.

     (c) Except as may be disclosed in Section 2.11(c) of the Disclosure Schedule, First National does not maintain, contribute to or participate in or have any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees of First National (the "Employee Plans"). To the knowledge of First National, no present or former employee of First National has been charged with breaching and has not breached a fiduciary duty under any of the Employee Plans. First National does not participate in, and has not in the past five years participated in, nor has it any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as may be separately disclosed in
Section 2.11(c) of the Disclosure Schedule, First National does not maintain, contribute to, or participate in, any plan that provides health, major medical, disability or life insurance benefits to former employees of First National. All funds of First National's 401(k) profit sharing plan (as disclosed in Section 2.11(c) of the Disclosure Schedule) shall accrue to the benefit of the participants of such plan entitled thereto pursuant to the terms and provisions of such plan.

     (d) First National does not maintain, and has not maintained for the past ten years, any Employee Plans subject to Title IV of ERISA or Section 412 of the Code. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, and First National has not received notice of any threatened or imminent claim with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which First National would be liable after December 31, 1993, except as will be reflected on the First National Financial Statements. After December 31, 1993, First National will not have any liabilities for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Internal
Revenue Code of 1986, as amended (the "Code") or for a fine under
Section 502 of ERISA with respect to any Employee Plan.  All

Employee Plans have in all material respects been operated, administered and maintained in accordance with the terms thereof and in compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code.

     SECTION 2.12.  TITLE TO PROPERTIES; INSURANCE.  First National
     ------------   ------------------------------
has good and indefeasible title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the First National Financial Statements and easements, rights-of-way, and other restrictions which are not material and further excepting in the case of Other Real Estate Owned ("O.R.E.O."), as such real estate is internally classified on the books of First National, rights of redemption under applicable law) to all of its real properties. All leasehold interests for real property and any material personal property used by First National in its business are held pursuant to lease agreements which are valid and enforceable in accordance with their terms.
All such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of First National threatened with respect to such properties. First National has valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by First National in its business, free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially adversely interfere with the use of such property. All material insurable properties owned or held by First National are insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with financial institutions of similar size.

     SECTION 2.13.  ENVIRONMENTAL MATTERS.  As used in this
     ------------   ---------------------
Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which First National has done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

     Except as may be disclosed in Section 2.13 of the Disclosure Schedule, neither the conduct nor operation of First National nor any condition of any property presently or previously owned, leased or operated by it violates or violated Environmental Laws in any respect material to the business of First National and no condition has existed or event has occurred with respect to it or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of First National of Environmental Laws or obligate (or potentially obligate) First National to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to First National. Except as may be disclosed in Section 2.13 of the Disclosure Schedule, First National has not received any notice from any person or entity that First National or the operation or condition of any property ever owned, leased or operated by it are or were in violation of any Environmental Laws or that First National is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

     SECTION 2.14.  COMPLIANCE WITH LAW.  First National has all
     ------------   -------------------
licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business in all material respects and is in compliance in all material respects with all applicable laws and regulations.

     SECTION 2.15.  UNDISCLOSED LIABILITIES.  First National does
     ------------   -----------------------
not have any material liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against First National giving rise to any such liability), except (i) for liabilities set forth in the First National Financial Statements, and (ii) as may be disclosed in
Section 2.15 of the Disclosure Schedule.

     SECTION 2.16.  BROKERAGE.  There are no existing claims or
     ------------   ---------
agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by First National.

     SECTION 2.17.  STATEMENTS TRUE AND CORRECT.  None of the
     ------------   ---------------------------
information supplied or to be supplied by First National for inclusion in (i) the Registration Statement (as defined in Section 4.06), (ii) the Proxy Statement/Prospectus (as defined in
Section 4.03) and (iii) any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of First National, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting (as defined in Section 4.03), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that First National is responsible for filing with the S.E.C. or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.


                            ARTICLE THREE
                            -------------

         REPRESENTATIONS OF BOATMEN'S AND BOATMEN'S-AMARILLO
         ---------------------------------------------------

     Boatmen's and Boatmen's-Amarillo hereby make the following representations and warranties:

     SECTION 3.01.  ORGANIZATION AND CAPITAL STOCK.
     ------------   ------------------------------

     (a) Boatmen's is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Missouri with full corporate power and authority to carry on its business as it is now being conducted. Boatmen's-Amarillo is a national banking association duly organized, validly existing, and in good standing under the laws of the United States with full corporate power and authority to carry on its business as it is now being conducted.

     (b) The authorized capital stock of Boatmen's consists of
(i) 150,000,000 shares of Boatmen's Common, of which, as of July 31, 1994, 104,739,985 shares were issued and outstanding, and
(ii) 10,300,000 Cumulative Preferred Shares, no par value per share, of which 35,045 shares are designated "7% Cumulative Redeemable Preferred Stock, Series B", $100.00 stated value per share (the "Boatmen's Series B Preferred Stock") and 1,250,000 shares are designated "Junior Participating Preferred Stock,

Series C", no par value per share (the "Boatmen's Series C Preferred Stock"). No shares of the Boatmen's Series C Preferred Stock are issued and outstanding and 11,421 shares of the Boatmen's Series B Preferred Stock were issued and outstanding as of July 31, 1994. All of the issued and outstanding shares of Boatmen's Common and Boatmen's Series B Preferred Stock are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of Boatmen's Common has been issued in violation of any preemptive rights of the current or past stockholders of Boatmen's. As of July 31, 1994, Boatmen's had outstanding options and other rights to acquire not more than 3,426,552 shares of Boatmen's Common and no shares of the Boatmen's Series B Preferred Stock or the Boatmen's Series C Preferred Stock.

     (c) Boatmen's-Amarillo has authorized capital of 2,794,184 shares of common stock, par value $7.25 per share (the "Boatmen's-Amarillo Common"). As of the date hereof, all such shares of Boatmen's-Amarillo Common are issued and outstanding, fully paid and non-assessable and owned by Boatmen's-Texas.

     (d) The shares of Boatmen's Common that are to be issued to the stockholders of First National pursuant to the Merger have been duly authorized and, when so issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

     SECTION 3.02.  AUTHORIZATION.  The Executive Committee or
     ------------   -------------
Board of Directors of Boatmen's, the Board of Directors of Boatmen's-Texas and the Board of Directors of Boatmen's-Amarillo will have, by the end of the Due Diligence Period (as defined in Section 7.10 hereof), unless this Agreement is theretofore terminated pursuant to Article Seven hereof, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on their behalf by their respective duly authorized officers and the performance by such respective entity of their obligations hereunder. Nothing in the articles of incorporation or bylaws of Boatmen's and Boatmen's-Texas, as amended, or the articles of association or bylaws of Boatmen's-Amarillo, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries are bound or subject would prohibit or inhibit Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo from entering into and consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo and constitutes a legal, valid and binding obligation of Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo, enforceable against Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo in accordance with its terms and no other corporate acts or proceedings are required to be taken by Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo to authorize the execution, delivery and performance of this Agreement. Except for the requisite approvals of the Federal Reserve Board, the Comptroller of the Currency, and the Finance Commission of the State of Texas, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or consummation of the Merger by Boatmen's or Boatmen's-Amarillo.

     SECTION 3.03.  SUBSIDIARIES.  Each of Boatmen's significant
     ------------   ------------
subsidiaries (as such term is defined under S.E.C. regulations) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

     SECTION 3.04.  FINANCIAL INFORMATION.  The consolidated
     ------------   ---------------------
balance sheets of Boatmen's and its subsidiaries as of December 31, 1993 and 1992 and related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 1993, together with the notes thereto, included in Boatmen's 10-K for the year ended 1993, and the unaudited consolidated balance sheet of Boatmen's and its subsidiaries as of June 30, 1994 and the related unaudited consolidated income statement for the six months then ended included in Boatmen's
Quarterly Report on Form 10Q for the quarter then ended, as currently on file with the S.E.C. (the "Boatmen's Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis
(except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Boatmen's and its consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

     SECTION 3.05.  ABSENCE OF CHANGES.  Since December 31, 1993,
     ------------   ------------------
there has not been any material adverse change in the financial condition, the results of operations or the business of Boatmen's and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Boatmen's Financial Statements not misleading.

     SECTION 3.06.  LITIGATION.  There is no litigation, claim or
     ------------   ----------
other proceeding pending or, to the knowledge of Boatmen's, threatened, against Boatmen's or any of its subsidiaries, or of which the property of Boatmen's or any of its subsidiaries is or would be subject which if adversely determined would have a material adverse effect on the business of Boatmen's and its subsidiaries taken as a whole.

     SECTION 3.07.  REPORTS.  Boatmen's and each of its significant
     ------------   -------
subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the S.E.C., (ii) the Board of Governors of the Federal Reserve System, (iii) the Comptroller of the Currency, (iv) the Federal Deposit Insurance Corporation,
(v) any state securities or banking authorities having jurisdiction, (vi) Nasdaq and (vii) any other governmental authority with jurisdiction over Boatmen's or any of its significant subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 3.08.  COMPLIANCE WITH LAW.  Boatmen's and its
     ------------   -------------------
significant subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

     SECTION 3.09.  STATEMENTS TRUE AND CORRECT.  None of the
     ------------   ---------------------------
information supplied or to be supplied by Boatmen's or Boatmen's-Amarillo for inclusion in (i) the Registration Statement (as defined below), (ii) the Proxy Statement/Prospectus (as defined below) and (iii) any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of First National, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Boatmen's is responsible for filing with the S.E.C. or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.


                            ARTICLE FOUR
                            ------------

                    AGREEMENTS OF FIRST NATIONAL
                    ----------------------------

     SECTION 4.01.  BUSINESS IN ORDINARY COURSE.
     ------------   ---------------------------

     (a) First National shall not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of this Agreement. Notwithstanding the foregoing, First National may pay a dividend(s) during the pendency of the Merger to the extent that the following conditions are satisfied: (i) the amount of any such dividend(s) declared or paid shall not exceed amounts paid on the same date of the preceding year; and (ii) the declaration or payment of any such dividend shall not cause First National's Adjusted Stockholders' Equity (as defined below) to be less than $30,800,000. As used above, the term "Adjusted Stockholders' Equity" shall mean the total stockholders' equity of First National as of the close of business on the business day immediately preceding the Closing Date, determined in accordance with GAAP consistently applied, but adjusted by adding back (i) the total amount of all FASB 115 adjustments as of such date, and (ii) the amount of any reductions of such stockholders' equity occurring after the date of this Agreement on account of any accruals, reserves or charges made by First National solely pursuant to Section 4.05 hereof.

     (b) First National shall continue to carry on after the date hereof its business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, First National will not, without the prior written consent of Boatmen's (which shall not be unreasonably withheld):

          (i) issue any First National Common or other capital stock or any options, warrants, or other rights to subscribe for or purchase First National Common or any other capital stock or any securities convertible into or exchangeable for any capital stock; or

         (ii) directly or indirectly redeem, purchase or otherwise acquire any First National Common or any other capital stock of First National; or

        (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; or

         (iv)  change its articles of association or bylaws; or

          (v) except as disclosed in Section 4.01 of the Disclosure Schedule, grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees; or

         (vi) borrow or agree to borrow any amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any obligations of others; or

        (vii) except as provided in Section 4.01(b)(vii) of the Disclosure Schedule, make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $1,500,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $1,500,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of Boatmen's, acting through its Executive Vice President-Loan Administration or such other designee as Boatmen's may give notice of to First National; or

       (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life to maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage
     Corporation; or

         (ix) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with First
     National's past practices; or

          (x) enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three (3) months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or

         (xi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

        (xii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to First National or any claims which First National may possess or waive any material rights of substantial value; or

       (xiii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property other than (i) properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to First National or (ii) securities which were held for sale by First National as of June 30, 1994, not to exceed in the aggregate $5,000,000 provided that the proceeds of any such sale shall not be reinvested, without Boatmen's prior written consent, except in U.S. treasury obligations having maturities of one year or less; or

        (xiv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that First National shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

         (xv) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on First National's business, financial condition, or earnings;

        (xvi) violate any law, statute, rule, governmental regulation, or order, which violation might have a material adverse effect on First National's business, financial condition, or earnings; or

       (xvii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $250,000.

     (c) First National shall not, without the prior written consent of Boatmen's, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of First National contained in Article Two hereof, if such representations and warranties were given as of the date of such transaction or action.

     (d) First National shall promptly notify Boatmen's in writing of the occurrence of any matter or event known to and directly involving First National, which would not include any changes in conditions that affect the banking industry generally, that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of First National.

     (e) First National shall not, on or before the earlier of the Closing Date or the date of termination of this Agreement, solicit or encourage, or, subject to the fiduciary duties of its directors as advised by counsel, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of First National Common or other securities of First National. First National shall promptly advise Boatmen's of its receipt of any such proposal or inquiry concerning any possible such proposal, and the substance of such proposal or inquiry.

     SECTION 4.02.  BREACHES.  First National shall, in the event
     ------------   --------
it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Boatmen's and use its best efforts to prevent or promptly remedy the same.

     SECTION 4.03.  SUBMISSION TO SHAREHOLDERS.  First National
     ------------   --------------------------
shall cause to be duly called and held, on a date mutually selected by Boatmen's and First National, a special meeting of the shareholders of First National (the "Stockholders' Meeting") for submission of this Agreement and the Merger for approval of such shareholders as required by law. In connection with the Stockholders' Meeting, (i) First National shall cooperate and assist Boatmen's in preparing and filing a Proxy Statement/ Prospectus (the "Proxy Statement/Prospectus") with the S.E.C. and First National shall mail it to its stockholders, (ii) First National shall furnish Boatmen's all information concerning itself that Boatmen's may reasonably request in connection with such Proxy Statement/Prospectus, and (iii) the Board of Directors of First National shall (subject to compliance with its fiduciary duties as advised by counsel) recommend to its stockholders the approval of this Agreement and the Merger and use its best efforts to obtain such stockholder approval.

     SECTION 4.04.  CONSENTS TO CONTRACTS AND LEASES.  First
     ------------   --------------------------------
National shall use its best efforts to obtain all necessary consents with respect to all interests of First National in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

     SECTION 4.05.  CONFORMING ACCOUNTING AND RESERVE POLICIES;
     ------------   -------------------------------------------
RESTRUCTURING EXPENSES.
- ----------------------

     (a) Notwithstanding that First National believes that it has established all reserves and taken all provisions for possible loan losses required by generally accepted accounting principles and applicable laws, rules and regulations, First National recognizes that Boatmen's may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time, First National and Boatmen's shall consult and cooperate with each other with respect to conforming, as specified in a written notice from Boatmen's to First National, based upon such consultation and as hereinafter provided, the loan, accrual and reserve policies of First National to those policies of Boatmen's.

     (b) In addition, from and after the date of this Agreement to the Effective Time, First National and Boatmen's shall consult and cooperate with each other with respect to determining, as specified in a written notice from Boatmen's to First National, based upon such consultation and as hereinafter provided, appropriate accruals, reserves and charges to establish and take in respect of excess equipment write-off or write-down of various assets and other appropriate charges and accounting adjustments taking into account the parties' business plans following the Merger.

     (c) First National and Boatmen's shall consult and cooperate with each other with respect to determining, as specified in a written notice from Boatmen's to First National, based upon such consultation and as hereinafter provided, the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

     (d) At the request of Boatmen's, First National shall establish and take such reserves and accruals as Boatmen's shall request to conform First National's loan, accrual and reserve policies to Boatmen's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger, in each case at such times as are mutually agreeable to Boatmen's and First National; provided, however, that First National shall not be required to take any such action that is not consistent with generally accepted accounting principles.

     (e) No accrual or other adjustment made by First National pursuant to the provisions of this Section 4.06 shall constitute an acknowledgment by First National or create any implication, for any purpose, that such accrual or adjustment was necessary for any purpose other than to comply with the provisions of this Section 4.05.

     SECTION 4.06.  CONSUMMATION OF AGREEMENT.  First National
     ------------   -------------------------
shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and provisions hereof. First National shall furnish to Boatmen's in a timely manner all information, data and documents in the possession of First National requested by Boatmen's as may be required to obtain any necessary regulatory or other approvals of the Merger or to file with the S.E.C. a registration statement on Form S-4 (the "Registration Statement") relating to the shares of Boatmen's Common which may be issued to the shareholders of First National pursuant to the Merger and this Agreement and shall otherwise cooperate fully with Boatmen's to carry out the purpose and intent of this Agreement.

     SECTION 4.07.  ENVIRONMENTAL REPORTS.  First National shall
     ------------   ---------------------
provide to Boatmen's, as soon as reasonably practical, but not later than forty-five (45) days after the date hereof, a report of a phase one environmental investigation on all real property owned, leased or operated by First National as of the date hereof (other than space in retail and similar establishments leased by First National for automatic teller machines) and within ten days after the acquisition or lease of any real property acquired or leased by First National after the date hereof (other than space in retail and similar establishments leased or operated by First National for automatic teller machines), except as otherwise provided in
Section 4.01(b)(xiv). If required by the phase one investigation in Boatmen's reasonable opinion, Boatmen's shall so notify First National within fifteen (15) business days of Boatmen's receipt of such phase one investigation reports, and First National thereafter shall provide to Boatmen's as soon as reasonably practicable a report of a phase two investigation on properties requiring such additional study. Boatmen's shall have fifteen (15) business days from the receipt of any such phase two investigation report to notify First National of any objection to the contents of such report. Should the cost of taking all remedial and corrective actions and measures (i) required by applicable law, or
(ii) recommended or suggested by such report or reports or prudent in light of serious life, health or safety concerns, in the aggregate, exceed the sum of Four Hundred Thousand Dollars ($400,000) as reasonably estimated by an environmental expert retained for such purpose by Boatmen's and reasonably acceptable to First National, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $400,000 or less with any reasonable degree of certainty, then Boatmen's shall have the right pursuant to Section 7.03 hereof, for a period of 10 business days following receipt of such estimate or indication that the cost of such actions and measures can not be so reasonably estimated, to terminate this Agreement, which shall be Boatmen's sole remedy in such event.

     SECTION 4.08.  RESTRICTION ON RESALES.  First National shall
     ------------   ----------------------
obtain and deliver to Boatmen's, at least 31 days prior to the Closing Date, the signed agreement, in the form of Exhibit 4.08 hereto, of each person who may reasonably be deemed an "affiliate" of First National within the meaning of such term as used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), regarding (i) compliance with the provisions of such Rule 145, and (ii) compliance with the requirements of Accounting Principles Board Opinion No. 16 regarding the disposition of shares of First National Common or Boatmen's Common (or reduction of risk with respect thereto) until such time as financial results covering at least 30 days of post-Merger combined operations have been published.

     SECTION 4.09.  ACCESS TO INFORMATION.  First National shall
     ------------   ---------------------
permit Boatmen's reasonable access in a manner which will avoid undue disruption or interference with First National's normal operations to its properties and shall disclose and make available to Boatmen's all books, documents, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which Boatmen's may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. First National shall deliver to Boatmen's within ten (10) business days after the date hereof a true, accurate and complete copy of each written plan or program disclosed in Section 2.11(c) of the Disclosure Schedule and, with respect to each such plan or program, all (i) amendments or supplements thereto, (ii) summary plan descriptions, (iii) lists of all current participants and all participants with benefit entitlements, (iv) contracts relating to plan documents, (v) actuarial valuations for any defined benefit plan, (vi) valuations for any plan as of the most recent date, (vii) determination letters from the Internal Revenue Service,
(viii) the most recent annual report filed with the Internal Revenue Service, and (ix) trust agreements. Boatmen's will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.


                            ARTICLE FIVE
                            ------------

           AGREEMENTS OF BOATMEN'S AND BOATMEN'S-AMARILLO
           ----------------------------------------------

     SECTION 5.01.  REGULATORY APPROVALS AND REGISTRATION
     ------------   -------------------------------------
STATEMENT.  Boatmen's and/or Boatmen's-Amarillo shall file all
- ---------
regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the Comptroller of the Currency and the Finance Commission of the State of Texas, and within thirty (30) days after the date hereof (subject to the full cooperation of First National and its counsel in this regard) a private ruling request with the Internal Revenue Service regarding the federal income tax consequences of the Merger. Boatmen's shall provide to First National a copy of such applications and the ruling request and all correspondence pertaining thereto contemporaneously with the filing or receipt of same. Boatmen's shall file with the S.E.C. the Registration Statement relating to the shares of Boatmen's Common to be issued to the stockholders of First National pursuant to this Agreement and shall use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the stockholders of First National, at the time of the Stockholders' Meeting and at the Effective Time the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. Boatmen's shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis. Boatmen's shall promptly and properly prepare and file any other filings required under the Securities Exchange Act of 1934 (the "Exchange Act") relating to the Merger and the transactions contemplated herein.

     SECTION 5.02.  BREACHES.  Boatmen's shall, in the event it has
     ------------   --------
knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to First National and use its best efforts to prevent or promptly remedy the same.

     SECTION 5.03.  CONSUMMATION OF AGREEMENT.  Boatmen's and
     ------------   -------------------------
Boatmen's-Amarillo shall use their respective best efforts to perform and fulfill all conditions and obligations on their part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

     SECTION 5.04.  DIRECTORS AND OFFICERS' LIABILITY INSURANCE AND
     ------------   -----------------------------------------------
INDEMNIFICATION.
- ---------------

     (a) Following the Effective Time, Boatmen's will provide the directors and officers of First National with the same directors' and officers' liability insurance coverage that Boatmen's provides to directors and officers of its other banking subsidiaries generally, and, in addition, for a period of three years will use its best efforts to continue First National's directors' and officers' liability insurance coverage with respect to actions occurring prior to the Effective Time to the extent that such coverage is obtainable for an aggregate premium not to exceed the annual premium presently being paid by First National. If the premium of such insurance would exceed such maximum amount, Boatmen's shall use its best efforts to procure such level of insurance as can be obtained for a premium equal to such maximum amount.

     (b) For six years after the Effective Time, Boatmen's shall cause Boatmen's-Amarillo to indemnify, defend and hold harmless the officers, directors, employees and agents of First National (each, an "Indemnified Party") at the Effective Time, regardless of whether or not such persons are employed thereafter, against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the National Bank Act and by First National's articles of association or bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action or suit.

     (c) If after the Effective Time Boatmen's-Amarillo or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving bank or entity of such consolidation or merger or
(ii) shall transfer all or substantially all of its properties and assets to any individual, bank or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Boatmen's-Amarillo shall assume any remaining obligations set forth in this Section 5.04. If Boatmen's-Amarillo shall liquidate, dissolve or otherwise wind up its business, then Boatmen's shall indemnify, defend and hold harmless each Indemnified Party to the same extent and on the same terms that Boatmen's-Amarillo was so obligated pursuant to this Section 5.04.

     SECTION 5.05.  EMPLOYEE BENEFITS.  Boatmen's shall, with
     ------------   -----------------
respect to each person who remains an employee of First National following the Closing Date (each a "Continued Employee"), provide the benefits described in this Section 5.05. Subject to the right of subsequent amendment, modification or termination in Boatmen's sole discretion, each Continued Employee shall be entitled, as a new employee of a subsidiary of Boatmen's, to participate in such employee benefit plans, as defined in Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, or other employee benefit or fringe benefit programs that may be in effect generally for employees of all of Boatmen's subsidiaries (the "Boatmen's Plans"), if and as a Continued Employee shall be eligible and, if required, selected for participation therein under the terms thereof and otherwise shall not be participating in a similar plan which is maintained by First National after the Effective Time. First National employees shall participate therein on the same basis as similarly situated employees of other Boatmen's subsidiaries. All such participation shall be subject to the terms of such plans as may be in effect from time to time and this Section 5.05 is not intended to give Continued Employees any rights or privileges superior to those of other employees of Boatmen's subsidiaries. Boatmen's may terminate or modify all Employee Plans and Boatmen's obligation under this Section 5.05 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, Boatmen's shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any Boatmen's Plans in which Continued Employees may participate, credit each Continued Employee with his or her term of service with First National.

     SECTION 5.06.  ACCESS TO INFORMATION.  Boatmen's shall permit
     ------------   ---------------------
First National reasonable access in a manner which will avoid undue disruption or interference with Boatmen's normal operations to its properties and shall disclose and make available to First National all books, documents, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which First National may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. First National will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.


                             ARTICLE SIX
                             -----------

                 CONDITIONS PRECEDENT TO THE MERGER
                 ----------------------------------

     SECTION 6.01.  CONDITIONS TO BOATMEN'S OBLIGATIONS.
     ------------   -----------------------------------
Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo's obligations to effect the Merger shall be subject to the satisfaction (or waiver by Boatmen's) prior to or on the Closing Date of the following conditions:

     (a) The representations and warranties made by First National in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

     (b) First National shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

     (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

     (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

     (e) Boatmen's shall have received the environmental reports required by Section 4.07 hereof, and shall not have elected, pursuant to Section 7.03 hereof, to terminate and cancel this Agreement;

     (f) Boatmen's shall have received all documents required to be received from First National on or prior to the Closing Date, all in form and substance reasonably satisfactory to Boatmen's;

     (g) Boatmen's shall have received an opinion letter, dated as of the Closing Date, from Ernst & Young, its independent public accountants, to the effect that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement;

     (h) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the S.E.C;

     (i) Boatmen's shall have received a ruling of the Internal Revenue Service to the effect that if the Merger is consummated in accordance with the terms set forth in this Agreement, (i) the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of First National Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of Boatmen's Common received by the stockholders of First National will be the same as the basis of shares of First National Common exchanged therefor; and (iv) the holding period of the shares of Boatmen's Common received by such stockholders will include the holding period of the shares of First National Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; and

     (j) the Adjusted Shareholders' Equity shall be no less than $30,800,000; provided, however, that should the Adjusted Shareholders' Equity be less than $30,800,000 on the Closing Date otherwise established in accordance with Section 1.07 hereof, then, notwithstanding the provisions of Section 1.07 hereof, the Closing Date shall be such later date as the Adjusted Shareholders' Equity may equal or exceed $30,800,000, but in no event shall such later Closing Date be more than seventy (70) days after the Closing Date which otherwise would have been established in accordance with the provisions of Section 1.07 hereof.

     SECTION 6.02.  CONDITIONS TO FIRST NATIONAL'S OBLIGATIONS.
     ------------   ------------------------------------------
First National's obligation to effect the Merger shall be subject to the satisfaction (or waiver by First National) prior to or on the Closing Date of the following conditions:

     (a) The representations and warranties made by Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

     (b) Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo shall have performed and complied in all material respects with all of their obligations and agreements hereunder required to be performed prior to the Closing Date under this Agreement;

     (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

     (d) All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this Agreement and the Merger by the shareholders of First National required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

     (e) First National shall have received all documents required to be received from Boatmen's on or prior to the Closing Date, all in form and substance reasonably satisfactory to First National;

     (f) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the S.E.C.; and

     (g) First National shall have received from Boatmen's a copy of the private letter ruling of the Internal Revenue Service contemplated by Section 6.01(i) of this Agreement.


                            ARTICLE SEVEN
                            -------------

                     TERMINATION OR ABANDONMENT
                     --------------------------

     SECTION 7.01.  MUTUAL AGREEMENT.  This Agreement may be
     ------------   ----------------
terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether shareholder approval of this Agreement and the Merger by the shareholders of First National shall have been previously obtained.

     SECTION 7.02.  BREACH OF REPRESENTATIONS OR AGREEMENTS.  In
     ------------   ---------------------------------------
the event that there is a material breach in any of the representations and warranties or agreements of Boatmen's or First National, which breach is not cured within thirty (30) days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether shareholder approval of this Agreement and the Merger shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

     SECTION 7.03.  ENVIRONMENTAL REPORTS.  Boatmen's may terminate
     ------------   ---------------------
this Agreement to the extent provided by Section 4.07 and this
Section 7.03 by giving written notice thereof to First National.

     SECTION 7.04.  FAILURE OF CONDITIONS.  In the event that any
     ------------   ---------------------
of the conditions to the obligations of either party are not satis-fied or waived on or prior to the Closing Date, and if any appli-cable cure period provided in Section 7.02 hereof has lapsed, then such party may, regardless of whether shareholder approval of this Agreement and the Merger shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

     SECTION 7.05.  APPROVAL DENIAL.  If any regulatory application
     ------------   ---------------
filed pursuant to Section 5.01 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled; provided, however, that a request for additional information or undertaking by Boatmen's, as a condition for approval, shall not be deemed to be a denial or disapproval so long as Boatmen's diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review, or similar such act on the part of Boatmen's (hereinafter referred to as the "appeal") then the application will be deemed denied unless Boatmen's prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval.

     SECTION 7.06.  SHAREHOLDER APPROVAL DENIAL.  If the Merger is
     ------------   ---------------------------
not approved by the requisite vote of the stockholders of First
National at the Stockholders' Meeting, then either party may terminate this Agreement.

     SECTION 7.07.  REGULATORY ENFORCEMENT MATTERS.  In the event
     ------------   ------------------------------
that First National shall become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks ("Regulatory Enforcement Action") after the date of this Agreement, then Boatmen's may terminate this Agreement; provided, however, that Boatmen's may not terminate this Agreement pursuant to this
Section 7.07 on account of any Regulatory Enforcement Action which, through reasonable efforts of First National and/or Boatmen's, could be terminated on or before the Closing Date without requiring any capital infusion to be made or other action having a financial effect materially adverse to the financial benefits of the Merger to Boatmen's.

     SECTION 7.08.  AUTOMATIC TERMINATION.  If the Closing Date
     ------------   ---------------------
does not occur on or prior to the expiration of the first anniversary of the date of this Agreement, then this Agreement may be terminated by either party by giving written notice to the other.

     SECTION 7.09.  TERMINATION FEE.
     ------------   ---------------

     (a) Upon the occurrence of one or more of the following events (a "Triggering Event"), First National shall pay to Boatmen's the sum of Eight Hundred Thousand Dollars ($800,000):

          (i) upon termination of this Agreement by Boatmen's upon a breach thereof by First National (including, without limitation, the entering into of an agreement between First National and any third party which is inconsistent with the transactions contemplated by this Agreement), provided that within twelve (12) months of the date of such termination, an event described in clause (iii), (iv) or (v) below shall have occurred;

         (ii) the failure of First National's shareholders to approve the Merger and this Agreement at a meeting called for such purpose; provided, however, that the failure of First National's shareholders to approve the Merger and this Agreement at a meeting called for such purpose shall not be deemed a Triggering Event if: (A) the average of the daily closing prices of a share of Boatmen's Common, as reported on Nasdaq during the period of twenty (20) trading days ending on the second trading day immediately preceding the date of mailing to the shareholders of First National notice of a meeting to vote upon this Agreement and the Merger, together with the Proxy Statement/Prospectus relating thereto (the "Mailing Date") (the "Boatmen's Final Price"), is less than $26.00; and (B) the number obtained by dividing the Boatmen's Final Price by the Boatmen's Initial Price (as defined below), is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .20 from such quotient; or
     (C) within eighteen (18) months after the date of such meeting an event described in clause (iii), (iv) or (v) below does not occur.

        (iii) any person or group of persons (other than Boatmen's) shall acquire, or have the right to acquire, 50% or more of the outstanding shares of First National Common, (exclusive of any shares of First National Common sold directly or indirectly to such person or group of persons by Boatmen's);

         (iv) expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than Boatmen's and/or its affiliates) to purchase or acquire securities of First National if upon consummation of such offer, such person or group of persons would own, control or have the right to acquire 50% or more of the First National Common; and

          (v) upon the entry by First National into an agreement or other understanding with a person or group of persons (other than Boatmen's and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with First National or to purchase or acquire First National or all or substantially all of First National's assets.

     (b) As used in this Section 7.09:

          (i) "Person" and "group of persons" shall have the meanings conferred thereon by Section 13(d) of the Exchange
     Act.

         (ii) The "Index Group" shall mean all of those companies listed on Exhibit 7.09, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of 20 trading days ending at the end of the fifth trading day immediately preceding the Closing Date for such company to be acquired or to acquire another company in exchange for its stock where, in such later case, such company to be acquired would be a significant subsidiary of such acquiring company (as such term is defined in Section 3.03 hereof). In the event that any such company or companies are so removed from the Index Group, the weights attributed to the remaining companies shall be adjusted accordingly.

        (iii) The "Boatmen's Initial Price" shall be the closing price of a share of Boatmen's Common on the date of this Agreement. The "Initial Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit 7.09) of the per share closing prices of the common stock of the companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the date of this Agreement.

         (iv) The "Final Price" of any company belonging to the Index Group shall mean the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 trading days ending on the end of the second trading day immediately preceding the Mailing Date.

          (v) The "Final Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit 7.09) of the Final Prices for all of the companies comprising the Index Group.

If Boatmen's or any company included in the Index Group declared a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the end of the fifth trading day immediately preceding the Closing Date, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the prices on the date of this Agreement.

First National shall notify Boatmen's promptly in writing upon its becoming aware of the occurrence of any Triggering Event.

                            ARTICLE EIGHT
                            -------------

                               GENERAL
                               -------

     SECTION 8.01.  CONFIDENTIAL INFORMATION.  The parties
     ------------   ------------------------
acknowledge the confidential and proprietary nature of the "Information" (as herein described) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep, and to instruct their respective agents, representatives, shareholders, affiliates, employees and consultants to hold and keep, such Information confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

     SECTION 8.02.  PUBLICITY.  Boatmen's and First National shall
     ------------   ---------
cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which such latter event the parties shall consult with each other regarding such responsive public disclosure.

     SECTION 8.03.  RETURN OF DOCUMENTS.  Upon termination of this
     ------------   -------------------
Agreement without the Merger becoming effective, each party
(i) shall deliver to the other originals and all copies of all Information made available to such party, (ii) will not retain any copies, extracts or other reproductions in whole or in part of such Information, and (iii) will destroy all memoranda, notes and other writings prepared by either party based on the Information.

     SECTION 8.04.  NOTICES.  Any notice or other communication
     ------------   -------
shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

     (a) if to Boatmen's:

              Boatmen's Bancshares, Inc.
              One Boatmen's Plaza
              800 Market Street
              St. Louis, Missouri  63102
              Attention:  Mr. Gregory L. Curl
              Facsimile:  314/466-5645
         with a copy to:

              Lewis, Rice & Fingersh
              500 North Broadway, Suite 2000
              St. Louis, Missouri  63102
              Attention:  Thomas C. Erb, Esq.
              Facsimile:  314/241-6056

and

     (b) if to First National:

              First National Bank in Pampa
              100 North Cuyler
              P. O. Box 781
              Pampa, Texas 79066-0781
              Attention:  Mr. Floyd F. Watson
              Facsimile:  806/669-8419

         with copies to:

              Jenkens & Gilchrist, P.C.
              1445 Ross Avenue, Suite 3200
              Dallas, Texas 75202-2799
              Attention:  Charles E. Greef, Esq.
              Facsimile:  214/855-4300

or to such other address as any party may from time to time designate by notice to the others.

     SECTION 8.05.  LIABILITIES.  In the event that this Agreement
     ------------   -----------
is terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 7.02 hereof on account of a willful breach of any of the representations and warranties set forth herein or any breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party.

     SECTION 8.06.  NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND
     ------------   ----------------------------------------------
AGREEMENTS.  Except for, and as provided in, this Section 8.06, no
- ----------
representation, warranty or agreement contained in this Agreement shall survive the Effective Time or the earlier termination of this Agreement. The agreements set forth in Sections 1.09, 5.04 and
5.05 shall survive the Effective Time and the agreements set forth in Sections 7.09, 8.01, 8.02, 8.03 and 8.05 shall survive the Effective Time or the earlier termination of this Agreement.

     SECTION 8.07.  ENTIRE AGREEMENT.  This Agreement constitutes
     ------------   ----------------
the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements between the parties relating to the subject matter hereof.

     SECTION 8.08.  HEADINGS AND CAPTIONS.  The captions of
     ------------   ---------------------
Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

     SECTION 8.09.  WAIVER, AMENDMENT OR MODIFICATION.  The conditions
     ------------   ---------------------------------
of this Agreement which may be waived may only be waived by notice to the other party waiving such condition. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may be amended or modified by the parties hereto, at any time before or after approval of the Agreement by the shareholders of First National; provided, however, that after any such approval no such amendment or modification shall alter the amount or change the form of the Merger Consideration contemplated by this Agreement to be received by shareholders of First National or alter or change any of the terms of this Agreement if such alteration or change would adversely affect the holders of First National Common. This
Agreement not be amended or modified except by a written document duly executed by the parties hereto.

     SECTION 8.10.  RULES OF CONSTRUCTION.  Unless the context
     ------------   ---------------------
otherwise requires:  (a) a term has the meaning assigned to it;
(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

     SECTION 8.11.  COUNTERPARTS.  This Agreement may be executed
     ------------   ------------
in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

     SECTION 8.12.  SUCCESSORS AND ASSIGNS.  This Agreement shall
     ------------   ----------------------
be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof.

     SECTION 8.13.  GOVERNING LAW; ASSIGNMENT.  This Agreement
     ------------   -------------------------
shall be governed by the laws of the State of Missouri, except to the extent that the National Bank Act and other laws of the United States and applicable federal regulations must govern aspects of the Merger. This Agreement may not be assigned by any of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have duly executed and sealed this Agreement as of the day and year first above written, each set by its President and attested to by its Cashier or Secretary, pursuant to a resolution of its board of directors, acting by a majority and the signatures of a majority of each of its board of directors.


                            FIRST NATIONAL BANK IN PAMPA


[SEAL]
                            By: /s/ Don L. Babcock
                               ------------------------------------
                                    Don L. Babcock
                                    President

ATTEST:

  /s/ Greg Brown
- -------------------------
Greg Brown
Cashier


                             /s/ Don L. Babcock
                            ----------------------------------------
                                   Don L. Babcock


                            ----------------------------------------
                                   F. M. Carter

                             /s/ W. W. Green
                            ----------------------------------------
                                   W. W. Green

                             /s/ B. M. Kirksey
                            ----------------------------------------
                                   B. M. Kirksey

                             /s/ D. R. Lane
                            ----------------------------------------
                                   D. R. Lane

                             /s/ Floyd F. Watson
                            ----------------------------------------
                                   Floyd F. Watson

                            DIRECTORS OF FIRST NATIONAL BANK IN PAMPA

                            BOATMEN'S FIRST NATIONAL BANK OF AMARILLO


[SEAL]
                            By:  /s/ Donald E. Powell
                               -------------------------------------
                                   Donald E. Powell
                                   President

ATTEST:


  /s/ Jim C. Wilhite
- -------------------------
Jim C. Wilhite
Secretary


                            ----------------------------------------
                                   W. H. Attebury

                              /s/ Bert Ballengee
                            ----------------------------------------
                                   Bert Ballengee


                            ----------------------------------------
                                   Danny Conklin

                              /s/ Don T. Curtis
                            ----------------------------------------
                                   Don T. Curtis

                              /s/ Gene Edwards
                            ----------------------------------------
                                   Gene Edwards

                              /s/ Carl Hare
                            ----------------------------------------
                                   Carl Hare

                              /s/ Bill Helton
                            ----------------------------------------
                                   Bill Helton

                              /s/ John Logsdon
                            ----------------------------------------
                                   John Logsdon


                            ----------------------------------------
                                   Wales H. Madden, Jr.


                            ----------------------------------------
                                   John C. Maynard


                            ----------------------------------------
                                   Jay J. O'Brien

                            ----------------------------------------
                                   Patrick Oles

                              /s/ Donald E. Powell
                            ----------------------------------------
                                   Donald E. Powell


                            ----------------------------------------
                                   J. Avery Rush, Jr.


                            ----------------------------------------
                                   John M. Shelton, III

                              /s/ A. C. Smith
                            ----------------------------------------
                                   A. C. Smith


                            ----------------------------------------
                                   Ray A. Snead, Jr.

                              /s/ Wayne P. Sturdivant
                            ----------------------------------------
                                   Wayne P. Sturdivant

                              /s/ Irvin Wall
                            ----------------------------------------
                                   Irvin Wall

                            DIRECTORS OF BOATMEN'S FIRST NATIONAL BANK OF
                            AMARILLO

                            BOATMEN'S BANCSHARES, INC.


[SEAL]
                            By   /s/ Gregory L. Curl
                               -------------------------------------
                                   Gregory L. Curl
                                   Vice Chairman

ATTEST:


  /s/ David L. Foulk
- --------------------------
David L. Foulk
Secretary



                            BOATMEN'S TEXAS, INC.


[SEAL]
                            By   /s/ Gregory L. Curl
                               -------------------------------------
                                   Gregory L. Curl
                                   Executive Vice President

ATTEST:


  /s/ David L. Foulk
- --------------------------
David L. Foulk
Assistant Secretary

                                                     EXHIBIT 1.09(A)
                                                     ---------------


               FIRST NATIONAL'S LEGAL OPINION MATTERS


     1. The due organization, valid existence and good standing of First National under the laws of the United States, its power and authority to own and operate its properties and to carry on its business as now conducted, and its power and authority to enter into the Agreement, to merge with Boatmen's-Amarillo in accordance with the terms of the Agreement and to consummate the transactions contemplated by the Agreement.

     2. The number of authorized, and 400,000 issued and outstanding shares of capital stock of First National immediately prior to the Closing, (ii) the nonexistence of any violation of the preemptive or subscription rights of any person, (iii) the nonexistence of any outstanding options, warrants, or other rights to acquire, or securities convertible into, any equity security of First National, (iv) the nonexistence of any obligation, contingent or otherwise, to reacquire any shares of capital stock of First National, and (v) the nonexistence of any outstanding stock appreciation, phantom stock or similar rights.

     3. The due and proper performance of all corporate acts and other proceedings necessary or required to be taken by First National to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by First National, and the Agreement as a valid and binding obligation of First National, enforceable against First National in accordance with its terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

     4. The execution of the Agreement by First National, and the consummation of the Merger and the other transactions contemplated therein, does not violate or cause a default under its charter or bylaws, or any statute, regulation or rule or any judgment, order or decree against or any material agreement binding upon First National.

     5. The receipt of all required consents, approvals, orders or authorizations of, or registrations, declaration or filings with or notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by First National in connection with the respective execution and delivery of the Agreement or the consummation of the transactions contemplated therein.

     6. The nonexistence of any material actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting First National which, if adversely determined, would have a material adverse effect upon its properties or assets or the transactions contemplated by the Agreement.


                                    A-Ex. 1.09(a)

                                                     EXHIBIT 1.09(B)
                                                     ---------------


                   BOATMEN'S LEGAL OPINION MATTERS


     1. The due incorporation, valid existence and good standing of Boatmen's and Boatmen's-Texas under the laws of the State of Missouri and the due organization, valid existence and good standing of Boatmen's-Amarillo under the laws of the United States, and their respective power and authority to enter into the Agreement to consummate the transactions contemplated thereby.

     2. The due and proper performance of all corporate acts and other proceedings required to be taken by Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo, and the Agreement as a valid and binding obligation of Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo enforceable against Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo in accordance with its terms (subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

     3. The due authorization and, when issued to the stockholders of First National in accordance with the terms of the Agreement, the valid issuance of the shares of Boatmen's Common to be issued pursuant to the Merger, such shares being fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

     4. The execution and delivery of the Agreement by Boatmen's, Boatmen's-Texas and Boatmen's-Amarillo, and the consummation of the transactions contemplated therein, as neither conflicting with, in breach of or in default under, resulting in the acceleration of, creating in any party the right to accelerate, terminate, modify or cancel, or violate, any provision of Boatmen's and Boatmen's-Texas' articles of incorporation or bylaws or Boatmen's-Amarillo's charter or bylaws, or any statute, regulation, rule, judgment, order or decree binding upon Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo which would be materially adverse to the business of Boatmen's and its subsidiaries taken as a whole.

     5. The receipt of all required consents, approvals, orders or authorizations of, or registrations, declarations or filings with or without notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by or with respect to Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated by the Agreement.


                                    A-Ex. 1.09(b)

                                                     EXHIBIT 4.08
                                                     ------------


                             -------------------, 1994


Boatmen's Bancshares, Inc.
One Boatmen's Plaza
800 Market Street
St. Louis, Missouri  63101

     Re: Agreement and Plan of Merger, dated as of November ----,
         1994 (the "Merger Agreement"), by and between First National Bank in Pampa ("First National") and Boatmen's First National Bank of Amarillo ("Boatmen's-Amarillo"), and joined in by Boatmen's Bancshares, Inc. ("Boatmen's") and Boatmen's Texas, Inc.

Gentlemen:

     I have been advised that I may be deemed to be an affiliate of First National, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") of the Rules and
Regulations of the Securities and Exchange Commission (the
"Commission") promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the terms and conditions of the Merger Agreement, each share of common stock of First National owned by me as of the effective time of the merger contemplated by the Merger Agreement (the "Merger") may be converted into the right to receive shares of common stock of Boatmen's and cash in lieu of any fractional share. As used in this letter, the shares of common stock of First National owned by me as of ------------------------- (the date 30 days prior to the anticipated effective time of the Merger) are referred to as the "Pre-Merger Shares" and the shares of common stock of Boatmen's which may be received by me in the Merger in exchange for my Pre-Merger Shares are referred to as the "Post-Merger Shares." This letter is delivered to Boatmen's pursuant to
Section 4.08 of the Merger Agreement.

     A.  I represent and warrant to Boatmen's and agree that:

         1. I shall not make any sale, transfer or other disposition of the Post-Merger Shares I receive pursuant to the Merger in violation of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

         2. I understand that the issuance of the Post-Merger Shares to me pursuant to the Merger will be registered with the Commission under the Securities Act. I also understand that because I may be deemed an "affiliate" of First National and because any distributions by me of the Post-Merger Shares will not be registered under the Securities Act, such Post-Merger Shares must be held by me unless (i) the sale, transfer or other distribution has been registered under the Securities Act, (ii) the sale, transfer or other distribution of such Post-Merger Shares is made in accordance with the provisions of Rule 145, or (iii) in the opinion of counsel acceptable to Boatmen's some other exemption from registration under the Securities Act is available with respect to any such proposed distribution, sale, transfer or other disposition of such Post-Merger Shares.

                                    A-Ex. 4.08-1

Boatmen's Bancshares, Inc.
- ---------------------, 1994
Page 2

         3. In no event will I sell the Pre-Merger Shares or the Post-Merger Shares, as the case may be, or otherwise transfer or reduce my risk relative to the Pre-Merger Shares or Post-Merger Shares, as the case may be, during the period beginning 30 days prior to the date on which the Merger is consummated and ending on the date that Boatmen's has published financial results covering at least 30 days of the combined operations of Boatmen's and First National.

     B.  I understand and agree that:

         1. Stop transfer instructions will be issued with respect to the Post-Merger Shares and there will be placed on the certificates representing such Post-Merger Shares, or any certificate delivered in substitution therefor, a legend stating in substance:

         "The shares represented by this Certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applied. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement dated -----------------, 1994, by the registered holder in favor of Boatmen's Bancshares, Inc., a copy of which agreement is on file at the principal offices of Boatmen's Bancshares, Inc."

         2. Unless the transfer by me of Post-Merger Shares is a sale made in compliance with the provisions of Rule 145(d) or made pursuant to an effective registration statement under the Securities Act, Boatmen's reserves the right to place the following legend on the Certificates issued to my transferee:

         "The shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applied. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended, and may not be sold, pledged or otherwise transferred unless the shares have been registered under the Securities Act of 1933, as amended, or an exemption from registration is available."

     I understand and agree that the legends set forth in paragraphs 1 and 2 above shall be removed by delivery of substitute Certificates without any legend if I deliver to Boatmen's a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance satisfactory to Boatmen's, to the effect that no such legend is required for the purpose of the Securities Act.

     I have carefully read this letter and the Merger Agreement and understand the requirements of each and the limitations imposed upon the distribution, sale, transfer or other disposition of Pre-Merger Shares or Post-Merger Shares by me.

                                           Very truly yours,

                                    A-Ex. 4.08-2

                                                     EXHIBIT 7.09
                                                     ------------

                             INDEX GROUP
                             -----------
NAME                                                WEIGHTING FACTORS
- ----                                                -----------------
BancOne Corp.                                            15.29%
Bancorp Hawaii, Inc.                                      2.34%
CoreStates Financial Corp.                                4.06%
First Bank System, Inc.                                   3.68%
First Fidelity Bancorporation                             4.05%
Firstar Corporation                                       2.70%
Fleet/Norstar Financial Group, Inc.                       6.07%
Huntington Bancshares Incorporated                        2.11%
Meridian Bancorp, Inc.                                    1.93%
Comerica                                                  3.88%
NBD Bancorp, Inc.                                         5.78%
Northern Trust Corporation                                3.05%
Norwest Corporation                                       8.19%
PNC Financial Corp.                                       9.08%
Republic New York Corporation                             3.62%
State Street Boston Corporation                           4.02%
SunTrust Banks, Inc.                                      8.20%
U.S. Bancorp                                              3.56%
Wachovia Corporation                                      8.39%
                                                          -----
             TOTAL:                                     100.00%


                                    A-Ex. 7.09

                                                     APPENDIX B
ALEX SHESHUNOFF & CO. INVESTMENT BANKING

                                           April 7, 1995


Board of Directors
First National Bank in Pampa
PO Box 781
Pampa, Texas  79066-0781

Members of the Board:

You have requested our opinion, as an independent financial analyst to the common shareholders of First National Bank in Pampa, Pampa, Texas ("Bank"), as to the fairness, from a financial point of view to the common shareholders of Bank, of the terms of the proposed merger of Bank with and into Boatmen's Bancshares, Inc., St. Louis, Missouri ("Boatmen's"). Pursuant to the terms of the Agreement and Plan of Merger, at the Effective Time each share of common stock, par value $10.00, of Bank issued and outstanding immediately prior to the Effective Time, other than any shares the holders of which have duly exercised and perfected their dissenters' rights under the National Bank Act, shall be converted into the right to receive
3.3750 (the "Conversion Ratio) shares of voting common stock, par value $1.00 per share, of Boatmen's (the "Boatmen's Common"). If the Effective Time does not occur on or before the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1995 or the third quarter of 1995, then, notwithstanding the foregoing, the number of shares of Boatmen's Common included in the Merger Consideration shall be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend or dividends, as the case may be, less fifteen cents ($0.15) per such dividend, multiplied by (B) 3.3750, divided by (ii) the average closing price of a share of Boatmen's Common on the Automated Quotation System of the National Association of Securities Dealers, Inc. - National Market System ("NASDAQ") during the twenty trading days immediately preceding the fifth calendar day immediately preceding the Closing Date. Bank's Adjusted Shareholders' Equity, defined as the total stockholder's equity at Bank as of the close of business on the business day immediately preceding the Closing Date, determined in accordance with GAAP consistently applied, but adjusted by adding back the total amount of all FASB 115 adjustments as of such date, shall be no less than $30,800,000.

As part of is banking analysis business, Alex Sheshunoff & Co.
Investment Banking is continually engaged in the valuation of bank, bank holding company and thrift securities in connection with mergers and acquisitions nationwide. Prior to being retained for this assignment, Alex Sheshunoff & Co. Investment Banking has provided professional services and products to Boatmen's. The revenues derived from such services and products are insignificant when compared to the firm's total gross revenues.

In connection with this assignment, we reviewed (i) the Agreement and Plan of Merger dated November 14, 1994; (ii) the most recent external auditor's reports to the Boards of Directors of each organization; (iii) the audited December 31, 1994 Balance Sheet and Income Statement for Boatmen's and Bank and the audited
December 31, 1993 Balance Sheet and Income Statement for each organization; (iv) the Rate Sensitivity Analysis reports for each organization; (v) each organization's listing of marketable securities showing rate, maturity and market value as compared to book value; (vi) the internal loan classification list of Bank;
(vii) the listing of other real estate owned for Bank; (viii) the budget and long range operating plan of each organization; (ix) the Minutes of the Board of Directors of each organization; (x) the most recent Board report for each organization; (xi) the listing and description of significant real properties for Bank; and
(xii) the directors and officers liability insurance and blanket bond insurance policies for each organization.

We have also had discussions with the management of Bank and Boatmen's regarding their respective financial results and have analyzed the most current financial data available on Bank and Boatmen's. We also considered such other information, financial studies, analyses and investigations, and economic and market criteria which we deemed relevant. We have met with the management of Bank and Boatmen's to discuss the foregoing information with them.

We have considered certain financial data of Bank and Boatmen's, and have compared that data with similar data for other banks and bank holding companies which have recently merged or been acquired; furthermore, we have considered the financial terms of these business combinations involving said banks and bank holding companies.

We have not independently verified any of the information reviewed by us and have relied on its being complete and accurate in all material respects. In addition, we have not made an independent evaluation of the assets of Bank and Boatmen's.

In reaching our opinion we took into consideration the financial benefits of the proposed transaction to all Bank shareholders. Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us by Bank and Boatmen's, it is our opinion as of April 7, 1995, that the proposed transaction is fair and equitable to all Bank shareholders from a financial point of view.

We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

                                  Respectfully submitted,

                                  ALEX SHESHUNOFF & CO.
                                    INVESTMENT BANKING
                                  AUSTIN, TEXAS


                                  By /s/ Wade Schuessler
                                     -------------------------------
                                         Wade Schuessler
                                         Vice President
HWS

                                                     APPENDIX C
                  EXCERPTS OF THE NATIONAL BANK ACT
                        (DISSENTERS' RIGHTS)

     12 U.S.C. Section 215A.--

     (B) DISSENTING SHAREHOLDERS

         If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

     (C) VALUATION OF SHARES

         The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

     (D) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS:
         APPRAISAL BY COMPTROLLER; EXPENSES OF RECEIVING
         ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL
         AND MERGER LAW

         If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                               PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section
351.355 further provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355 also provides that a Missouri corporation may provide additional indemnification to any person indemnifiable under subsection (1) or
(2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved by-law or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. Article XIII of the Restated Articles of Incorporation of registrant provides that registrant shall indemnify its directors and certain of its executive officers to the full extent specified in Section 351.355 and, in addition, shall indemnify each of them against all expenses incurred in connection with service for or at the request of the registrant in any of the capacities referred to in Section 351.355 or arising out of his or her status in any such capacity, provided that he or she may not be indemnified against conduct finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

     Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $55 million, registrant's officers and directors are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of registrant in the discharge of their duties solely in their capacity as directors or officers of registrant, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration Statement:

          (2) Agreement and Plan of Merger, dated November 14, 1994, by and between Boatmen's First National Bank of Amarillo and First National Bank in Pampa, and joined in by Boatmen's Bancshares, Inc. and Boatmen's Texas, Inc. (Appendix A to Proxy Statement/Prospectus). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request;

          (5)      Opinion of Lewis, Rice & Fingersh, L.C.
                   regarding legality;


          (23)(a)  Consent of Ernst & Young LLP;


          (23)(b)  Consent of Lewis Meers, P.C.;

          (23)(c) Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding legality);

          (23)(d)  Consent of Alex Sheshunoff & Co. Investment
                   Banking (in fairness opinion attached as Appendix B to Proxy Statement/Prospectus);


          (23)(e)  Consent of KPMG Peat Marwick LLP;

          (23)(f)  Consent of Frost & Company;


          (24)     Power of Attorney;

          (99)(a)  Form of Proxy Card for First National Bank in
                   Pampa Special Meeting;

          (99)(b) Form of Letter to Shareholders of First National Bank in Pampa to accompany Proxy Statement/
                   Prospectus;

          (99)(c)  Form of Notice of First National Bank in Pampa
                   Special Meeting;

          (99)(d)  Fairness Opinion (Appendix B to Proxy
                   Statement/Prospectus); and

          (99)(e)  Excerpts of the National Bank Act (Dissenters'
                   Rights) (Appendix C to Proxy Statement/
                   Prospectus);

          The following exhibits are incorporated herein by reference:

          (3)(a)   Restated Articles of Incorporation of Boatmen's
                   Bancshares, Inc.;

          (3)(b)   Statement in Change of Registered Agent of
                   Boatmen's Bancshares, Inc.;

          (3)(c)   Amended Bylaws of Boatmen's Bancshares, Inc.;

          (4)(a) Rights Agreement, dated as of August 14, 1990, of Boatmen's Bancshares, Inc.; and

          (4)(b) Amendment to Rights Agreement, dated as of January 26, 1993.

                   Note: No long-term debt instrument issued by Boatmen's Bancshares, Inc. exceeds 10% of the consolidated total assets of Boatmen's Bancshares, Inc. and its subsidiaries. In accordance with paragraph 4(iii) of Item 601 of Regulation S-K, Boatmen's Bancshares, Inc. will furnish to the S.E.C. upon request copies of long-term debt instruments and related agreements.

     (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.


ITEM 22.  UNDERTAKINGS.

     (1)  The undersigned Registrant hereby undertakes as follows:
That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i)  to include any prospectus required by
          Section 10(a)(3) of the Securities Act of 1933;

                   (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii)    to include any material information
          with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (see Item 20 -- Indemnification of Directors and Officers), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                             SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on April 28, 1995.



                       BOATMEN'S BANCSHARES, INC.



                       By /s/ Andrew B. Craig, III
                          ---------------------------------------------------
                          Andrew B. Craig, III
                          Chairman of the Board and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 28, 1995.


/s/ Andrew B. Craig, III         Chairman of the Board and Chief Executive Officer
- ------------------------------   (principal executive officer)
     Andrew B. Craig, III


/s/ James W. Kienker             Executive Vice President and Chief Financial Officer
- ------------------------------   (principal financial and accounting officer)
      James W. Kienker


            <F*>                 President and Director
- ------------------------------
    Samuel B. Hayes, III


            <F*>                 Vice Chairman and Director
- ------------------------------
    John Peters MacCarthy


            <F*>                 Director
- ------------------------------
     Richard L. Battram


            <F*>                 Director
- ------------------------------
   B. A. Bridgewater, Jr.


            <F*>                 Director
- ------------------------------
    William E. Cornelius


                                    II-5


            <F*>                 Director
- ------------------------------
     John E. Hayes, Jr.


                                 Director
- ------------------------------
       C. Ray Holman


            <F*>                 Director
- ------------------------------
      William E. Maritz


            <F*>                 Director
- ------------------------------
      Andrew E. Newman


- ------------------------------   Director
       Richard E. Peck


            <F*>                 Director
- ------------------------------
       Jerry E. Ritter


            <F*>                 Director
- ------------------------------
     William P. Stiritz


            <F*>                 Director
- ------------------------------
       Albert E. Suter


            <F*>                 Director
- ------------------------------
    Dwight D. Sutherland


            <F*>                 Director
- ------------------------------
    Theodore C. Wetterau


      /s/ James W. Kienker
      ------------------------
       <F*>Attorney-in-fact

                          INDEX TO EXHIBITS

Number                         Exhibit
- ------                         -------
(2)        Agreement and Plan of Merger, dated November 14,
           1994, by and between Boatmen's First National Bank
           of Amarillo and First National Bank in Pampa, and
           joined in by Boatmen's Bancshares, Inc. and
           Boatmen's Texas, Inc. (Appendix A to the Proxy
           Statement/Prospectus).

(3)(a)     Restated Articles of Incorporation of Boatmen's
           Bancshares, Inc. is incorporated by reference from the Boatmen's Bancshares, Inc. Registration Statement on
           Form S-4 (Registration Statement No. 33-55625), dated
           September 26, 1994.

(3)(b)     Statement of Change of Registered Agent of Boatmen's
           Bancshares, Inc. is incorporated by reference from the Boatmen's Bancshares, Inc. Registration Statement on
           Form S-4 (Registration Statement No. 33-55625), dated
           September 26, 1994.

(3)(c) Amended Bylaws of Boatmen's Bancshares, Inc. is incorporated by reference from the Boatmen's
           Bancshares, Inc. Registration Statement on Form S-4
           (Registration Statement No. 33-55625), dated
           September 26, 1994.

(4)(a)     Rights Agreement, dated as of August 14, 1990, of
           Boatmen's Bancshares, Inc., is incorporated herein by reference from the Boatmen's Bancshares, Inc.
           Registration Statement on Form 8-A, dated August 14,
           1990.

(4)(b)     Amendment, dated as of January 26, 1993, to Rights
           Agreement dated August 14, 1990, is incorporated herein by reference from the Boatmen's Bancshares, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

(5) Opinion of Lewis, Rice & Fingersh, L.C. regarding legality.<F*>

(23)(a)    Consent of Ernst & Young LLP.

(23)(b)    Consent of Lewis Meers, P.C.<F*>

(23)(c) Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding legality).<F*>

(23)(d)    Consent of Alex Sheshunoff & Co. Investment
           Banking (in fairness opinion attached
           Appendix B to Proxy Statement/Prospectus).

(23)(e)    Consent of KPMG Peat Marwick LLP;

(23)(f)    Consent of Frost & Company;

(24)       Power of Attorney.<F*>

(99)(a)    Form of Proxy Card for First National Bank in Pampa
           Special Meeting.

- --------------------
<F*> Previously filed.


Number                         Exhibit
- ------                         -------
(99)(b)    Form of Letter to Shareholders of First
           National Bank in Pampa to accompany Proxy
           Statement/Prospectus.

(99)(c)    Form of Notice of First National Bank in Pampa Special
           Meeting.

(99)(d)    Fairness Opinion (Appendix B to Proxy
           Statement/Prospectus).

(99)(e)    Excerpts of the National Bank Act
           (Dissenters' Rights) (Appendix C to Proxy
           Statement/Prospectus).

- -------------------
<F*> Previously filed.
